Exhibit 99.3

Export Development Canada
2017 Annual Report

TRADE UNLIMITED

Canada

EDC

CONTENTS

1 Highlights
- 1 Go Grow Succeed
- 2 Key Performance Indicators
- 3 2017 Highlights
- 4 EDC Around the World

6 Message from the Chair

8 Message from the President and CEO

11 Trade Trends
- 12 Micro Exporters
- 13 E-commerce
- 14 Service Exports
- 15 CETA
- 16 Foreign Affiliate Sales

19 Performance Against Objectives
- 20 Our People
- 20 Business Measures
- 22 Customer Measures
- 23 Financial Measures
- 23 Financial Sustainability

25 Key Priorities
- 26 Growth Capital for SMEs
- 27 Women-Owned Businesses
- 28 EDC's Digital Transformation
- 29 Cleantech
- 30 Market spotlight: Australia
- 31 Market spotlight: United States
- 32 Corporate Social Responsibility

35 Corporate Governance
- 40 Board of Directors
- 42 Executive Management Team

44 Financial Review
- 44 Management's Discussion and Analysis
- 81 Consolidated Financial Statements

142 Ten-Year Review

150 Glossary of Financial Terms

151 Corporate Representation

152 Mandate

TRADE UNLIMITED

International trade continues to shift and change at a rapid pace. The nature of the opportunities and risks facing Canadian companies doing business internationally is also evolving. Technology, for example, has enabled even the smallest producer of niche products or services to build a global business. The services sector is now emerging as Canada's top export, overtaking traditional front-runners like energy and transportation. And new trade agreements are making it easier to do business around the world.

At the same time, forces like economic turbulence, political crises and protectionism are combining to make trade more complex and unpredictable. Global competition is also increasing as the same technologies and free trade agreements bringing Canadian products to the world are also opening our own borders. This is forcing companies to find new and innovative routes to growth.

As Canada's export credit agency, EDC understands the evolving trade landscape and is reshaping itself to help more Canadian companies with solutions that are tailored to their needs today, while also anticipating what they might need tomorrow. And we're not alone in our efforts. EDC works alongside a number of Canadian trade partners to ensure that companies get the continuity of service they need and deserve.

Our shared goal is to remove any barriers or risks that might be impeding Canadian companies from competing internationally. We clear the way so they can focus on selling to the world and becoming global champions. That's Trade, Unlimited.

GO GROW AND SUCCEED

As Canada's export credit agency, EDC works to help Canadian companies find and respond to international business opportunities. Our efforts are focused on helping more businesses in Canada Go, Grow and Succeed internationally. This corporate aspiration serves as the foundation for our three strategic objectives:

GO

GROW

SUCCEED

Given the diverse and evolving needs of Canadian companies, EDC provides a broad range of support for exporters, investors and international buyers. This includes insurance and financial services, bonding products, small business solutions and trade knowledge, as well as support for Canadian direct investment abroad and investment into Canada.

EDC's aspiration in the coming years is to serve more Canadian companies than it ever has before, in order to truly move the needle on Canadian trade.

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KEY PERFORMANCE INDICATORS

Performance Measures

Business Measures

CUSTOMERS SERVED	BUSINESS IN EMERGING MARKETS	TOTAL BUSINESS FACILITATED	SMALL BUSINESS AND COMMERCIAL TRANSACTIONS	CDIA TRANSACTIONS

9,398	$1,051M	$103.7B	5,500	508
CUSTOMERS SERVED	REVENUE GENERATED	TOTAL BUSINESS	TRANSACTIONS	TRANSACTIONS
BY EDC IN 2017,	THROUGH OUR	CONDUCTED BY	SUPPORTED FOR OUR	SUPPORTED FOR OUR
INCLUDING FOR THE	CUSTOMERS’ BUSINESS	OUR CUSTOMERS	SMALL BUSINESS	CUSTOMERS’ DIRECT
FIRST TIME, THOSE	IN EMERGING MARKETS	WITH THE HELP OF	AND COMMERCIAL	INVESTMENT ABROAD
WHO ACCESSED		EDC SOLUTIONS	CUSTOMERS
KNOWLEDGE SERVICES

Customer Measures		Financial Measures

77.3		28.5%
MEASURE OF OUR CUSTOMERS’ SATISFACTION, LOYALTY AND WILLINGNESS TO RECOMMEND US TO OTHERS		RATIO OF OUR EXPENSES TO NET REVENUE, REPRESENTING HOW WELL WE USE OUR RESOURCES AND ULTIMATELY MANAGE OUR COSTS
2017 target:		2017 target:
70.0 – 76.0		28 – 32%

Highlights by Sector and Market

EDC serves Canadian companies of all types and sizes. Our customers represent a variety of industries and their businesses span different markets around the world.

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2017 HIGHLIGHTS

9,398

CUSTOMERS SERVED — THE MOST IN EDC'S 73-YEAR HISTORY

2,382

NEW CUSTOMERS ACQUIRED IN 2017

$103.7B

IN EXPORTS AND INTERNATIONAL INVESTMENTS FACILITATED BY OUR CUSTOMERS USING EDC FINANCIAL PRODUCTS

$1.5B

IN SUPPORT FOR CLEAN TECHNOLOGY COMPANIES — A RECORD

$14.3B

VOLUME OF CANADIAN DIRECT INVESTMENT ABROAD (CDIA) THAT EDC FACILITATED — A RECORD

$29.9B

IN EXPORTS AND INVESTMENTS BY OUR CUSTOMERS IN 141 EMERGING MARKETS

524,000

EQUIVALENT NUMBER OF JOBS REPRESENTED BY THE TOTAL VALUE OF EXPORTS AND INVESTMENTS SUPPORTED BY EDC

$500M

GREEN BONDS ISSUED TWICE IN 2017 — ONE IN USD AND ANOTHER IN CAD

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EDC AROUND THE WORLD

With the opening of a new representation in Australia and our first-ever international financing branch in Singapore, EDC now has 20 international representations. With this global presence, we have people on the ground to support and connect Canadian companies to business opportunities in key markets around the world.

AMERICAS

Achieved record financing volumes in Mexico ($1.9 billion) and Chile ($1.6 billion), as well as another outstanding year of financing in the Andean Region ($889 million)

Increased opportunities for Canadian companies by building financial relationships with large-scale buyers in Mexico, Brazil and Chile. This included, for the first time, the development of a relationship with a buyer in the retail sector, Grupo Soriana, out of Mexico. These relationships open up supply-chain opportunities for Canadian companies

Co-led the first power plant project financing in Argentina in almost 20 years

EUROPE

Facilitated more than $3.6 billion in financing, with particularly strong results in the U.K. where financing volumes increased by 54%

Participated in more than a dozen CETA awareness events across Europe and Canada, in partnership with Global Affairs Canada and Chambers of Commerce

Closed EDC’s first junior debt deal in the U.K.

AFRICA/

MIDDLE EAST

Conducted matchmaking for Canadian companies at two key events in the Middle East: Arab International Aluminum Conference (ARABAL) and Abu Dhabi International Petroleum Exhibition and Conference (ADIPEC)

Created supply-chain opportunities for Canadian companies by providing financing to Zorlu — a major Turkish corporation with a presence in many different sectors

ASIA

Formally launched EDC’s first international branch in Singapore, with business volumes ($1.1 billion) exceeding EDC’s first-year business plan

Opened and launched EDC’s 20th international representation in Sydney, Australia

Signed EDC’s first e-commerce financing deal in China with JD.com

Achieved record financing volumes in India ($1.7 billion), including financing for the Indian Oil Corporation, meant to encourage investment in Canada and procurement from Canadian companies

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ENVIRONMENTAL SCAN

Trade occurs within a global context that is increasingly complex and constantly evolving. Understanding the forces that are exercising the most influence on the global economy is essential to the success of Canadian businesses, and by extension EDC.

ECONOMIC

Some businesses and investors remain frustrated with the seemingly slow pace of economic recovery following the recession in 2009, yet today's economic indicators portray a global economy that is on the rise, one that is actually serving up what many lament as missing: growth, jobs, and a green light for continued expansion. Within this context, Canadian companies should be confident in their pursuit of international opportunities.

TECHNOLOGY

Technology continues to advance at a breakneck speed and can be considered trade's largest disruptor. The potential impact of financial technology (fintech), artificial intelligence (AI), automation, big data, and the Internet of Things (IoT) in trade is increasingly being realized. To be globally competitive, Canadian SMEs will need to embrace this new reality, act fast and scale up.

SOCIAL AND POLITICAL

The wave of emerging populism and protectionism around the world is not only creating political instability, it's also threatening globalization and the prosperity that comes with it. This presents a significant element of risk that cannot be ignored, and it's more important than ever for Canadian businesses to stay informed.

FINANCIAL

With a new international regulatory framework for banks approaching with Basel III, financial institutions are preparing to accelerate their adoption of new capital requirements, including those in Canada. Additionally, more financial services are digitizing and new non-bank players, such as big technology companies, are entering the lending market.

ENVIRONMENT

The global drive towards environmental sustainability is jarring traditional industries while simultaneously creating new ones. The business opportunities associated with combatting climate change are immense. But as a leading global producer of energy and natural minerals, Canada will need to reconcile its need for revenue and employment from major industries with its desire to be sustainable and embrace a future global economy that is less carbon dependent.

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2017 was a year of real change for Export Development Canada, which included the appointment of a new Board Chair. I’m excited to introduce myself to the readers of this annual report and to be joining the EDC team. A significant portion of my career has been in private-sector banking, and it was from that vantage point that I first witnessed the kind of value-add EDC could offer to Canadian exporters and financial partners alike.

Now, only a few months into my new appointment, I’ve already developed a greater appreciation for the unique role this organization plays in the Canadian economy. First, there’s the corporation’s mandate — to support and develop, directly or indirectly, Canada’s export trade and Canadian capacity to engage in that trade, as well as respond to international business opportunities. In a time when those international opportunities are shifting so dramatically, few missions could be more important to the Canadian economy.

Trade, after all, is deeply woven into this country’s DNA. We’ve always had a lot to offer the world, and our economy has come to depend on what it gets in return — economic growth, wealth and investment opportunities, and high-quality jobs. Simply put, Canada needs trade. Sixty per cent of our GDP depends on it, and with such a small number of potential domestic customers, Canadian companies have always needed to be connected into overseas markets to achieve real growth.

And yet, Canada’s trade growth relative to other G20 nations in the last 15 years has declined. Another area of concern is among small- to medium-sized enterprises (SMEs), an important part of Canada’s economic engine. Only seven per cent of these companies are tapping into international customers and supply chains. This number is not only lower than that of our international competitors, but also below what we believe to be our potential as a nation. This signals an opportunity — and necessity — to do more, especially when research also shows that exporting companies grow faster, are more resilient and innovative, and more sustainable than companies that don’t export. Clearly, this is a segment of the economy we need to be growing. Exporting is a natural driver of that growth.

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MESSAGE FROM THE CHAIR

The export sector represents some of the best opportunities for promoting clean technologies, contributing to progress in meeting climate change targets, promoting diversification, attracting investment to Canada and, of course, encouraging more fair and free trade.

This is something the Government of Canada understands, which is why it has established the goal of achieving a 30-per-cent increase in the value of Canadian exports by 2025. It is an ambitious target, and achieving it will require all members of Canada’s trade ecosystem to work together.

Much hinges on our success. Exports create jobs, promote innovation and grow industries. But there’s more. Viewed through a progressive lens, the export sector can also advance the interests of groups that have previously been under-represented in trade: women, Indigenous peoples, youth and new Canadians. Exports also represent some of the best opportunities for promoting clean technologies, contributing to progress in meeting climate change targets, promoting diversification, attracting investment to Canada and, of course, encouraging more fair and free trade.

One obvious outcome of that progressive lens has been EDC’s work over the last year to set up FinDev Canada. FinDev Canada has been established to fulfil the new and exciting mandate to generate positive social and economic impact in developing countries by providing financing solutions to local businesses. It’s a testament to EDC’s strength as an organization that it was entrusted by the Government of Canada to lay the foundation for this important initiative.

Indeed, 2017 was a busy year for EDC. On behalf of the Board, I want to thank our executive management team for the impressive strides they have made, and will continue to make, towards transforming EDC’s operations. I understand that change is not always easy, but history teaches us that it is essential.

Thanks also to all of EDC’s employees, the people on the ground who are making that change happen. With you leading the way, I’m confident that Canada’s exporters have the partner in trade they need and deserve — a partner willing to adapt to the changing global landscape alongside them.

Finally, I would be remiss in not mentioning the great thanks we owe my predecessor, Kevin Warn-Schindel, for his excellent work and dedication as Board Chair over the course of the last four years. Kevin’s tenure saw EDC take its first important steps towards having a greater impact in the Canadian export marketplace. I look forward to helping EDC build on that progress.

It has only been a few months since I took on this challenge, but I’m already convinced that Canadian companies could not have a more dedicated team of professionals to help them succeed in their global ambitions. And there couldn’t be a more exciting time to be joining that team.

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MESSAGE FROM THE PRESIDENT AND CEO

Benoit Daignault

President and CEO

When I became the President and CEO of Export Development Canada in the winter of 2014, the global economy was in a very different situation. After a rebound from the turmoil of 2007–2008, the recovery had slumped. Growth was stagnant. Resource prices were in decline. But the difficult times did not stop nations from reaching out to one another, searching for routes to recovery. New trade deals were in the works: the Trans Pacific Partnership; the Comprehensive European Trade Agreement. And no one was talking about renegotiating the North American Free Trade Agreement (NAFTA).

Four years later, as I write this, the global economy has turned around. Growth is exceeding expectations in Europe and the United States and continuing apace in many emerging markets. But this time, against this bright backdrop, obstacles have emerged. The recent rise in global anti-trade sentiment is concerning for any nation, like Canada, which depends on trade for economic growth. We saw a small region in Belgium nearly derail the passage of CETA; one of the first acts of the new U.S. administration was to retreat from the TPP; and Canada, Mexico and the United States engaged in NAFTA renegotiations.

The reality confronting Canadian exporters — in fact, all exporters everywhere — is that change is constant. Barriers rise while opportunities appear. Governments are elected and national priorities change. Prices rise and fall, and whole industries along with them. Technologies decline, are replaced, and new ones invented. There is a tidal nature to the environment in which nations trade, pulling and pushing on our relationships, our finances… and our plans.

Putting it that way may seem a bit overwhelming. But that’s not how I see it. Sometimes — often in fact — the tide works in our favour.

Developments such as e-commerce platforms, for example, have made it possible for even the smallest producers of niche products or services to make waves around the world. In fact, these “niche” producers may be emerging as a whole new category of global exporter. Many other companies are finding ways of penetrating markets (even those surrounded by newly protectionist

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MESSAGE FROM THE PRESIDENT AND CEO

frontiers) by using more creative forms of investment and finance: investing abroad to either buy or begin a new business or branch, in this way getting direct access to that market within its borders; or investing in access to the supply chains of other multinationals. These are the tools and tactics available to the modern and creative Canadian exporter. EDC is continually looking for new and innovative ways to enhance these tools and tactics. It is our answer to the powerful and shifting tides.

After four years as the leader of this organization — and the almost 10 previous years that I have been working here — I remain convinced that the role EDC plays is more critical than it has ever been. Not simply because the international trading environment is changing, but because of the relentlessness and pace of that change.

I am equally convinced that EDC can make an important difference for more Canadian companies looking to grow globally. Much of the evidence of that potential is in the pages of this Annual Report — Trade Unlimited. Two years after adopting a new and more ambitious corporate vision — EDC is the leader in helping every Canadian company go, grow and succeed internationally — we have now built a foundation of skills, market understanding and business channels that will enable us to have an impact on export markets far beyond anything we’ve had before. We are better placed to help companies find those new and innovative routes to international growth — through direct investment abroad, through generating foreign affiliate sales, and by finding new connections and gateways to major global supply chains.

Making this happen has forced us to change in some pretty fundamental ways. We have taken on a structural reorganization that is more directly aligned with the way exporters think and with the needs they have. We’ve created a team which is solely focused on finding and developing relationships with international buyers and introducing them to the Canadian companies that can meet the needs of their vast supply chains. We’ve taken our first important steps to building a digital business, putting more of our financial solutions online, while also creating a customer care team that helps current clients make the transition to a new platform and gives new customers the twenty-first century digital experience they expect. And we are in the process of launching our knowledge platform, where we’ll be able to more effectively share the unique financial, risk management and transactional expertise we’ve accumulated over 70-plus years of serving as Canada’s Export Credit Agency. The platform will not only make exporting easier for Canadian companies, but also encourage more of them to go global.

In this year of building, we have laid a foundation that is remarkably diverse. There have been initiatives supporting women-owned businesses. We’ve created an international growth capital team, opened new domestic offices in the Prairies (Saskatoon) and Atlantic Canada (Charlottetown) as well as a representation in Sydney, Australia and a standalone financing hub office in Singapore. We have paved the way for Canada’s first development finance institute — FinDev Canada, increased support for clean technology (cleantech) and taken additional steps towards making Corporate Social Responsibility a core part of our business operations.

At the same time, we’re finding new ways to work with traditional and new partners — public and private — and we’re exploring new channels and platforms for reaching Canadian companies with the tools and tactics they need, when they need them.

The Canadian trade ecosystem is in an exciting phase, but it’s also at a crucial point. The Canadian economy needs more exporters, and our exporters need more markets, more partners and more buyers. Large segments of the international economy are showing signs of strength right now. But there are still risks, and there is always the possibility of more disruption on the horizon. This is why I am so proud of the work we have done over the last 12 months, and indeed the last few years, to anticipate risks and help Canadian companies manage and overcome them.

We are, when you think of it, doing what any company has to do when confronted with constant and sometimes dramatic change. We are adapting and innovating to become a better company, one able to create the impact our shareholder expects and our customers deserve.

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TRADE TRENDS

As the world of international trade continues to shift and evolve, driven along by new ideas, novel inventions and prominent personalities, we see trends start to emerge. They provide us a window into where trade is headed and help us understand what we, as a nation so heavily dependent on trade, should be paying special attention to. We start to understand that Canada's export growth story — complete with its main characters, plot lines and key themes — will be very different in the next five years compared to the last five.

Advances in digital technology, new trade agreements, innovative new companies that are born global — there's more access to the world and its billions of potential customers than there's ever been before. That large-scale change is only gathering steam and it's rewriting the trade narrative.

In this section, we highlight the Trade Trends that played major roles in Canada's 2017 trade story and discuss how EDC is addressing these trends while mobilizing to help Canadian companies make the most of them.

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TRADE TRENDS MICRO EXPORTERS

Small businesses make up the large majority of companies in Canada. When they prosper, so does the Canadian economy. This is especially true when those companies pursue growth opportunities abroad. “Micro businesses” in particular — companies with under $2 million in annual revenues — have some of the greatest potential for growth, yet only half of those considered ‘ready to export’ actually do. It can be challenging and intimidating to do business abroad, and these companies are some of the most under-served in terms of getting the products and services they need.

EDC AND MICRO EXPORTERS

At EDC, an important part of our transformation is how to better serve more micro exporters in Canada. Companies of this size can face complex challenges, from managing limited financial resources to finding relevant market information. In 2017, we continued to invest significantly in ways to better understand and address their specific needs. For example, we provided knowledge to help them find opportunities in specific markets, refined our financing and insurance products to help them access capital and get paid by their customers, and improved online accessibility to our services. These are important first steps, and EDC plans to do more in the coming years to serve micro exporters.

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TRADE TRENDS E-COMMERCE

Energizing and enabling more small companies to export is a key priority for EDC in the coming years, and embracing e-commerce will be a major determinant of that success. With the rapid growth of online retail, more companies are setting up e-commerce sites to reach customers all over the world. These businesses are benefitting from an online presence which can help create a seamless experience for customers, deploy cost-effective digital marketing campaigns, and bring together critical information like inventory numbers and customer data.

EDC IN E-COMMERCE MARKETS

EDC understands that e-commerce can be a game-changer in helping companies increase sales. We’re working with e-commerce platforms, such as Shopify and JD.com, to develop a better understanding of the global landscape for e-commerce and where the opportunities lie. For example, we recognize the high potential for e-commerce companies in emerging economies like China. So in 2017, we strengthened our strategic partnership with China’s JD.com — one of the largest online platforms in the world — to promote more Canadian SMEs and assist them in entering this opportunity-filled market.

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TRADE TRENDS SERVICE EXPORTS

The changing nature of exporting may be most evident when looking at Canada’s services sector, where exports are not only surging but also outpacing the growth of goods exports. The notion of exports as only tangible, shippable products is long outdated, and now we’re seeing growth in the services sector that is unprecedented. Currently, services account for 17 per cent of Canadian exports, which is more than any other sector, including the energy and automotive sectors.

EDC IN THE SERVICE SECTOR

We expect this impressive growth to continue, with services providing an even greater boost to the Canadian economy in the future. Canadian expertise is sought all over the world, particularly in areas such as financial, engineering and Software-as-a-Service (SaaS). From our 2017 survey with services exporters, which included SaaS companies, we learned more about their need for information on opportunities and risks, as well as their needs for matchmaking and working capital. We’re working to further align and customize how we support services companies to address their unique challenges.

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TRADE TRENDS CETA

Technology has opened the global marketplace to businesses of all sizes, and so too will Canada’s historic new trade agreement with the European Union: the Comprehensive Economic and Trade Agreement (CETA). CETA gives Canadian companies preferential access to a massive, dynamic $20 trillion market. CETA eliminates 99 per cent of tariffs for Canadians exporting to the EU, while also improving labour mobility, protecting investments and recognizing common product standards and certifications.

EDC AND CETA

With CETA, it will be easier to do business in Europe and there will be more export opportunities for Canadian companies than ever before, especially in high value-added sectors. EDC has people on the ground at representations in Dusseldorf and London to help Canadian companies make inroads into Europe. In partnership with the Trade Commissioner Service, we’ve also hosted several events across Canada and internationally to promote CETA. While access to financing remains highly important, we’re hearing from more SMEs that market knowledge as well as finding partners and connections is increasingly top of mind. EDC offers these services and expects to provide more of them as an increasing number of Canadian companies turn their eyes to the world’s second-largest comprehensive market.

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TRADE TRENDS FOREIGN AFFILIATE SALES

As trade conditions improve in key markets like the EU, Canadian companies are looking for new ways to secure their success at home and abroad. One such route, which is an increasingly productive choice for growth-minded Canadian companies, is setting up a foreign affiliate. Being on the ground in a target market can help companies take advantage of growth opportunities and expand their business. In some sectors, such as mining, oil and gas, construction and finance, having a local presence is critical. We’re also seeing that the rise of services exports is driving growth in foreign affiliate sales (FAS).

EDC AND FOREIGN AFFILIATE SALES

Canadian trade is more than just direct exports. EDC supports a broader, integrated spectrum of trade activity — which includes FAS — by offering financing, insurance and connections to help businesses set up shop outside of Canada. Most companies use foreign affiliates to complement their domestic business, not to replace it. Foreign affiliates can help the Canadian parent company become more competitive globally by increasing sales, lowering costs, bringing them closer to their customers, and integrating them into local supply chains and regional trade networks.

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FinDev Canada EDC created a new subsidiary in 2017 tasked with supporting international development, one entrepreneur at a time The Government of Canada announced in its 2017 budget the decision to create a Development Finance Institution (DFI), with a mandate to achieve development objectives by providing financial services to private sector enterprises in developing countries. EDC was entrusted with creating the DFI and spent 2017 planning and preparing for its launch in early 2018. Named Development Finance Institute Canada (DFIC) Inc., it will operate under the commercial name FinDev Canada.    Why is EDC setting up FinDev Canada? FinDev Canada is being set up by EDC to allow for quicker and cost-effective implementation. EDC has many core strengths that FinDev Canada can draw upon, particularly its broad financial expertise and range of products, experience in structuring transactions in challenging markets, and vast partner networks around the world.    What will FinDev Canada do? FinDev Canada will contribute to international development by providing financing solutions to entrepreneurs in developing countries. Through its services, it will help support long-term development by building local economic capacity, contributing to the economic empowerment of women and acting on climate change mitigation and adaptation.    How will FinDev Canada operate? FinDev Canada is a wholly-owned subsidiary of EDC but is governed by a development mandate that is separate from EDC’s trade mandate. It has its own decision-making criteria and processes, as well as a Managing Director leading its core team of professionals based in Montreal. Additionally, an Advisory Council composed of prominent Development Finance experts will help inform FinDev Canada’s key strategic choices.    Why was FinDev Canada created? Canada now has a tool to provide private-sector companies in developing countries with commercial financing they could not otherwise access. FinDev Canada’s financing will help those companies make a positive development impact in the countries where they operate. Most G7 nations have a DFI which complements government assistance programs, and seeks to mobilize — rather than compete with — private sector financial capacity.    How will we know FinDev Canada is successful? Performance will be measured against three key themes: market transformation, women economic empowerment, and climate mitigation and adaptation. To achieve an enduring impact in these areas of development will require a long-term, sustained effort. When it launches in early 2018, FinDev Canada will follow a phased implementation plan, with a long-term goal to drive innovation on the global development finance scene.

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PERFORMANCE AGAINST OBJECTIVES

	PERFORMANCE MEASURES	CHANGE	2017 ACTUAL	2017 PLAN	2016 RESULT
BUSINESS MEASURES	Total Business Facilitated ($B)	2% growth ↔	103.7	4 – 7% growth	102.0
	Small Business and Commercial Transactions	6% growth ↑	5,500	4 – 10% growth	5,188
	Business in Emerging Markets ($M)	21% growth ↑	1,051	2 – 6% growth	866
	CDIA Transactions*	30% growth ↑	508	2 – 7% growth	390
CUSTOMER-RELATED MEASURE	Net Promoter Score	Exceeded ↑	77.3	70.0 – 76.0	77.6
FINANCIAL MEASURE	Productivity Ratio (%)	Achieved ↑	28.5	28 – 32	27.2

Ratings in our performance measures are as follows:

↑ Target met or exceeded (> 98% of plan)
↔ Target substantially met (> 95% and < 98% of plan)
↓ Target not met (< 95% of plan)

PERFORMANCE AGAINST OBJECTIVES    PERFORMANCE MEASURES BUSINESS MEASURES Total Business Facilitated ($B) Small Business and Commercial Transactions Business in Emerging Markets ($M) CDIA Transactions* CUSTOMER-RELATED Net Promoter MEASURE Score FINANCIAL MEASURE Productivity Ratio (%)    CHANGE    2% growth 6% growth 21% growth 30% growth Exceeded Achieved    2017 ACTUAL    2017 PLAN 2016 RESULT 103.7 4 – 7% growth102.0 4 – 10% 5,5005,188 growth 2 – 6% 1,051 866 growth 5082 – 7% growth390 77.370.0 – 76.077.6 28.528 – 3227.2    Ratings in our performance measures are as follows: Target met or exceededTarget substantially metTarget not met (> 98% of plan)(> 95% and < 98% of plan)(< 95% of plan)    * Updates have been made in 2017 to the business rules for the CDIA transactions. As a result, the 2016 figures have been restated to allow for an appropriate year-over-year comparison.    EDC 2017 Annual Report 19

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OUR PEOPLE

BUSINESS MEASURES

TOTAL BUSINESS FACILITATED

$103.7B 2%

Through our financial solutions, we supported $103.7 billion in exports, foreign investment and trade development activities, slightly up from $102 billion in 2016. Through our insurance program, we helped over 5,200 customers close $75 billion in export sales with about 93,700 buyers spanning almost every country in the world. More than 74 per cent of this business was supported by our credit insurance products, which help companies mitigate credit risk and leverage their receivables with financial institutions to unlock more short-term financing. This insurance also allows them to offer their buyers more flexible payment options, secure in the knowledge that they will be paid.

In addition, our financing activities delivered more than $28 billion in loans and loan guarantees to Canadian customers and their foreign trading partners. We earned $2 billion in loan revenue and guarantee fees, which was aided by higher interest rates.

In this Annual Report we are proud to showcase EDC’s own diverse, talented and passionate employees who worked hard to help Canadian businesses succeed in 2017. A selection of them is featured throughout the pages of this section because they are the story behind the numbers. Whether working in Canada or in one of our many offices abroad, our employees are at the heart of everything we do.

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PERFORMANCE AGAINST OBJECTIVES

SMALL BUSINESS AND COMMERCIAL TRANSACTIONS

5,500 6%

Small and medium-sized enterprises (SMEs) are key contributors to economic growth, innovation and new job creation. They are also a key feature of Canada’s trade landscape. Accordingly, EDC continues to place a strong emphasis on supporting SMEs in developed and emerging markets. We accomplish this through our financing and insurance solutions. We also leverage our relationships with foreign buyers to introduce SMEs into their supply chains and encourage the purchase of Canadian goods and services.

In 2017, EDC replaced the previous Small and Medium-Sized Enterprise transactions measure with a new measure called Small Business and Commercial (SBC) transactions. This updated measure reflects a more comprehensive range of businesses that export to ensure we have an eye on companies of all sizes and stages of the SME spectrum.

The SBC transactions measure tracks the number of insurance and financing transactions that EDC supports. In 2017, we facilitated 5,500 transactions, up from 5,188 the previous year. This growth is largely due to EDC’s focus on finding, nurturing and gaining new customers.

BUSINESS IN EMERGING MARKETS

$1,051M 21%

Our customers used EDC’s products and services to support $29.9 billion of their emerging market business (consistent with 2016). That business generated $1,051 million in revenue for EDC, up 21 per cent from the previous year. Our financing activities in emerging markets reached $9.6 billion in 2017, up 10 per cent from 2016.

In 2017, EDC saw significant growth in emerging markets, which represented 29 per cent of the business EDC supports — a slight decrease from 30 per cent in the prior year.

To help grow Canada’s footprint in key markets, EDC opened a representation in Sydney, Australia, as well as its first international financing branch, located in Singapore. From this branch, we can complement our business development efforts with onsite underwriting of financing products. This helps EDC be more competitive and provide faster turnaround times in supporting Canadian companies and their Asian buyers throughout the region.

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PERFORMANCE AGAINST OBJECTIVES

BUSINESS	CUSTOMER
MEASURES (continued)	MEASURES
CANADIAN DIRECT INVESTMENT ABROAD (CDIA) TRANSACTIONS

NET PROMOTER SCORE

Exceeded target 77.3

The Net Promoter Score (NPS) is an industry measure for evaluating customer satisfaction. NPS measures the likelihood that our customers would recommend EDC to business colleagues. As well, it provides insight on how we are meeting our customers’ needs and delivering to their expectations.

EDC continues to be an industry leader in customer satisfaction. With a score of 77.3, this puts EDC in the top 10 per cent of North American B2B companies. This strong result reflects our commitment to act on customer feedback and deliver an exceptional customer experience. As a result of ongoing improvements to make customer facing processes faster and simpler, more businesses are noting that it is easy to do business with EDC.

508 30%

Canadian Direct Investment Aboard (CDIA) is an important contributor to the Canadian economy. Canadian companies generate almost as many sales through their foreign affiliates every year as they do directly from their exporting operations. For many Canadian companies, establishing business operations or acquiring business assets in another country is a key strategy to achieve their business goals and stay competitive.

Supporting Canadian companies’ investments abroad is an integral part of our core business. We provide various solutions such as loans and guarantees to help companies open in new markets, and insurance products to mitigate risks such as a customer’s refusal to pay. We measure our efforts through the number of transactions we facilitate to assist Canadian companies with their investment activities abroad.

In 2017, we facilitated 508 CDIA transactions — up from 390[1] last year. We witnessed increased growth across all our CDIA financing and insurance solutions. In particular, the Export Guarantee Program (EGP) — which helps companies, particularly SMEs, get access to financing — was up year-over-year by 53 per cent for this measure. This was due, in part, to ongoing efforts to deepen relationships with our banking partners as they serve their own exporting customers.

[1]  Updates have been made in 2017 to the business rules for the CDIA transactions. As a result, the 2016 figures have been restated to allow for an appropriate year-over-year comparison.

22    EDC 2017 Annual Report

PERFORMANCE AGAINST OBJECTIVES

FINANCIAL MEASURES	FINANCIAL SUSTAINABILITY

PRODUCTIVITY RATIO

Achieved target 28.5%

The Productivity Ratio (PR), the ratio of administrative expenses to net revenue, captures how well we use our resources and ultimately how we manage our costs. In 2017, our PR was 28.5%, which was within our target range of 28 to 32 per cent. This PR means that 28.5 cents of every dollar that we earn goes to pay our expenses, with the remaining 71.5 cents available to grow our capital base and support our loan and insurance portfolios.

While our PR was less favourable than the 2016 PR of 27.2%, 2017 saw significant investments in our business. These initiatives are necessary to fulfil our mandate of supporting Canadian exporters and include ongoing investment in our enterprise risk management systems to keep pace with sound risk management practices and foundational investments to update our technology and digital platforms.

Our ability to provide financing and insurance solutions to Canadian global businesses is dependent on our commitment to sound financial management. EDC is financially self-sustaining and does not receive parliamentary appropriations. The income that we generate is applied directly against Canada’s fiscal accounts and strengthens our capital base.

We achieve self-sustainability by operating on commercial principles and taking a disciplined approach to all financial matters. This means we must be able to remain solvent under stressed scenarios, keep a well-capitalized balance sheet and adequate liquidity to meet our financial commitments, and have sufficient reserves against future losses. All initiatives within EDC’s Business Strategy must be evaluated to ensure they reflect our commitment to fiscal prudence and our long- term viability.

Through sound financial management, we ensure we have an adequate capital base to fulfil our mandate now and in the future. We ended the year with a capital position of $10 billion, which provides us with the capacity to help Canadian exporters and investors navigate the current trade environment.

Our net income for the year was $997 million, which was $75 million lower than 2016. For discussion on items impacting net income, refer to page 46 of this annual report.

EDC 2017 Annual Report    23

24 EDC 2017 Annual Report

24    EDC 2017 Annual Report

KEY PRIORITIES

In 2017, EDC focused its efforts on freeing Canadian companies from some of the snags that hold them back. We know there are Canadian SMEs out there that — with more working capital available to them — could become the next Shopify. We recognize that with more financing support our Canadian cleantech companies could take a bigger slice of the $1 trillion global cleantech market. And we certainly acknowledge that promoting more of Canada’s women-owned businesses onto the world stage will not only benefit the Canadian economy, but also serve to make international trade more inclusive and progressive.
EDC took steps forward in these priority areas – SMEs, cleantech and women-owned businesses – in 2017. In addition, we modernized our digital platform to make EDC’s services and 70-plus years of trade knowledge more readily available to Canadian companies. We continued to build Corporate Social Responsibility (CSR) into a fundamental part of our business, while also guiding other companies in their CSR practices. Finally, we increased our focus and presence in certain markets where we think Canadian companies have the best opportunities for success.
In this section, we highlight what EDC is doing to make trade unlimited for Canadian companies, while also contributing to Government of Canada trade priorities.

EDC 2017 Annual Report 25

EDC 2017 Annual Report    25

KEY PRIORITIES GROWTH CAPITAL FOR SMEs A fresh approach to supporting high-growth SMEs

HIGH-GROWTH SMEs can face complex export challenges. In foreign markets, it can be difficult to get the capital needed to bid on new international contracts, fill large purchase orders from customers or make a strategic acquisition. SMEs with export opportunities can also be in financing limbo — too mature to receive support from venture capital funds and not big enough to access financing solutions from traditional financial institutions. To serve the capital needs of these SMEs, EDC brought together its debt and equity capabilities to create the new International Growth Capital (IGC) group in 2017.

The IGC group is a one-stop shop that develops tailored growth capital solutions for SME exporters as well as companies with high export potential. In addition to creating the group and streamlining how it operates, EDC also moved the cleantech portfolio under its umbrella to better serve the large population of high-growth SMEs in this critically important sector.

EDC’S IGC GROUP CURRENTLY:

» SERVES OVER

210 SMEs

directly and an additional

350 SMEs

through investment funds

» UNDERWRITES OVER

100

transactions annually

THE IGC GROUP IS PROVIDING

CAPITAL TO HELP CANADA’S NEXT

GLOBAL CHAMPIONS SCALE

INTERNATIONALLY

INNOVA Global

Innova Global, with the support and guidance of TriWest Capital Partners, has quickly grown from a division of the ATCO Group to become what it is today: a global cleantech leader in innovative emissions and noise management solutions. Building on over 40 years of experience, the company has delivered on more than 3,500 projects for a variety of industrial applications worldwide, including gas turbines, power plants, waste heat recovery and compressor stations, and is the leading supplier to original equipment manufacturers (OEMs) including GE, Siemens and Mitsubishi.

EDC has been working with Innova for nearly two decades, helping to support the company in its journey from high-growth SME to global export leader. In 2017, EDC played an instrumental role in solidifying Innova’s world-leading position by supporting the acquisition of its largest competitor, Braden Manufacturing. Partnering with TriWest, EDC provided a suite of working capital, bonding and insurance solutions, as well as complementary IGC solutions.

26    EDC 2017 Annual Report

KEY PRIORITIES WOMEN-OWNED BUSINESSES Making exporting more inclusive

FOR CANADA TO achieve its full potential as a trading nation, it will require that all Canadians — men and women entrepreneurs of all ages and backgrounds — be equally engaged in international trade. This is not currently the case as there are groups that are underrepresented in trade. This is especially true for Canadian women whose companies are less likely to export than men-owned businesses.

This is why EDC is committed to help break down barriers and improve awareness of the inclusive tools and solutions we offer all Canadian businesses. To this end, EDC works with a variety of partners to support events and facilitate training for Canada’s women entrepreneurs. Our frequent collaboration with the Trade Commissioner Services’ Business Women in International Trade (BWIT) program, the Organization for Women in International Trade (OWIT),

Women Business Enterprises (WBE), and WEConnect International helps equip women with the tools they need to succeed internationally. We look forward to supporting more opportunities to help women take advantage of the changing trade landscape because when Canada’s women-owned businesses succeed, all of Canada benefits.

A women-owned business is a company that self-identifies as being 51% or more owned, managed and controlled by one or more women.

Northcrest Forest Products

Based in Surrey, B.C., Northcrest Forest Products (NFP) has more than two decades of experience selling premium Canadian lumber to international markets. Led by president Baljit Gill, NFP is a progressive, export-driven company with a demonstrated commitment to sustainability and community building.

As an award-winning woman entrepreneur in a male-dominated industry, Gill has overcome many challenges through her vision and perseverance. EDC has been an invaluable partner along the way by providing market knowledge, vetting potential customers, and mitigating risk. This past year, EDC worked quickly to provide a guarantee — as required by NFP’s bank — for the company to purchase logs. With this type of support available, Gill believes that women-run companies are better positioned for export success than ever before, especially in an increasingly global community.

EDC 2017 Annual Report    27

KEY PRIORITIES EDC’S DIGITAL TRANSFORMATION Modernizing how we serve Canadian companies

THE NEEDS AND expectations of Canadian companies are changing and digital technologies are essential to providing them with relevant, personalized and accessible solutions to support their international business abroad. This is why we’re making significant investments in EDC’s digital transformation.

Modernizing our digital platform

Today, most people in the corporate world access information and do business online, most often on their mobile devices. So in 2017, we began building a new web and mobile-friendly digital platform to get closer to customers and provide them with a better user experience. Understanding that all companies are different, we’re building a website that is customizable and tailors information to match customer needs and interests. This is a critical investment we’ve made in improving our capabilities to serve companies in a more flexible and responsive way.

Creating new digital solutions

In September 2017, we also launched a new, self-serve digital credit insurance solution — Portfolio Credit Insurance. Building on our launch of Select Credit Insurance in 2015, Portfolio Credit Insurance provides real-time, around-the-clock access to credit insurance that can mitigate the risk against non-payment from buyers outside of Canada. With it, EDC can provide fast and flexible coverage to companies that need to get insurance quickly. Exporters will be able to access and manage their policy online with a new easy-to-use portal where they can apply for insurance, pay premiums, report overdue payments, submit claims and speak directly with a dedicated support team.

Vive Crop Protection

Based in Toronto, Vive Crop Protection is an award-winning cleantech company that is creating new, sustainable possibilities in crop protection. With its innovative products, the company is not only reducing the environmental impact of pesticides, but also improving the productivity of farms around the world.

Positioned for rapid growth, Vive has worked with EDC to improve its capital position through loans and insurance, as well as identifying trusted partners to work with abroad. This past year, Vive looked to EDC’s new online digital credit insurance solution to address the risk of not getting paid by foreign buyers. After receiving fast, flexible coverage through EDC’s Portfolio Credit Insurance, Vive could take on a large contract with a major U.S. distributor without worry, while also securing additional working capital to expand its production.

“I was surprised at the simplicity of the insurance application process from start to finish, and of course it was a good result in the end.” Keith Thomas, CEO of Vive Crop Protection

28    EDC 2017 Annual Report

KEY PRIORITIES CLEANTECH Helping Canadian companies scale up for emerging global demand

AS MORE COUNTRIES and corporations enable clean technology (cleantech) to deliver processes, products or services that reduce environmental impact, there continue to be lucrative growth opportunities for Canadian exporters. According to the 2017 Global Cleantech Innovation Index, Canada’s cleantech sector ranks fourth in the world and first among G20 countries. Globally, the cleantech market is estimated to be worth more than USD $1 trillion, a figure expected to nearly triple by 2020. While more than 80 per cent of Canadian cleantech companies currently export, there is potential for Canada to have a much larger share of the global market as the sector grows and matures. With the right support, Canadian cleantech companies can be world leaders in this increasingly competitive space.

Taking full advantage of international opportunities, however, often means overcoming significant barriers. While access to financing continues to be one of the most common challenges facing cleantech companies, we’re also seeing many startups struggle as they transition from research and development through to commercialization. They understand the need to get their innovative products to market but may not have the experience or funds necessary to scale up and execute.

EDC recognizes the incredible potential of Canadian cleantech companies and is working to meet their unique needs with a full continuum of support. In 2017, we executed on our cleantech strategy, which included growing our dedicated cleantech team across Canada, integrating it into EDC’s International Growth Capital (IGC) Group, further integrating investments and lending expertise into the cleantech portfolio, and collaborating with our partners at Global Affairs Canada, the Business Development Bank of Canada, and Sustainable Development Technology Canada. The 2017 Federal Budget allocated $1.4 billion to provide market-based support for companies making the leap between development and commercialization. EDC developed a plan to deploy $700 million of this amount through its equity, project finance, lending and working capital programs. This additional risk capacity allowed EDC to have a record year in its support for Canadian cleantech.

IN 2017 EDC PARTNERED WITH 224 Canadian companies AND FACILITATED $1.5B in cleantech exports — a record	SINCE THE INCEPTION OF THE CLEANTECH PROGRAM IN 2012, EDC HAS FACILITATED ALMOST $5B in cleantech exports

eCAMION

Toronto-based eCAMION is in the business of energy storage, which is essential for a cleaner and more sustainable energy future. The company develops innovative solutions that can stabilize power distribution networks plagued by poor infrastructure and power quality issues. With its customizable and scalable battery technology, eCAMION’s products can be used for a variety of applications, from community energy storage to industrial and automotive uses.

As eCAMION pursued international opportunities this past year, EDC helped open more doors for the company through its cleantech mission to India. We introduced eCAMION to some of India’s top players in infrastructure and energy, eventually leading to the signing of a Memorandum of Understanding. Additionally, by working with EDC, the company has been able to diversify its choice of financial partners. Given the expected increase in the number of electric vehicles and the growing need for energy storage, eCAMION is well positioned to take advantage of burgeoning market opportunities in India.

EDC 2017 Annual Report    29

KEY PRIORITIES MARKET SPOTLIGHT: AUSTRALIA

IN NOVEMBER 2017, EDC opened a new representation in Sydney to help Canadian companies capitalize on opportunities in this promising market. In 2016 alone, Canada’s goods exports to Australia totalled more than U.S. $1.5 billion. Trade and investment is supported by Australia’s well-established legal and regulatory regimes and solid economic credentials. Looking ahead, the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (CPTPP) announced in early 2018 will serve to grow trade between the two markets.

With EDC’s new on-the-ground presence, we want to help Canadian companies of all sizes link into the supply chains of international buyers and take advantage of capital-intensive projects on the horizon. For example, we anticipate significant foreign investment opportunities as Australia continues to update its infrastructure. Through our support for Canadian investors and pension funds, we will continue to be active in investment and project finance as more of these opportunities arise.

Australia is also a gateway to the emerging and established economies of Asia-Pacific, especially with its recent trade agreements with countries like Japan, Korea and China. As a reliable market, Australia gives Canadian companies a springboard for regional growth, where there is growing demand in sectors like energy and extractives. The Sydney office will partner with EDC’s financing hub in Singapore to provide further support for Canadian companies.

IN 2017 EDC SUPPORTED

$3.1 billion

in total business volume in Australia

AND SERVED

474

Canadian companies in Australia

C2 International

For the past five years, Montreal-based C2 has delivered its popular flagship event — which has been called “a conference unlike any other” by the Harvard Business Review — in Canada only. Founded by members of Cirque du Soleil and Sid Lee, the company creates immersive, innovative conference experiences that bring together decision makers, business people and creative minds from around the world to explore trends, share ideas and collaborate on new ways of doing business.

In 2017, the company expanded internationally with C2 International, bringing its unique conference approach to Melbourne, Australia. Additionally, this past year C2 landed a big contract with Michelin for its Movin’ On Summit. To successfully deliver these large-scale events, C2 looked to EDC for a loan guarantee, which helped the company obtain working capital from its bank and reduce its overall risk. Looking ahead, C2 hopes to continue expanding to different cities around the world.

30    EDC 2017 Annual Report

KEY PRIORITIES MARKET SPOTLIGHT: UNITED STATES

A SURGING U.S. economy in 2017 opened doors for Canadian companies looking to expand south of the border. Driven by an uptick in consumer demand, the U.S. is showing signs of solid and sustainable growth. This is good news for Canada, as more than three-quarters of our exports are destined for the U.S. market. While the renegotiation of NAFTA understandably remains a concern for Canadian companies that are currently engaged, or planning to engage, in business in the U.S., it is still firmly entrenched as Canada’s number one trading destination.

The U.S. is a natural first step for exporting, particularly as a showcase market for micro businesses and SMEs. This is why EDC expanded its U.S. business development strategy in 2017, with a focus on helping Canadian companies feel more comfortable going into the U.S. We are focusing on growing the depth and breadth of our channels into the U.S. market, with outreach to new bank partners and in-market Trade Commissioners. This has led to new financing relationships in multiple sectors, including retail, automotive, mining and cleantech, which will be leveraged to open up supply chain opportunities for Canadian firms. EDC is taking a regional approach, focusing on areas where there is considerable interest in Canadian supply, financing prospects, regional banks to partner with, and support from locally engaged Canadian consulates.

IN 2017 EDC SUPPORTED

$43.6 billion

in total business volume in the U.S.

AND SERVED

3,268

Canadian companies in the U.S.

Handling Specialty

By designing and manufacturing custom-engineered handling equipment, Handling Specialty helps its customers tackle their complex lifting and traversing challenges. With its unique expertise, the Grimsby, Ontario-based company has built innovative solutions for a variety of industries, including energy, automotive, entertainment, transportation, aerospace and defence.

With the majority of its business in the U.S., Handling Specialty has to navigate regulatory challenges such as Buy America provisions, which can impact its work in the U.S. public sector. EDC has been able to help by providing market knowledge and connections, in the form of introductions to new buyers. On the financial side, EDC provided Handling Specialty with accounts receivable insurance and performance bonding. These solutions have helped the company develop a more focused strategy for pursuing opportunities abroad.

EDC 2017 Annual Report    31

KEY PRIORITIES

CORPORATE SOCIAL

RESPONSIBILITY

Elevating standards for international business

EDC continues to evolve the way it looks at Corporate Social Responsibility (CSR). Where CSR has for some time been a key risk-management exercise focused primarily on transactions, more recently it has become more fully integrated into how we do business. This movement is being seen in businesses around the world as companies change their view from CSR being a piece of their business to it becoming how they do business and how they work with their customers, the public and their stakeholders.

CSR is increasingly connected to EDC’s corporate culture. It influences how we work and add value for our customers. In continuing to adapt our approach to CSR, we’ve changed how we approach the due diligence on our business, how our customer facing business teams operate, and how EDC defines its success, both as a financial player that operates on commercial principles and a federal Crown corporation supporting Canada’s trade and economy.

To strengthen our foundation, in 2017 we worked to establish a new CSR framework for EDC, in consultation with external stakeholders and leveraging our internal expertise in strategy, human rights, environmental assessment, business ethics, anti-corruption and international frameworks. We developed an implementation plan for this framework that will help drive execution and results in 2018 and beyond, with the objective of adding more value to Canadian exporters and promoting Canada’s long-term success.

COMMUNITY INVESTMENT

A key element of our CSR efforts is investing our time and resources to strengthen our community in meaningful ways.

GIVE: EDC donates to charities where its employees and board members volunteer their time. In 2017, that amounted to $80,000 in donations to 40 charitable organizations where EDC employees volunteered a total of 4,000 hours.

EMPOWER: This year, through our ongoing partnership with CARE Canada, EDC employees were posted in Benin, Ecuador, Zambia and Ottawa, sharing their skills and knowledge to help combat poverty and work towards social justice. Through another partnership with the Enablis Entrepreneurial Network, EDC employees provided long-distance mentoring on a monthly basis to small business owners in Ghana, Senegal and Argentina.

EDUCATE: In 2017, we continued to partner with educational institutions to help grow the business leaders of tomorrow. Through our “Doing Business in Emerging Markets” program we helped 12 students at Dalhousie University’s Rowe School of Business gain valuable, in-market experience with four Canadian companies doing business in China. We also renewed our longstanding partnership with AIESEC Canada, which helps support the development of young leaders through a global exchange program that provides professional internship opportunities in emerging markets. To support post-secondary business students, EDC awarded 30 scholarships at 17 universities in seven provinces. Five scholarships were granted to students in programs that combine business with sustainability studies.

                 32    EDC 2017 Annual Report

KEY PRIORITIES

COMPLIANCE AND ETHICS

EDC’s Compliance and Ethics team, in collaboration with other groups within the organization, continues to build and enhance its control frameworks in an increasingly complex global business environment. This includes ensuring EDC’s compliance with laws and regulations, combatting financial crimes, setting clear guidelines for employees working around the world, protecting privacy in our business, managing requests for access to information, and dealing with complaints related to potential wrongdoings or unethical behaviour of employees.

In particular, we continue to strengthen the policies and procedures at the core of how we operate. This year the team worked on modernizing EDC’s Code of Conduct, a new version of which will be launched in 2018. We also launched a new holistic financial crimes policy, which was approved by EDC’s Board in December. As we strive to support more international business for Canadian companies, these steps will help us manage risk along the way.

CSR SCORECARD

This scorecard captures the highlights of our CSR work in 2017:

Priority	2017 Activities
Combatting corruption	Conducted 101 due diligence reviews.
Completed the current state and gap analyses of a multi-year project to advance EDC’s Financial Crimes and Know Your Customer (KYC) program and are now working on the future state design elements.
Environment and climate change	Supported $278 million in climate finance transactions in developing countries. Supported the launch of EDC’s third and fourth Green Bond. Provided a record $1.5B in support for cleantech companies
Protecting human rights	Implemented updated approach to screening and assessing human rights risks related to our business.
Honouring international commitments

Continued in our role as an Equator Principles Association Steering Committee member, which included being the designated North American Lead financial institution under the updated Equator Principles management framework and co-Leading the EPA Climate Change working group.

Continued as Chair of the Environmental and Social Practitioners of the OECD Working Party on Export Credits and Guarantees — a multilateral group of experts to promote good practice in transaction due diligence and to ensure a level playing field in the implementation of OECD Common Approaches.

Presented to the OECD Environmental Practitioners group on interpretation of guidance on modernization of coal-fired power plants, scoping of carbon footprint assessments in light of the Task Force on Climate-related Financial Disclosures (TFCD), Arctic development impacts and best practice methodologies on human rights screening.

Chaired a workshop to advance project monitoring best practice at the OECD Practitioners’ group meeting.

Investing in our community	More than 1,100 EDC employees (80% of staff) volunteered for half a day to support 43 charities in communities across Canada, Brazil, Colombia, India, Mexico and Singapore.

EDC employees gave $194,412.65 to the United Way/Centraide, HealthPartners and many other registered charities across Canada. This included $10,000 for the World Skills Employment Centre, which helps new Canadians find work.

EDC 2017 Annual Report    33

THE TRADE ECOSYSTEM

Leveraging a "Team Canada" approach to trade

Canadian companies stand the best chance of succeeding internationally when they have a coordinated network of support at home.

Working with key government partners

EDC
TCS
BDC
CANADIAN COMPANY
CCC
SDTC

TRADE COMMISSIONER SERVICES (TCS)

We extended our existing Memorandum of Understanding (MOU) with the TCS and conducted a mapping exercise to develop deeper synergies and ensure there is no overlap of services provided to Canadian exporters going forward. Our digital transformation will help us generate more referrals to and from the TCS, jointly pilot new services and tools, and facilitate collaboration on initiatives like the TCS's CanExport Program.

CANADIAN COMMERCIAL CORPORATION (CCC)

EDC began piloting joint meetings with the CCC — our sister Crown corporation — to discuss potential transactions we could partner on or refer each other to. With CCC entering the cleantech space, we anticipate further engagement with it on this Government priority.

SUSTAINABLE DEVELOPMENT TECHNOLOGY CANADA (SDTC)

This year we continued to focus on information sharing with SDTC. This has helped build a more rapid-response capacity to help cleantech companies scale up once they're ready to export.

BUSINESS DEVELOPMENT BANK OF CANADA (BDC)

We enhanced our referral services with BDC, which led to more than 500 referrals between our organizations — a 26% increase over last year. We also continued to partner with BDC on the Accelerated Growth Services (AGS) program, which coordinates government support for innovative, high-growth companies.

                34    EDC 2017 Annual Report

CORPORATE GOVERNANCE

CORPORATE

GOVERNANCE

As a commercial and financially self-sustaining Crown corporation, EDC is governed by a Board of Directors whose representatives are primarily from the private sector. The Board’s responsibility is to supervise the direction and management of EDC and oversee its strategic direction as outlined in its Corporate Plan.

Board members also act as a link between EDC’s shareholder, the Government of Canada, and the arm’s-length operations of EDC. Members are appointed by the Government of Canada and report to Parliament through the Minister of International Trade.

Board Stewardship and Governance

EDC’s Board is composed of seasoned professionals in the fields of business, finance, technology, investment, policy, and risk management. Members possess deep knowledge and understanding of various sectors including financial services, legal services, agriculture, fishery, mining, energy, manufacturing and transportation. Their collective experience is leveraged to help inform EDC’s business direction.

Each year the Board provides input to, and approves, EDC’s Corporate Plan. In 2017, Board discussions focused on how the plan would ensure execution of EDC’s long-term Corporate Strategy. Three strategic objectives were identified as the guiding tenets for the Corporate Plan. These were:

1)	Build greater awareness among Canadian companies of EDC’s solutions to help them go international.
2)	Anticipate the needs of Canadian companies with a range of financial solutions that will launch — and then accelerate — their ability to grow internationally.
3)	Expand opportunities for Canadian companies to succeed internationally by promoting and facilitating trade diversification.

EDC’s Board plays the important role, along with the Executive Management Team, of ensuring that the Corporate Plan is aligned with the Government of Canada’s trade priorities in the context of EDC’s mandate. In this regard, the Board is informed by guidance from the Minister of International Trade through the annual Statement of Priorities and Accountabilities letter. In 2017, the Board also started discussions regarding the 2018 Legislative Review of EDC.

Board Governance

2017 began a period of transition and renewal of EDC’s Board of Directors. This included a search process for a new Board Chair, as well as the launch of a search process to replace Board members whose terms had expired.

Board member Heather Culbert was elected by her peer Directors as Vice-Chair of the Board in the spring, and acted as Chair following the expiration of the term of Board Chair Kevin Warn-Schindel in June. While a number of Board members also have terms that have expired, under the provisions of the Export Development Act they may continue to act in their capacity as a Director of EDC until replaced by the Government of Canada. With the exception of the Chair, a position to which this flexibility does not extend, all EDC Board members with expired terms continued to serve the Corporation during 2017.

On November 29, 2017, the Governor General in Council, on the recommendation of the Minister of International Trade, appointed Martine M. Irman — an experienced and recognized leader in international finance — to be Chair of EDC’s Board. Ms. Irman was selected through the federal government’s selection process for Governor-in-Council appointments. Given a number of other new upcoming appointments, the Board was kept regularly informed of updates regarding the appointment process throughout the year. Additionally, in June 2017 Catherine Decarie, a member of EDC’s Executive team and Senior Vice President Corporate Affairs, became the Secretary to the Board.

In May, Board members participated in a governance survey. The main themes were aligned with those reviewed by the Office of the Auditor General of Canada (OAG) in the context of the Corporate Governance stream of its Special Examination, including board independence, setting strategic direction, board oversight, and board appointments and competencies.

This year, the Board was also heavily engaged in the governance foundations of a new, wholly-owned subsidiary of EDC: Development Finance Institute Canada (DFIC) Inc., later branded FinDev Canada.

Enterprise Risk Management

EDC is always exploring and expanding its reach into new international markets and sectors to support trail-blazing

EDC 2017 Annual Report    35

CORPORATE GOVERNANCE

Canadian companies. As it does so, the Corporation will inevitably encounter a wide variety of risks — financial, operational and strategic — across a diverse economic and political landscape. As such, Enterprise Risk Management (ERM), which builds risk-management practices into EDC’s everyday operations, continues to be a priority for the Board. EDC took major strides in its multi-year ERM transformation in 2017, and the Board continued to play a significant oversight role.

Additionally, the Board approved a revised Code of Conduct (“Code”) for the Corporation to be implemented in spring 2018. The completely refreshed Code features a focus on values and plain language to enable clarity of understanding for employees. This values-based Code is supplemented by detailed procedures and other support mechanisms enabled through EDC’s Compliance & Ethics group.

The Board, as well as the Executive Management Team, will continue to be actively engaged in receiving updates on the ERM program and approving new policies to build an ERM practice that reflects strong, effective governance and risk management. Additionally, the Board’s Risk Management Committee, the Senior Vice-President and Chief Risk Officer, and the Vice President and Chief Compliance & Ethics Officer, will continue to play central roles in delivering on the critical priority of building a culture of risk awareness.

Key Strategic Initiatives

In 2017, the Board continued to provide oversight and direction on a number of key strategic initiatives, including EDC’s comprehensive Credit Insurance Transformation (CIT) - a large-scale project to migrate EDC’s credit insurance offerings onto its modernized digital platform. The new platform makes credit insurance available to Canadian companies 24 hours a day, seven days a week. For EDC, it helps automate the underwriting process and increase operating efficiency. In addition, it eliminates the very real risk of technology obsolescence associated with legacy insurance systems, ultimately improving the long-term financial sustainability of the Corporation.

Among other initiatives, Board oversight was also provided regarding implementation of International Financial Reporting Standard 9 and the outsourcing of technology infrastructure services.

Public Policy Objective and Legislated Mandate

EDC’s mandate, powers and objectives are established by statute of the Parliament of Canada through the Export Development Act. In addition to EDC’s mandate to support and develop trade between Canada and other countries, the Act was amended on May 18, 2017 to add development financing and other forms of development support in a manner consistent with Canada’s international development priorities. This new development portion of the mandate will be carried out by FinDev Canada and is independent and not subordinated to EDC’s existing trade mandate.

The Board also reviewed the 2017 Statement of Priorities and Accountabilities (SPA) received from the Minister responsible for EDC, which provides guidance for the Corporation’s strategic orientation.

Corporate Social Responsibility (CSR) and Culture of Ethical Conduct

Closely linked to strong corporate governance is CSR, which was further integrated into EDC’s corporate culture in 2017. The Board engaged on CSR issues through regular briefings and discussions on key issues, including evolving international business sustainability frameworks. In addition, Board members participated in a half-day workshop on EDC’s approaches and programs regarding CSR matters, and met with members of EDC’s CSR Advisory Council to exchange views and discuss topical issues. The Board also received quarterly updates on Environmental Review Directive (ERD) transactions and significant CSR group undertakings, and held periodic discussions on specific CSR matters of interest or concern.

More broadly, the Board promotes an ethical business culture and is sensitive to conflict-of-interest concerns. EDC Directors file standing declarations of interest and refrain from discussions or voting where a real or potential conflict of interest exists. Board documents are screened to flag companies listed in the standing declarations of Directors so that transaction documents are withheld from a Director who has declared an interest in a party related to that transaction.

Each year, the Board receives a report on employee training and sign-off to confirm adherence with EDC’s Code of Conduct, including the Values and Ethics Code for the Public Sector that became part of EDC’s own Code of Conduct in 2012.

Accountability and Operations

With the exception of Benoit Daignault, who serves as President & CEO of EDC but also sits on EDC’s Board of Directors, the Board is independent of EDC’s management. Both entities share an effective working relationship, with the Board regularly reviewing the allocation of responsibilities. An EDC by-law regulates the proceedings of the Board and establishes matters for which the Board has reserved authority. The Board Charter elaborates on roles and responsibilities, in terms of board stewardship, and provides additional detail on Board proceedings.

36    EDC 2017 Annual Report

CORPORATE GOVERNANCE

At each Board and Committee meeting, time is reserved for Directors to meet in camera with the CEO and separately without the CEO. The Audit Committee meets in camera in three sessions: with the OAG; with EDC’s Senior Vice-President and Chief Internal Auditor; and the full Audit Committee without the CEO. The Risk Management Committee holds regular in camera sessions with the Chief Risk Officer and Vice President and Chief Compliance & Ethics Officer. Additionally, Directors receive agendas and materials for, and are welcome to attend, any committees of which they are not members.

Communication with Stakeholders

In 2017, the Board continued to monitor and facilitate effective communication between EDC and its key stakeholders, including its shareholder, the Government of Canada.

The Board was kept informed of outreach activities that help EDC obtain stakeholder input and feedback, including an annual roundtable known as the Stakeholder Panel, featuring the participation of numerous industry-focused organizations as well as representatives of the Government of Canada. At formal and informal board events, experts from various fields were invited to provide their insight and have discussions with the Board. Additionally, the Board conducts regular outreach during its out-of-town meetings in order to interact with local EDC customers, EDC partners, government officials and other key stakeholders in these communities.

The Business Development and Strategy Committee played a key role in reviewing programs to increase public awareness of EDC and the services it can provide to Canadian businesses.

Senior Management Evaluation and Succession

As part of its responsibilities, the Board evaluates the performance of the President, Senior Vice- Presidents and other designated positions on an annual basis. The President’s annual performance objectives are set by the Human Resources Committee and are directly related to EDC achieving objectives set out in the Corporate Plan. The Human Resources Committee reviews the President’s performance based on these objectives and makes recommendations to the Board. The Board in turn provides the government with recommendations for ratings related to the President’s salary and variable compensation. The Human Resources Committee also reviews performance and compensation of senior management and certain other positions on an annual basis.

In addition, the Board oversees senior management succession. The succession plan, as developed by management and approved by the Human Resources Committee, is a factor in senior management appointments.

Audit Activities

The Board received regular reports from the Audit Committee in 2017.

During 2017, the Board also participated in interviews with the OAG in the context of the Special Examination of EDC. A Special Examination is undertaken by the OAG at least every 10 years. In 2017, this examination covered three main streams of work, namely corporate management practices, risk management, and organizational transformation. The examination enables the OAG to determine whether the systems and practices selected for examination are providing the Corporation with reasonable assurance that its assets are safeguarded and controlled, its resources are managed economically and efficiently, and its operations are carried out effectively.

Committee Mandates

The Audit Committee ensures the Board fulfils its mandate in financial matters, as well as with respect to reporting of any investigations by the Vice President and Chief Compliance & Ethics Officer, and internal and external auditor terms of engagement. The Audit Committee approves quarterly and annual financial statements for public release, approves and monitors significant capital and administrative expenditures, reviews the implications of new accounting policies, reviews internal and external audit results, and recommends to the Board any dividend payments. The Committee also ensures that annual audits by external auditors of the financial statements of the Corporation’s pension plans are conducted, and reviews and approves annual financial statements of the pension plans. All Audit Committee members are financially literate and are independent of EDC management. The Committee, chaired by Herbert Clarke, held six regular meetings and three special meetings.

The Business Development and Strategy Committee provides direction that strengthens EDC’s ability to meet the ongoing needs of Canadian exporters and investors. The Committee monitors the development and approval of the Corporate Plan, recommends the Plan to the Board, oversees management activities in analyzing market conditions and developing responses, and monitors corporate performance against business development plans and related frameworks. The Committee reviews sector strategies and new product initiatives, and annually reviews the impact of EDC’s business on Canada’s economy. The Committee, chaired by Jeffrey Steiner, held six regular meetings.

EDC 2017 Annual Report    37

CORPORATE GOVERNANCE

The Executive Committee has the authority to exercise certain Board powers and meets only if necessary to deal with urgent matters that arise between Board meetings. The Committee, chaired by Heather Culbert (in her capacity as Vice-Chair of the Board), held one special meeting.

The Human Resources Committee supports the Board’s oversight of human resources strategic planning and approves the management succession plan, employee and executive compensation, and the measures and targets for the corporate incentive program. It sets objectives and advises the Board on the assessment of the President’s performance and oversees the design, investment strategy and performance of pension plans for employees. The Committee, chaired by Jeff Burghardt, held five regular meetings.

The Nominating and Corporate Governance Committee handles matters relating to EDC’s governance regime. It provides input on the ethics program for Directors, selection criteria for appointments of the President and the Chair, profiles of the desirable skills and experience required of Directors, consideration of Board candidates, and orientation and education programs. It oversees the Board governance survey, monitors relations with management, and reviews the membership and mandates of committees. In 2017, governance matters were elevated for discussion or decision to the full Board. The Board Chair acts as chair of this committee.

The Risk Management Committee supports the Board’s oversight of the prudent management of EDC’s capital structure, including the management of credit, market and other enterprise risks. The Committee oversees and recommends updates to the internal policy framework governing authorization of EDC’s business activities and oversees the authorizations that EDC requires in order to undertake specific transactions. It reviews and recommends transactions requiring Board approval and monitors compliance with the Environmental Review Directive. It also oversees EDC’s compliance and ethics programs and receives updates on portfolio management activities. The Committee, chaired by Darlene Thibault, held six regular meetings and three special meetings.

Director Remuneration

Compensation paid to Directors is set by Order-in-Council. The Chair and other independent Directors receive an annual retainer for their services, plus a fixed per diem for travel time and attending committee and board meetings. The following compensation schedule has been in place since 2000, in accordance with Treasury Board Guidelines.

•	Chair of the Board: annual retainer of $12,400; $485 per diem
•	Other Directors: annual retainer of $6,200; $485 per diem
•	Chairs of committees (other than Executive Committee) and Vice-Chair of the Board: base retainer plus $2,000

Directors are reimbursed for their reasonable out-of-pocket expenses while performing their duties, including travel, accommodations and meals. Most Board members serve on three committees. There were 11 board meetings in 2017 (6 regular, 5 special) and 30 committee meetings. Meetings convened between regularly scheduled Board sessions are usually held by teleconference. The total remuneration paid to independent Directors including the Chair (annual retainers plus per diems) was $257,718.88 in 2017 compared to $271,202.50 in 2016. The total for business travel, promotion and meeting expenses paid to members of the Board, excluding the President, plus meeting expenses for the Board and Committees was $196,183 in 2017 compared to $183,258 in 2016. The total for the President’s business travel, hospitality and conference expenses in 2017 was $80,578 compared to $120,186 in 2016.

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CORPORATE GOVERNANCE

Membership and Attendance at Meetings of the EDC Board and Board Committees in 2017

			Business			Nominating	Risk
	Total	Audit	Development		Human	& Corporate	Management	Board of
	Compensation	Committee	and Strategy	Executive	Resources	Governance	Committee	Directors
	(retainer plus	Meeting	Committee	Committee	Committee	Committee	Meeting	Meeting
	per diem	(6 regular,	Meeting	Meeting	Meeting	Meeting	(6 regular,	(6 regular,
	payments)	3 special)	(6 regular)	(1 special)	(5 regular)	(0 regular)	3 special)	5 special)
Boivin, Jacques	$19,295.00	9/9	6/6					11/11
Burghardt, Jeff	$32,935.00	9/9	6/6	1/1	5/5	0/0		11/11
Clarke, Herbert	$28,085.00	8/9	5/6	1/1		0/0		10/11
Culbert, Heather	$21,820.43	5/9		1/1	5/5		6/9	11/11
Daignault, Benoit	n/a			1/1	5/5		8/9	11/11
Gordon, Lindsay	$16,870.00	6/9			5/5		6/9	7/11
Irman, Martine[2]	$0			0/0		0/0	0/1	0/1
Khurana, Vikram	$18,325.00		6/6				7/9	9/11
Lifson, Elliot	$18,567.50		6/6		5/5		9/9	9/11
McLeese, Robert	$21,235.00	9/9	6/6					11/11
Stefanson, Jason[3]	$19,537.50	2/5			4/5		9/9	10/11
Steiner, Jeffrey	$25,417.50		6/6	1/1		0/0	9/9	10/11
Thibault, Darlene	$26,953.33	9/9	6/6	1/1		0/0	9/9	11/11
Warn-Schindel, Kevin[1]	$8,677.62				2/2	0/0	2/2	4/4

[1]	Kevin Warn-Schindel’s term as Chair of the Board of Directors ended June 5, 2017
[2]	Martine Irman was appointed as Chair of the Board of Directors on November 29, 2017
[3]	Jason Stefanson ceased being a member of the Audit Committee on September 7, 2017

EDC 2017 Annual Report    39

CORPORATE GOVERNANCE

BOARD OF DIRECTORS

Martine Irman

Toronto, Ontario

Ms. Martine Irman was appointed Chair of EDC’s Board of Directors in November 2017. Ms. Irman is Vice Chair and Head of Global Enterprise Banking, TD Securities, and Senior Vice President, TD Bank Group. She is an experienced leader in international finance and capital markets. Ms. Irman is also a celebrated industry leader; in 2016, she received Brock University’s Goodman School of Business Distinguished Leaders award and, in 2013, a Women in Capital Markets Leadership Award. She was the recipient of Canada’s 40 Under 40™ award in 2003. Ms. Irman is fully bilingual and holds a Bachelor of Arts degree in Economics and Financial Studies from Western University. She also completed the Advanced Management Program at the Wharton School and holds an Institute of Corporate Directors qualification from the Rotman School of Management.

Jacques Boivin

Quebec City, Quebec

Mr. Boivin was appointed to EDC’s Board of Directors in March 2009 and reappointed for a second term in October 2012. Mr. Boivin is a corporate lawyer at Dion Rhéaume avocats, Inc. de Québec, specializing in mergers and acquisitions, sales and financing, as well as bankruptcy and insolvency. He has also served as an instructor at the École du Barreau du Québec and is a member of the Barreau du Québec. In addition to his law practice, Mr. Boivin is an active member of his community and serves as an administrator and director on the Boards of the Institut universitaire de cardiologie et de pneumologie de Québec – Université Laval, the Fondation Sourdine, the Association des fondations d’établissement de santé du Québec and the Centre national d’entraînement Pierre-Harvey.

Jeff Burghardt

Oakville, Ontario

Mr. Burghardt was first appointed to EDC’s Board of Directors in June 2008. He was reappointed for a second term in February 2012. He has worked in the agricultural industry for more than 30 years, including 13 years as President and Chief Executive Officer of Prince Rupert Grain Ltd. and as Chair of the Northwest Corridor Development Corporation. A leading advocate for his region, Mr. Burghardt has served as an industry advisor to both federal and provincial governments on issues such as transportation, economic development, investment, healthcare and labour relations.

Herbert M. Clarke

St. John’s, Newfoundland

Mr. Clarke was appointed to EDC’s Board of Directors in 2009, and reappointed for a second term in October 2012. He has substantial experience in areas of public policy and industry/government relationships particularly relating to shipbuilding, marine construction, fish and fish products, and energy. He has held senior executive positions in both the fishing and mining industries and has served as Deputy

Minister for several Departments of the Government of Newfoundland and Labrador, including as Clerk of the Executive Council and Secretary to Cabinet. Mr. Clarke has been a member of the Canada Newfoundland Offshore Petroleum Board, founding Chairman of the Fisheries Resource Conservation Council, Public Review Commissioner for the White Rose Development Application, and Co-Chair for the Joint Review Panel for the Lower Churchill Hydroelectric Generation Project. Mr. Clarke is President of HMC Associates Ltd., a private consulting and investment firm. He holds a BA (Ed) and B.Sc. (Honors Mathematics, ‘Magna Cum Laude’) from Memorial University of Newfoundland; certificates in Operations Research from the University of Michigan, Business Management from McGill University, and Advanced Computer Systems Training from the IBM CISE Centre, NYC.

Heather J. Culbert

Calgary, Alberta

Heather Culbert was appointed to EDC’s Board of Directors in April 2015. With over 27 years in the oil and gas sector, Ms. Culbert has held senior management positions at Enerplus Corporation, Cody Energy, Suncor and for clients of her own IT Management Consulting firm. As Senior VP of Corporate Services with Enerplus, she developed significant expertise in all aspects of the oil and gas business, including a specialization in merger and acquisition integration, strategic planning and corporate performance. Ms. Culbert is currently serving as Board Chair for the Southern Alberta Institute of Technology (SAIT), serving as a Board member of Whitecap Resources, on the Strategic Advisory Board for the Charbonneau Cancer Research Institute, and as an advisor for United Way World Leadership Council and past Board Chair of the United Way Calgary. Heather is a graduate of the Southern Alberta Institute of Technology in Computer Technology, a graduate of Queen’s Executive Program and was recently awarded a SAIT Honorary Bachelor of Science Degree. In 2013, she was the recipient of the Doc Seaman Generosity of Spirit Award as an individual philanthropist; in 2005, she was the recipient of the Alberta Centennial Medal for Community Service; and in 2003, she was recognized as SAIT’s Distinguished Alumna.

Lindsay Gordon

Vancouver, British Columbia

Lindsay Gordon was appointed to EDC’s Board of Directors in April 2014. Mr. Gordon spent 25 years with HSBC, one of the world’s largest banking and financial services organizations, including President and CEO for nine years, and prior to this, he spent 10 years in senior roles with EDC. Mr. Gordon is Chancellor of the University of British Columbia and currently serves on a variety of Boards, including HSBC France, HSBC Bermuda, the Canadian Institute for Advanced Research (CIFAR) and Clear Seas Centre for Responsible Marine Shipping. Mr. Gordon was the 2010 recipient of the B’nai Brith Award of Merit for Outstanding Canadians and a recipient of the 2012 Queen Elizabeth II Diamond Jubilee Medal. He holds a BA and MBA from the University of British Columbia.

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CORPORATE GOVERNANCE

Vikram Khurana

Toronto, Ontario

Mr. Khurana was appointed to EDC’s Board of Directors in April 2013. He is the co-founder and CEO of Leading System Consultants Inc., a boutique international trade advisory firm and has interests in North American and Asia-centric businesses. Prior to becoming a serial entrepreneur, Mr. Khurana worked at TD Bank. He has served on the Boards of multinational companies and non-profit organizations and is currently a Board member of the Canada Post Foundation, and Dean’s Council at the Ted Rogers School of Management. He has served on the Boards of Asia Pacific Foundation of Canada, Technical Standards and Safety Authority and was a member of the Canada India CEO Forum. Mr. Khurana is an Engineering graduate from India and holds a Master’s degree in Business Administration from St. Mary’s University in Halifax.

Elliot Lifson

Montreal, Quebec

Elliot Lifson was appointed to EDC’s Board of Directors in March 2012. Mr. Lifson is Vice-Chairman of Peerless Clothing Inc. He is President of the Canadian Apparel Federation, and in addition to his duties with the Federation, he is a member of the Board of the Apparel Manufacturing Institute of Quebec. As well, Mr. Lifson is Past Chairman of the Board of the Montreal Board of Trade and currently sits on the Board in an advisory capacity. Mr. Lifson is also the Division Chair for the apparel sector of the Ministère du Développement Économique, Innovation et Exportation. Mr. Lifson sits on the Board of many charitable institutions and currently serves as Professor at the Desautels Faculty of Management at McGill University and has received its distinguished teaching award. Mr. Lifson was recently nominated to the Quebec Government Committee, Export Québec and is a recipient of the 2012 Queen Elizabeth II Diamond Jubilee Medal. Mr. Lifson was also recognized in November 2017 with a Senate of Canada 150th Commemorative Medal. He is a graduate in Law from the Université de Montréal and a member of the Barreau du Québec. He received his MBA from the Ivey School of Business, University of Western Ontario.

Robert S. McLeese

Toronto, Ontario

Mr. McLeese was appointed to EDC’s Board of Directors in April 2015. He is the Founder and President of Toronto-based Access Capital Corp., a financial advisory firm specializing in the independent power industry, where he provides strategic and financing advice to buyers and sellers of alternative energy projects. Mr. McLeese is also Chairman and President of ACI Energy, Inc., Georgian Villas Inc., and a Director of Pond Technologies Inc. He is a past Director of Rand Capital Corporation, Buffalo, a past Advisory Board member of Fengate Capital, and a past Director, Treasurer and Past President of APPrO (the Association of Power Producers of Ontario). He is also a past Director of Creststreet Power and Income Fund, co-developer of wind projects in Quebec, Nova Scotia, and Alberta. Mr. McLeese is the recipient of the 2011 Probyn Prize for innovation in sustainable energy finance and a Recipient of the 2012 Queen Elizabeth II Diamond Jubilee Medal and the 2017 APPrO industry Hedley Palmer award.

Jason T. Stefanson

Winnipeg, Manitoba

Mr. Stefanson was appointed to EDC’s Board of Directors in May 2014. He is currently Vice Chairman and Managing Director of CIBC World Markets in Western Canada, where he advises public, private and government clients. Prior to that, he has been: a senior executive at Ensis Capital Corporation, a manager of venture capital funds; at Assante Corporation, a wealth management firm; and at Canterbury Park Capital, L.P., a Western Canadian private equity fund. Mr. Stefanson practised corporate and securities law at Pitblado & Hoskin in Winnipeg and has served on a number of private company and charitable, community and political Boards. Mr. Stefanson attended the University of Manitoba Faculty of Arts and is a graduate of Osgoode Hall Law School.

Jeffrey Steiner

Toronto, Ontario

Mr. Steiner was appointed to EDC’s Board of Directors in December 2010 and was reappointed in June 2014. He is the CEO of New Franchise Media Inc., a film & television development company. Previously, Mr. Steiner served as President and Chief Executive Officer of the Toronto Economic Development Corporation (TEDCO) and three years as a Board member of the Alcohol & Gaming Commission of Ontario. Mr. Steiner currently serves as Co-Chair of the Canada-UAE Business Council. He is actively involved in the Start-up community leading Angel Investors Ontario and is a member of the Young Presidents’ Organization (YPO), the Law Society of Upper Canada, and the Institute of Corporate Directors, having earned an ICD.D corporate governance designation. Mr. Steiner also serves on various Boards of Canadian mining and technology companies listed on the Toronto Stock Exchange.

Darlene Thibault

Laval, Quebec

Ms. Thibault was first appointed to EDC’s Board of Directors in January 2010 and was reappointed for a second term in February 2013. A Director of Equipment Leasing in the Corporate Finance Division at the Bank of Montreal since June 2015, Ms. Thibault was recruited to help build and launch a new product offering to add to BMO’s range of commercial services. Ms. Thibault was with the Bank of Nova Scotia from 2005 to 2015, her last role being a Regional Director and Group Lead in the Specialized Financial Services where she managed the leasing portfolios as well as the Immigrant Investor Program for Eastern Canada and Quebec. A graduate from McGill University in the Faculty of Arts, her 20-year career in the financial industry has included positions at HSBC Bank, the Bank of Montreal, Bombardier Capital Ltd., AT&T Capital Canada Inc., and Pitney Bowes Leasing. Ms. Thibault is also a member of the Institute of Corporate Directors.

EDC 2017 Annual Report    41

CORPORATE GOVERNANCE

EXECUTIVE MANAGEMENT TEAM

Benoit Daignault	Carl Burlock	Stephanie	Catherine Decarie	Al Hamdani
President &	Senior Vice-President and	Butt Thibodeau	Senior Vice-President,	Senior Vice-President and
Chief Executive Officer	Global Head, Financing and	Senior Vice-President,	Corporate Affairs and	Chief Risk Officer, Enterprise
	International Growth Capital	Human Resources	Secretary	Risk Management

Benoit Daignault joined EDC in 2004. Prior to his appointment as President and CEO in February of 2014, he served as Senior Vice- President, Financing and Investments after serving as Senior Vice-President, Business Development. Before joining EDC, Mr. Daignault spent more than 10 years with General Electric Capital, where he held increasingly senior positions in both Canada and the U.S. Mr. Daignault has a Baccalaureate in Business Administration from l’École des Hautes Études Commerciales in Montreal and is a CFA charterholder. He completed the Proteus program of the London Business School and the Senior Executive Program of Columbia University. He currently serves on the boards of QG100 and the Conference Board of Canada.

Carl Burlock was appointed Senior Vice-President and Global Head, Financing and Investments in May 2014, with accountability for EDC’s SME financing, corporate financing, structured and project financing, and private equity business. In May 2017, he took responsibility for EDC’s new International Growth Capital (IGC) group, which combines EDC’s private equity and SME financing team, and includes responsibility for EDC’s Cleantech business development team. Having joined EDC in 1997, Mr. Burlock also served as Vice-President of Commercial Markets and Small Business; Vice-President of HR Client Services; Director of EDC’s Extractive and Resources Financing team; as well as various positions within EDC’s industry sector areas. Prior to joining EDC, Mr. Burlock spent nine years as a Mechanical Engineer for Nova Scotia Power Inc. He holds a Master of Business Administration from Dalhousie University and a Bachelor of Mechanical Engineering from Dalhousie University/Technical University of Nova Scotia. He is also a graduate of the Senior Executive Program of Columbia University.

Stephanie Butt Thibodeau was appointed to the role of Senior Vice-President, Human Resources in January 2016. She is responsible for the development of EDC’s people strategy to attract, engage and develop the talented employees who deliver on EDC’s vision and business objectives in support of Canadian trade. Prior to this appointment, Ms. Butt Thibodeau was the Vice President of HR Client Services. She joined EDC in 1995 and has held leadership roles in all of EDC’s core lines of business, including financing, insurance and international business development. Ms. Butt Thibodeau holds a Bachelor of Commerce degree from the University of Ottawa and is a CFA charterholder.

In her role as Senior Vice-President, Corporate Affairs and Secretary, Catherine Decarie leads critical corporate and business advisory functions that oversee EDC’s strategic relationships with government, media, private sector partners and civil society. Since joining EDC in 2001, Ms. Decarie has held numerous roles of increasing responsibility. In 2013, she was named a member of the executive team, taking on the position of enior Vice-President, Human Resources, a role she held until being appointed to her current position in 2015. Called to the Ontario Bar in 1996, Ms. Decarie articled with McCarthy Tetrault and has held numerous legal and human resources positions within the Toronto head office of a national retailer. She earned her B.A. from Mount Allison University and her LL.B from Queen’s University. Ms. Decarie is a graduate of the Senior Executive Program of Columbia University and maintains her membership in the Law Society of Upper Canada.

Al Hamdani was appointed Senior Vice-President and Chief Risk Officer in July 2015. In this capacity, Mr. Hamdani oversees EDC’s current enterprise risk management activities, including credit and market risk management, capital management, and compliance, as well as a broader change program aimed at enhancing EDC’s overall enterprise risk management practices. Prior to this position, Mr. Hamdani served in various senior leadership roles at EDC, including Vice-President and Head of EDC’s Risk Management Office overseeing EDC’s credit adjudication, loan portfolio management, and capital and market risk management activities, as well as Vice-President and Head of EDC’s Structured and Project Finance Group. Before joining EDC in 1999, Mr. Hamdani held positions at CIBC World Markets as well as the Bank of Canada. Mr. Hamdani has a Master of Business Administration degree from the Rotman School of Management, a Bachelor’s Degree in Economics from Carleton University, and is a Chartered Financial Analyst.

                42    EDC 2017 Annual Report

CORPORATE GOVERNANCE

Ken Kember	Mairead Lavery	Derek Layne	Jim McArdle	Clive Witter
Senior Vice-President,	Senior Vice-President,	Senior Vice-President,	Senior Vice-President and	Senior Vice-President,
Finance and Technology,	Business Development	Strategy and Innovation	Chief Corporate Advisor	Insurance
and Chief Financial Officer

Ken Kember was appointed Senior Vice-President, Finance and Chief Financial Officer in 2009 and in 2016 assumed responsibility of EDC’s Technology Group. Mr. Kember leads the Finance organization which includes Treasury, Corporate Finance & Control, Loans Services, Corporate Accounts Receivable, and Corporate Services; and EDC’s Technology Group, which is responsible for technology solution delivery, support and infrastructure. Prior to joining EDC in 1995, he was a senior manager in the Accounting and Audit Group of PricewaterhouseCoopers in Ottawa. Mr. Kember holds a B.A. and a Master of Accounting degree from the University of Waterloo and is a Chartered Professional Accountant. He is also a graduate of the Senior Executive Program of Columbia University. Mr. Kember serves on the board of Financial Executives International Canada.	Mairead Lavery was appointed as Senior Vice-President, Business Development in December 2014. Ms. Lavery is responsible for EDC’s business origination and client coverage through the network of EDC’s offices and representations in Canada and overseas, across all industry sectors, all product lines, and all customer segments. Prior to joining EDC, Ms. Lavery worked at Bombardier for 16 years, where she held increasingly senior positions, managing teams of more than 500 employees. She served as Vice-President Finance and Vice-President Strategy, Business Development and Structured Finance for Bombardier’s Aerospace Group and most recently as Vice- President Transformation and Shared Services. A native of Northern Ireland, Ms. Lavery earned a degree in Management and Accounting from Queen’s University Belfast and is also a Fellow of the Institute of Chartered Accountants of Ireland.	Derek Layne was appointed Senior Vice-President, Strategy and Innovation in January 2016, having previously served as Senior Vice-President, Business Solutions and Innovation, since December 2011. In his current role, Mr. Layne is responsible for leading the Corporation’s strategy development and managing the teams which support strategy execution. Mr. Layne served as EDC’s Chief Risk Officer from 2007 to 2011. Prior to that, he was a Vice President in EDC’s financing group. He has over 20 years of experience in underwriting international financing across various sectors. Prior to joining EDC in 1992, Mr. Layne worked for an engineering firm. Mr. Layne holds a Bachelor of Mechanical Engineering degree from Carleton University and a Master of Business Administration degree from the University of Western Ontario. He is also a graduate of the Senior Executive Program of Columbia University.	Jim McArdle was appointed as Senior Vice-President and Chief Corporate Advisor in 2015. In this capacity, he is responsible for senior-level government engagement and the operationalization of special files for the Executive Management Team. Mr. McArdle previously served as Senior Vice-President, Corporate Affairs and Secretary between 2012 and 2015 and Senior Vice-President, Legal Services and Secretary since 2006. Mr. McArdle joined EDC as a Legal Counsel in 1993 and became Senior Legal Counsel in 1994. He was appointed General Counsel and Senior Assistant Secretary in July 2002. Prior to joining EDC, he was a member of a national Toronto law firm for 10 years and is a graduate of Columbia University’s Senior Executive Program. Mr. McArdle holds an LL.B from the University of Western Ontario.	Clive Witter was appointed as Senior Vice-President, Insurance in May 2012. Mr. Witter has 30 years of experience in finance and insurance, most of it in senior leadership positions. Originally from the United Kingdom, Mr. Witter has also worked in Ireland, Belgium and Hong Kong. Prior to joining EDC, he worked for PricewaterhouseCoopers and then AVIVA Insurance Group, one of the world’s largest insurance companies. His most recent position was as Chief Operating Officer, Continental Europe for Willis International, General Insurance Brokers, based in London, U.K. A Chartered Accountant, Mr. Witter is a graduate of University College of Swansea, Wales.

EDC 2017 Annual Report    43

MANAGEMENT'S DISCUSSION AND ANALYSIS

45 **Financial Results Overview**
46 Impact of Foreign Exchange Translation on Financial Results

46 **Financial Performance**
46 Net Financing and Investment Income
48 Net Insurance Premiums and Guarantee Fees
49 Other (Income) Expenses
49 Reversal of Provision for Credit Losses
50 Claims-Related Expenses
50 Administrative Expenses

51 **Financial Condition**
51 Statement of Financial Position Summary
51 Corporate Plan Discussion
53 Portfolio Exposures and Credit Quality
- 53 Concentration of Exposure
- 54 Financing Portfolio
- 57 Insurance Portfolio
- 59 Marketable Securities and Derivative Instruments

60 Capital Management
61 Investor Relations
62 Off Balance Sheet Arrangements
62 Financial Instruments
62 Risk Management Overview
63 Risk Governance, Oversight and Design
- 64 Board and its Committees
- 64 Key Risk Committees
- 65 Key Risk Management Groups

65 Risk Modules
- 66 Financial Risk Management
- 71 Operational Risk Management
- 71 Strategic Risk Management

72 **Critical Accounting Policies and Estimates**
72 Change in Accounting Standards
74 Non-IFRS Performance Measures

75 **Supplemental Information**

Management's Discussion and Analysis (MD&A) should be read in conjunction with our audited consolidated financial statements and related notes for the year ended December 31, 2017.

All amounts are expressed in Canadian dollars.

Caution regarding forward-looking statements

This document contains projections and other forward-looking statements regarding future events. Such statements require us to make assumptions and are subject to inherent risks and uncertainties. These may cause actual results to differ materially from expectations expressed in the forward-looking statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Results Overview

The global economic environment in 2017 was defined by strong growth across almost all major economies in the world. Despite increased concerns over trade protectionism, the International Monetary Fund expects this strong global growth to produce a 4.2% increase in the volume of global trade in goods and services in 2017, up from 2.4% in 2016.

With signs of growth, central banks continued along the path of normalizing monetary policy. In the United States, the Federal Reserve increased its benchmark rate three times in 2017, pushing the upper limit of the federal funds rate from 0.75% at the start of the year, to 1.50% by the end. This was the first time that the Federal Reserve has raised interest rates multiple times in a single year since 2006. Putting additional pressure on interest rates was the October announcement that the Federal Reserve will begin slowly unwinding the $4.5 trillion balance sheet it amassed during its post-recession period of quantitative easing.

While the Federal Reserve was a leader in increasing interest rates, the European Central Bank announced plans to begin tapering its program of quantitative easing in January 2018.

The global outlook, coupled with a strong domestic economy, led the Bank of Canada to increase interest rates for the first time in more than seven years in mid-2017. A second interest rate hike followed in September and strong macroeconomic data set the stage and market expectations for further tightening, which occurred in January 2018. A strong rebound in Canadian exports in the fourth quarter of 2017 was part of this influential data. After reaching record levels in May, Canadian exports weakened sharply through mid-2017. However, stronger global commodity prices and a return to more normal production levels in the automotive industry led exports to rebound in the fourth quarter and set the stage for the nominal value of Canadian exports to grow by nearly 7% in 2017 compared to the prior year.

Export growth arose even though the Canadian dollar averaged nearly two cents stronger than 2016. The value of the Canadian dollar was also 3.0% stronger against Canada’s other major trading partners in 2017 as measured by the Bank of Canada’s Canadian dollar effective exchange rate. The value of the U.S. dollar against the Canadian dollar strongly influences our results as our loans are primarily denominated in U.S. dollars.

Our net income for the year was $997 million, a decrease of $75 million when compared with 2016.

for the year ended December 31
(in millions of Canadian dollars)	2017	2016
Net financing and investment income	1,257	1,316
Net insurance premiums and guarantee fees(1)	243	232
Realized losses(2)	(22)	(50)
	1,478	1,498
Administrative expenses	431	385
Reversal of provision for credit losses	(119)	(31)
Claims-related expenses	157	46
Income before unrealized losses	1,009	1,098
Unrealized losses on financial instruments(2)	12	26
Net income	$ 997	$ 1,072

(1)	Includes loan guarantee fees.
(2)	Included in Other (Income) Expenses on the Consolidated Statement of Comprehensive Income.

EDC 2017 Annual Report    45

MANAGEMENT’S DISCUSSION AND ANALYSIS

The most significant variances were as follows:

Claims-related expenses – Claims-related expenses increased by $111 million compared to the prior year mainly due to claims paid in 2017 related to insolvencies of buyers in the U.S. retail sector within our credit insurance product group.

Reversal of provision for credit losses – Reversal of provision for credit losses increased by $88 million compared to 2016 due to reduced exposure as a result of net loan repayments.

Net financing and investment income – Net financing and investment income decreased by $59 million when compared to 2016 largely due to increased funding costs and the strengthening of the Canadian dollar against the U.S. dollar.

Administrative expenses – Administrative expenses were $46 million higher than the prior year mainly due to investments made to update our technology and digital platforms as well as our risk management systems.

Impact of Foreign Exchange Translation on Financial Results

The Canadian dollar relative to the U.S. dollar strengthened in 2017 resulting in a rate of $0.80 at the end of the year compared to $0.74 at the end of 2016. The impact of the stronger dollar was a decrease in our assets and liabilities which are primarily denominated in U.S. dollars and are translated to Canadian dollars at rates prevailing at the statement of financial position date. Our business facilitated and the components of net income are translated into Canadian dollars at average exchange rates. The Canadian dollar averaged $0.77 against the U.S. dollar in 2017 compared to $0.75 for 2016.

Had the Canadian dollar remained stable relative to the U.S. dollar throughout 2017:

ñ	loans receivable would have been $53.9 billion, instead of $51.1 billion, an increase of 5%;
ñ	loans payable would have been $50.3 billion, instead of $47.1 billion, an increase of 7%;
ñ	total business facilitated would have been $105.6 billion, instead of $103.7 billion, an increase of 2%; and
ñ	net income would have been $1,017 million, instead of $997 million, an increase of 2%.

Financial Performance

Net Financing and Investment Income

Loan Revenue

Loan revenue was $1,915 million in 2017, an increase of $195 million from 2016. The total yield on our loan portfolio was 3.63%, an increase of 43 basis points compared to the previous year.

Performing loan interest revenue was $1,712 million in 2017, an increase of $181 million compared to 2016. The increase is primarily due to higher yields on our floating rate portfolio partially offset by the weakening of the U.S. dollar against the Canadian dollar, as our loans are primarily denominated in U.S. dollars.

LOAN REVENUE

Components of the change in loan revenue from 2016

(in millions of Canadian dollars)	2017
Increase in revenue from higher yield	216
Decrease in portfolio size	(8)
Foreign exchange impact	(27)
Increase in performing loan interest revenue	181
Increase in loan fee revenue	14
Net change in loan revenue	$ 195

                46    EDC 2017 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

Yields on our floating rate portfolio increased to 3.17% in 2017 from 2.65% in 2016. Reference rates on our floating rate portfolio increased throughout 2017, contributing to the overall increase in floating rate loan revenue and the higher yield. Our fixed rate portfolio yields decreased to 3.61% from 3.69% due to repayments on older loans with an average yield of 4.31% being replaced by new loans with an average yield of 3.71%. The overall yield on our performing loan portfolio increased by 40 basis points to 3.27%.

LOAN INTEREST YIELD

Loan fee revenue increased by $14 million to $184 million in 2017. In 2017, the impact of the immediate recognition of deferred revenue as a result of events such as loan prepayments was more significant.

For a breakdown of loan interest yield on our fixed and floating rate portfolios, refer to Table 1 in Supplemental Information.

Marketable Securities Revenue

We maintain a marketable securities portfolio in order to meet our liquidity requirements.	MARKETABLE SECURITIES REVENUE

Our marketable securities revenue consists of income earned on short-term instruments, bonds and government securities held during the year. In 2017, marketable securities revenue increased by $20 million to $93 million mainly as a result of higher yields.

Our marketable securities portfolio is mainly sensitive to long-term U.S. Treasury rates. As these rates increased in 2017, the yield on our marketable securities portfolio increased from 1.08% in 2016 to 1.36% in 2017.

Components of the change in marketable securities revenue from 2016

(in millions of Canadian dollars)	2017
Increase in revenue from higher yield	18
Increase in portfolio size	4
Foreign exchange impact	(2)
Net change in marketable securities revenue	$ 20

Interest Expense

Our interest expense includes the cost of our debt and related derivatives. It also includes the impact of the floating rate currency swaps used to reduce the foreign currency risk related to using our Canadian dollar capital to fund U.S. dollar denominated assets. These currency swaps are set up with the objective to offset U.S. dollar assets and liabilities with a U.S. dollar payable component and a Canadian dollar receivable component. This also allows us to hold our marketable securities portfolio, described above, largely in U.S. dollars without taking on foreign exchange risk.

Interest expense totalled $715 million in 2017, an increase of $265 million from 2016 mainly as a result of increased cost of funds. Our cost of funds increased from 0.89% to 1.45% primarily due to increases in the U.S. London Interbank Offered Rate (LIBOR).

INTEREST EXPENSE

Components of the change in interest expense from 2016

(in millions of Canadian dollars)	2017
Increase in expense from higher cost of funds	254
Increase in expense on currency swaps related to our capital	24
Decrease in portfolio size	(2)
Foreign exchange impact	(11)
Net change in interest expense	$ 265

EDC 2017 Annual Report    47

MANAGEMENT’S DISCUSSION AND ANALYSIS

The net expense generated by the capital related swaps was $17 million in 2017 (2016 – revenue of $7 million); this is due to the increase in spread between the payable component at LIBOR and the receivable component at the Canadian Dollar Offered Rate (CDOR). Both LIBOR and CDOR increased throughout the year due to improving market conditions.

Net Finance Margin

The net finance margin represents net financing and investment income expressed as a percentage of average income earning assets. Net financing and investment income consists of loan, marketable securities, investment and leasing revenues net of interest expense and leasing and financing related expenses.

The decline in the net finance margin over the past five years is largely due to:

ñ  a decline in the yields on our fixed rate loan portfolio due to repayments of older loans at higher yields being replaced by new loans with lower yields;

ñ  an increase in our cost of debt as the proportion of our debt that is fixed has increased since 2013 in order to better match our fixed rate loan assets; and

ñ  a reduction in the revenue earned on our floating rate currency swaps as U.S. interest rates have increased at a faster pace than Canadian interest rates.

NET FINANCE MARGIN

In 2017, the decline in the net finance margin slowed considerably when compared to the previous three years. While the yield on our fixed rate loan assets declined in 2017, it was not as significant as in previous years and we expect this trend to reverse in the near term as new fixed rate loans coming on the books will be at higher yields than those repaying. We have also taken steps to better match our loan assets and liabilities such as increasing our fixed rate debt and derivative exposures to more closely align with our fixed rate loan assets. Finally, we have reduced the volatility associated with movements in interest rates on floating rate currency swaps related to our capital by converting these swaps to fixed rate exposure.

For a breakdown of net finance margin, refer to Table 2 in Supplemental Information.

Net Insurance Premiums and Guarantee Fees

Net premium and guarantee fee revenue earned in our insurance program in 2017 totalled $200 million, an increase of $8 million from 2016 as a result of increased activity.

Net insurance premiums earned under our credit insurance product group totalled $105 million compared to $101 million for the prior year, mainly due to an increase in business facilitated with an existing policyholder.

Net insurance premiums and guarantee fees earned under our contract insurance and bonding product group totalled $67 million, an increase of $5 million from 2016 due to increased activity in the oil and gas, infrastructure and environment and aerospace sectors with several key exporters.

For the breakdown of insurance premiums and guarantee fees, refer to Table 3 in Supplemental Information.

                48    EDC 2017 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

Other (Income) Expenses

Other (income) expense in 2017 totalled $34 million, a decrease of $42 million from 2016.

We use a variety of derivatives to manage our interest rate and foreign exchange risk. Our derivatives are held for asset-liability management, of which a portion are directly associated with our loans payable, which are designated at fair value to obtain the same accounting treatment as the derivative. Fair value fluctuations in our debt and marketable securities portfolios generally move opposite to the fair value movements of their related derivatives. We also hold derivatives related to our Canadian dollar capital and our loans receivable, which do not have corresponding fair value treatment. Refer to page 69 for further discussion on our derivatives.

(in millions of Canadian dollars)	2017	2016
Net realized and unrealized (gain) loss on loans payable designated at fair value through profit or loss	(78)	(30)
Net realized and unrealized (gain) loss on derivatives	59	89
Net realized and unrealized (gain) loss on investments at fair value through profit or loss	(33)	(40)
Net realized and unrealized (gain) loss on marketable securities at fair value through profit or loss	26	19
Loss on sale of loan assets	19	10
Loss on sale and impairment of aircraft	11	21
Foreign exchange translation loss	10	9
Other	20	(2)
Total other (income) expenses	$ 34	$ 76

During 2017, we recorded net realized and unrealized losses of $7 million for our derivatives, loans payable and marketable securities (2016 – losses of $78 million). In 2016, the net realized and unrealized loss was higher as the rates used to value our derivatives increased at a greater rate than those used to value our loans due to market volatility. Note that in accordance with International Financial Reporting Standards (IFRS), our loans payable are valued on the basis of our credit rating (AAA), while derivatives are valued based on the credit risk of the related exposure.

In 2017, our investments portfolio experienced net realized gains of $10 million (2016 – losses of $17 million) and net unrealized gains of $23 million (2016 – gains of $57 million). Positive performance in our fund portfolio of investments drove both realized and unrealized gains.

Reversal of Provision for Credit Losses

We recorded a reversal of provision for credit losses of $119 million related to our loan portfolio in 2017 compared to $31 million in 2016. In both years, updates to our models used to generate the loss given default assumptions used in the allowance calculation resulted in a reversal of provision. Changes in portfolio composition in 2017 resulted in a reversal of provision mainly due to net loan repayments of $1.5 billion whereas in 2016 we experienced net loan disbursements. The loan repayments were mainly the result of significant loan prepayments in the latter part of 2017. In addition, we recorded a reversal of provision in 2017 due to the impact of updating the disbursement assumption on our loan commitments. The impact of these two items was tempered by an increase in downward credit migration in 2017 mainly in the aerospace sector. Refer to page 103 for further discussion on the model updates and the updated disbursement assumption on our loan commitments.

(in millions of Canadian dollars)	2017	2016
Updated probability of default and loss given default models(1)	(123)	(137)
Update to allowance assumption(1)	(46)	–
Changes in portfolio composition(2)	(55)	78
Increased concentration threshold	(6)	(9)
Credit migration	111	37
Reversal of provision for credit losses	$ (119)	$(31)

(1)	Refer to Note 6 of the consolidated financial statements.
(2)

 Represents provision requirement (release) as a result of repayments, performing loan sales, disbursements and new financing commitments. Also includes the impact of changes in collateral values for our secured loans as these impacts should be considered in conjunction with the impact of the repayments on these loans.

For a further breakdown of the reversal of provision for credit losses, refer to Table 4 in Supplemental Information.

EDC 2017 Annual Report    49

MANAGEMENT’S DISCUSSION AND ANALYSIS

Claims-Related Expenses

Total claims-related expenses increased $111 million over last year mainly due to higher net claims paid compared to the prior year. In addition, we had an actuarial decrease in the net allowance for claims on insurance in 2016 mainly due to an update to our severity of loss methodology.

We paid $201 million in claims in 2017, an increase of $91 million over the prior year mainly due to claims paid related to insolvencies of buyers in the U.S. retail sector within our credit insurance product group. Claims recovered increased by $21 million over the prior year mainly due to recoveries from the telecommunications sector.

(in millions of Canadian dollars)	2017	2016
Claims paid	201	110
Claims recovered	(41)	(14)
Claims recovered from reinsurers	(3)	(9)
Actuarial increase (decrease) in the net allowance for claims on insurance	3	(33)
Increase in recoverable insurance claims	(6)	(10)
Claims handling expenses	3	2
Total claims-related expenses	$ 157	$ 46

Administrative Expenses

Administrative expenses for 2017 totalled $431 million, an increase of $46 million from the prior year. We are making foundational investments to update our technology and digital platforms. In addition, we continue to make ongoing investments in our risk management systems to keep pace with sound risk management practices. For further details on our enterprise risk management transformation, refer to pages 62 to 63. As a result of these investments, we experienced an increase in human resources, professional services and systems costs in 2017.

The Productivity Ratio (PR) captures how well we use our resources and ultimately manage our costs. As expected, as we invest in our business, the 2017 PR of 28.5% was less favourable than the 27.2% in 2016.

ADMINISTRATIVE EXPENSES

                50    EDC 2017 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Condition

Statement of Financial Position Summary

Total Assets were $60.1 billion at the end of 2017, a decrease of $3.0 billion, or 5% from 2016. This is mainly due to a decrease in our loans receivable.

Loans Receivable – Loans receivable were $51.1 billion, a decrease of $4.1 billion or 7% from 2016 mainly due to foreign exchange translation of $2.6 billion and net loan repayments of $1.5 billion.

Loans Payable – Loans payable were $47.1 billion compared to $49.1 billion in 2016, a decrease of $2.0 billion. The decrease is mainly due to foreign exchange translation of $2.4 billion.

as at December 31 (in millions of Canadian dollars)	2017	2016
Cash and marketable securities	8,214	7,389
Derivative instruments	315	324
Loans receivable	51,127	55,250
Allowance for losses on loans	(1,363)	(1,552)
Investments at fair value through profit or loss	1,124	1,005
Other	703	708
Total Assets	$ 60,120	$ 63,124

Loans payable	47,114	49,101
Derivative instruments	1,690	2,819
Premium and claims liabilities	608	656
Other liabilities	668	785
Equity	10,040	9,763
Total Liabilities and Equity	$ 60,120	$ 63,124

Corporate Plan Discussion

The following section discusses our 2017 results and financial position in comparison to Corporate Plan projections. We begin by looking back to our 2017 Corporate Plan and compare actual results to what was expected. Then we look forward to 2018 and provide an explanation of where we anticipate changes from our 2017 results and financial position.

Financial Performance

for the year ended December 31 (in millions of Canadian dollars)	2018 Corporate Plan	2017 Actual Results	2017 Corporate Plan
Net financing and investment income	1,295	1,257	1,258
Net insurance premiums and guarantee fees(1)	252	243	243
Other (income) expenses	(2)	34	(31)
Administrative expenses	527	431	458
Provision for (reversal of) credit losses(2)	11	(119)	221
Claims-related expenses	91	157	59
Net income	920	997	794
Other comprehensive income	89	66	102
Comprehensive income	$ 1,009	$ 1,063	$ 896

(1)	Includes loan guarantee fees.
(2)	2018 reflects the adoption of IFRS 9.

EDC 2017 Annual Report    51

MANAGEMENT’S DISCUSSION AND ANALYSIS

2017 Corporate Plan

Net income for 2017 was $997 million, $203 million higher than the 2017 Corporate Plan net income of $794 million. Items of note are as follows:

ñ

Other (income) expenses were $65 million higher than the Corporate Plan mainly due to losses recorded on the sale of loans, an impairment loss recorded on assets held-for-sale as well as the volatility associated with our financial instruments carried at fair value as these items were not forecast in the Corporate Plan.

ñ

We recorded a reversal of provision for credit losses of $119 million compared to a provision charge of $221 million in the Corporate Plan primarily due to the impact of the updated loss given default model, net loan repayments and the impact of the updated disbursement assumption on loan commitments.

ñ

Claims-related expenses were $98 million higher than the Corporate Plan mainly due to claim payments related to insolvencies of buyers in the U.S. retail sector within our credit insurance group that were not anticipated in the Plan.

2018 Corporate Plan

Net income for 2018 is planned to be $920 million, $77 million less than 2017. Items of note are as follows:

ñ

Provision for (reversal of) credit losses are projected to be $130 million higher mainly as a result of the release in provision in 2017 due to the impact of the updated loss given default model. Although we anticipate further updates to the loss given default models in 2018, the impact was impracticable to estimate at the time the Corporate Plan was prepared.

ñ

Administrative expenses are expected to increase in 2018 due to a number of significant multi-year investments being made to support our core business, resulting in additional costs for professional services, human resources and depreciation as described below:

•	we are continuing to invest in a multi-year digital strategy in order to provide customers with easier access to EDC;
•	we are improving our enterprise risk management framework for a stronger risk culture;
•	we are continuing to perform large scale transformations to modernize legacy systems; and
•	we are expanding our core operations to better meet the needs of Canadian exporters.

ñ	We are projecting a decline in claims-related expenses in 2018 as we are not anticipating the same level of claims paid when compared with 2017.

Financial Position

as at December 31 (in millions of Canadian dollars)	2018 Corporate Plan	2017 Actual Results	2017 Corporate Plan
Cash and marketable securities	10,664	8,214	6,036
Derivative instruments	280	315	519
Loans receivable	54,687	51,127	58,705
Allowance for losses on loans	(1,201)	(1,363)	(1,826)
Investments at fair value through profit or loss	1,236	1,124	978
Other assets	823	703	537
Total Assets	$ 66,489	$ 60,120	$ 64,949

Loans payable	52,794	47,114	51,669
Derivative instruments	2,107	1,690	2,400
Premium and claims liabilities	579	608	481
Other liabilities	669	668	742
Equity	10,340	10,040	9,657
Total Liabilities and Equity	$ 66,489	$ 60,120	$ 64,949

                52    EDC 2017 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

2017 Corporate Plan

Cash and marketable securities were $2.2 billion higher than Corporate Plan mainly due to a growing portfolio to meet higher liquidity requirements than projected in the Corporate Plan. Our liquidity policy requires us to hold a liquidity portfolio to meet anticipated cash requirements. In 2018, the liquidity policy will increase the period required to be covered from a minimum of two weeks to a minimum of one month. In preparation for this change in policy, we have begun to increase the size of our liquidity portfolio in 2017.

Loans receivable totalled $51.1 billion at the end of 2017, $7.6 billion lower than Corporate Plan as we experienced net repayments in 2017 whereas the Corporate Plan contemplated net disbursements. Additionally, the impact of foreign exchange translation contributed to the decrease.

Loans payable for 2017 were $4.6 billion lower than projected in the Corporate Plan mainly due to foreign exchange translation and the decrease in our loans receivable as our borrowing requirements are largely driven by our loan portfolio.

2018 Corporate Plan

The Corporate Plan is projecting loans receivable to be $54.7 billion at the end of 2018, which is $3.6 billion higher than the actual December 31, 2017 loans receivable amount. Loans receivable for 2018 were projected using a forecast 2017 loans receivable position as the starting point. At the time of preparing the 2018 Corporate Plan, loans receivable were projected to decline by $0.7 billion in 2017, and then were projected to end 2018 at $54.7 billion. However, actual results for 2017 were less than anticipated, with loans receivable declining by $4.1 billion as discussed previously. Consequently, it is likely that both loans receivable and net financing and investment income will be lower in 2018 than projected in the Corporate Plan. As mentioned previously, our borrowing requirements are largely driven by activity in our loans receivable portfolio and therefore it is probable that our loans payable will also be lower in 2018.

Portfolio Exposures and Credit Quality

CONCENTRATION OF EXPOSURE

EDC’s total exposure at the end of 2017 was $110.6 billion, a decrease of $1.5 billion from 2016. Our exposure to risk did increase in 2017, however, when expressed in Canadian dollars we saw an overall decline in total exposure due to the stronger Canadian dollar. The majority of the exposure in 2017 was within the United States (27%) and Canada (19%).

Exposure by Portfolio

			EXPOSURE BY GEOGRAPHIC MARKET EXPOSURE BY INDUSTRY
as at December 31 (in millions of Canadian dollars)	2017	2016
Financing portfolio:
Financing assets(1)	52,323	56,380
Commitments and guarantees(2)	28,071	25,320
Total financing portfolio	80,394	81,700
Insurance portfolio:
Credit insurance	9,294	9,480
Financial institutions insurance	3,392	3,900
Contract insurance and bonding(3)	8,297	8,171
Political risk insurance	915	1,392
Reinsurance ceded(4)	(250)	(250)
Total insurance portfolio	21,648	22,693
Marketable securities and derivative instruments(5)	8,529	7,713
Total exposure	$ 110,571	$ 112,106

(1)  Includes gross loans receivable and investments.

(2)  Includes $785 million of investment commitments (2016 – $914 million).

(3)  Includes $7,782 million of insurance guarantees (2016 – $7,499 million).

(4)  Represents treaty reinsurance agreements covering most bonding obligors and the short-term export credit insurance portfolio, including most foreign bank exposures.

(5)  Includes cash.

For a detailed breakdown of the major concentrations of total exposure by geographical market and industry, refer to Tables 5 and 6 in Supplemental Information.

EDC 2017 Annual Report    53

MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCING PORTFOLIO

Loans Portfolio

We enable Canadian exports and Canadian investments abroad by providing financing solutions to Canadian exporters and their foreign customers, to Canadian investors and to financial institutions. Not only do we provide solutions for exporters with existing contracts, we also proactively identify potential procurement needs for large foreign buyers as well as large foreign projects, match those needs to Canadian expertise and provide financing in order to develop opportunities for procurement from Canadian companies which we refer to as pull facilities. Our financing products enable Canadian companies to provide their customers with flexible financing. To mitigate credit risk within our loan portfolio, we enter into risk transfer transactions such as unfunded loan participations and loan default insurance.

Gross Loans Receivable

Gross loans receivable totalled $51,199 million at the end of 2017, a decrease of $4,176 million or 8% from 2016. The decline was mainly due to foreign exchange translation and net loan repayments. The stronger Canadian dollar decreased gross loans receivable by $2.6 billion, with the majority of this attributed to loans denominated in U.S. dollars. Net loan repayments were $1.5 billion for the year, which can be attributed to significant net loan repayments in the aerospace sector and loan prepayments in the oil and gas sector.

In assessing the credit risk profile of our loan portfolio, we rate our obligors using a system of credit ratings as established in our credit risk rating methodology. These ratings are reviewed on a regular basis. Based on their ratings, we then categorize our loans receivable into three risk classifications: investment grade, non-investment grade and impaired

GROSS LOANS RECEIVABLE

Individually Impaired Gross Loans Receivable

Impaired loans represent loans for which we no longer have reasonable assurance that the full amount of principal and interest will be collected on a timely basis in accordance with the terms of the loan agreement. At the end of 2017, impaired gross loans receivable totalled $915 million, a decrease of $122 million from the end of 2016 mainly due to loans reinstated to performing in the aerospace sector. Overall, impaired loans as a percentage of total gross loans receivable decreased to 1.79% in 2017 from 1.87% in 2016.

Note 5 in the Consolidated Financial Statements provides additional information on the activity in our impaired loans portfolio during the year.

Table 7 in Supplemental Information provides industry concentration on impaired gross loans receivable.

Commercial Loans, Loan Commitments and Loan Guarantees

(in millions of Canadian dollars)	Gross loans receivable	Commitments	Loan guarantees	Risk transfer	2017 Exposure		2016 Exposure*
Industry					$	%	$	%

Oil and gas	8,528	8,202	179	(1,350)	15,559	20	15,630	20
Aerospace	12,113	2,293	89	(173)	14,322	19	16,303	21
Mining	7,787	2,564	113	(1,306)	9,158	12	10,100	13
Surface transportation	5,064	3,356	607	–	9,027	12	8,705	11
Information and communication technologies	5,882	1,990	414	(331)	7,955	10	7,663	10
Infrastructure and environment	4,587	2,722	354	–	7,663	10	6,434	8
Financial institutions	3,216	1,090	4	3,066	7,376	10	7,713	10
Light manufacturing	1,697	932	580	–	3,209	4	3,396	4
Resources	1,135	1,098	205	–	2,438	3	2,012	3
Total	$ 50,009	$ 24,247	$ 2,545	$ (94)	$ 76,707	100	$ 77,956	100

*	Prior period has been reclassified to reflect current period presentation.

                54    EDC 2017 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

The slight decrease in the commercial loans portfolio is mainly due to foreign exchange translation and net loan repayments in the aerospace sector, partially offset by increased exposure in the infrastructure and environment sector. Although we experienced a decrease in gross loans receivable in the oil and gas sector due to net loan repayments, the impact was offset by an increase in commitments. In order to manage our concentration risk, we enter into unfunded loan participation and loan default insurance agreements with financial institutions and sovereign entities, thereby transferring exposure from other industries to the financial institutions industry and sovereign entities.

In 2017, non-investment grade exposure accounted for 45% (2016 – 48%). The decrease in non-investment grade exposure is mostly attributable to the mining and oil and gas sectors, partially offset by repayments of investment grade exposure in the aerospace sector. The largest concentrations of non-investment grade exposures are within the aerospace (26%), oil and gas (23%), and mining sectors (11%).

Our five most significant counterparty exposures representing $6,682 million, or 9% of the total commercial exposure at the end of 2017 were as follows:

ñ	one oil and gas obligor with total exposure of $1,540 million, located in Mexico;
ñ	one information and communication technologies obligor with total exposure of $1,383 million, located in the United Kingdom;
ñ	one surface transportation obligor with total exposure of $1,273 million, located in the United Kingdom;
ñ	one aerospace obligor with total exposure of $1,257 million, located in the United States; and
ñ	one mining obligor with total exposure of $1,229 million, located in Brazil.

After considering collateral and other risk mitigation strategies, our exposure to these counterparties represents $4,338 million.

Sovereign Loans, Loan Commitments and Loan Guarantees

(in millions of Canadian dollars)	Gross loans receivable	Commitments	Loan guarantees	Risk transfer	2017 Exposure		2016 Exposure
Country					$	%	$	%

Angola	366	120	–	–	486	27	519	28
Azerbaijan	–	239	–	–	239	13	–	–
Serbia	207	–	–	–	207	12	252	14
Indonesia	154	16	–	–	170	10	192	11
Ukraine	123	–	–	–	123	7	197	11
Uruguay	–	–	71	–	71	4	89	5
China	68	–	–	–	68	4	93	5
Rwanda	61	–	–	–	61	3	74	4
Pakistan	58	–	–	–	58	3	68	4
Other	153	48	–	94	295	17	341	18
Total	$ 1,190	$ 423	$ 71	$ 94	$ 1,778	100	$ 1,825	100

Sovereign exposure includes 77% of non-investment grade exposure (2016 – 71%).

Allowance for Losses on Loans, Loan Commitments and Loan Guarantees

The total allowance for losses on loans, loan commitments and loan guarantees was $1,512 million at the end of 2017, a decrease of $223 million from the 2016 allowance.

The key components impacting the allowance in 2017 were as follows:

ñ	updated loss given default models (refer to page 103) – reduction of $123 million;
ñ	the strengthening of the Canadian dollar relative to the U.S. dollar – reduction of $86 million;
ñ	updated disbursement assumption on the allowance for loan commitments (refer to page 103) – reduction of $46 million;
ñ	change in portfolio composition mainly due to net loan repayments – reduction of $55 million; and
ñ	downward credit migration mainly in the aerospace sector – increase of $111 million.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Components of the Allowance

(in millions of Canadian dollars)	2017	2016

Base allowance	929	1,169
Counterparty concentration	2	27
Total collective allowance	931	1,196
Allowance for individually impaired loans, loan commitments and loan guarantees	581	539
Total allowance for losses on loans, loan commitments and loan guarantees	$ 1,512	$ 1,735

For a breakdown of the collective allowance for losses on loans, loan commitments and loan guarantees by industry of risk, refer to Table 8 in Supplemental Information.

Base Allowance

We classify our performing exposure into categories based on obligor credit rating, industry of risk for commercial obligors and whether the exposure is secured. For exposures that are secured by collateral or subject to other risk mitigation measures, such as unfunded loan participations and loan default insurance, the exposure for each obligor is reduced by the fair value of collateral adjusted for estimated repossession costs or the amount of risk mitigation as applicable. Based on these exposures we determine the appropriate base allowance. Probability of default and loss given default are estimated based on historical loan loss rates, residual value, expert judgement, management assumption or model-based approaches.

Counterparty Concentration Overlay

A concentration component is added to adequately provision for sovereign and commercial counterparties whose level of exposure is deemed by management to represent an increased amount of risk. A counterparty whose exposure exceeds 10% of our equity based on the previous year’s audited financial statements will attract a concentration component calculated on the portion of exposure over the threshold. The allowance on this portion of exposure is calculated on the same basis as the base allowance for that counterparty.

We had a concentration overlay of $2 million, a decrease of $25 million from 2016 mainly due to the increase of the concentration threshold, as well as the reduction in exposure from obligors who do meet the threshold.

Market Overlays

Market overlays are added to our allowance as required to reflect the risk that the impact of recent economic events is not fully captured in current credit ratings. At the end of 2017, we determined that the current credit ratings appropriately captured the risk in the economy and thus no market overlays were required.

Individual Allowances

We establish allowances for individually impaired loans, loan commitments and loan guarantees to recognize impairment losses. Individual allowances were $581 million at the end of 2017, an increase of $42 million from 2016 mainly due to the allowance required for new impaired loan guarantees in the infrastructure and environment and surface transportation sectors.

Investments

EDC plays a role in helping Canadian companies access capital and financing to support their export growth that includes support to expand outside Canada to meet global market opportunities. Our solution suite covers a broad range of solutions with a portfolio of debt, late stage venture capital and private equity investments focused on promising Canadian exporters. Our exporter investments are made both directly into Canadian businesses as well as via Canadian fund partners. In addition we invest in international funds in key priority markets where such investments can serve to facilitate the connection of Canadian business activity to international markets, with the goal of growing Canadian exporters and facilitating foreign business connections. Investments are normally held for periods greater than five years. Divestitures are generally made through the sale of our investment interests through private sales to third parties or sales on public markets.

Our investments exposure remained consistent with 2016 at $1.9 billion. Although we signed an additional $164 million of investment arrangements (2016 – $249 million), we also had returns of capital of $160 million (2016 - $122 million).

Refer to Table 9 in Supplemental Information for a breakdown of exposure for our investments.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

INSURANCE PORTFOLIO

Credit insurance facilitates export growth by mitigating risk, providing companies with the confidence to do business abroad knowing that their receivables will be paid should their buyer default on payment. It also enhances their cash flow as banks are generally comfortable providing additional support when their customers’ foreign receivables are insured.

Financial institutions insurance provides coverage to Canadian banks for foreign bank and foreign buyer counterparty risk in trade transactions.

EDC’s bonding products are delivered through partnerships with banks and surety companies. Our performance security and surety bond products are used by exporters primarily to guarantee their contract performance, which helps free up working capital. Our partnerships with banks and surety companies help them mitigate their risks and make it easier for exporters to obtain the coverage they need. We provide contract frustration insurance coverage to protect against commercial and political risks resulting from buyer non-payment associated with a specific contract.

As companies diversify their supply and distribution networks and expand into new markets, they are often exposed to political risks that can result in significant losses. This is particularly true of emerging markets, where political events could adversely impact a company’s foreign operations. EDC’s political risk insurance provides peace of mind to companies and their financial intermediaries that, when faced with such risks, their assets will be protected, enabling them to take advantage of export and investment opportunities in emerging markets.

The assistance that EDC provides to our policyholders within our four primary insurance product groups is counted in various ways. Under the credit insurance and financial institutions insurance product groups, the policyholder declares their sales volume to entities covered by their policy. These declarations are counted as business facilitated for these product groups. Within our contract insurance and bonding product group, a facility is established and the policyholder makes requests for cover to initiate specific coverage. These requests represent business facilitated by EDC. As transactions are signed within our political risk insurance product group, they are also counted as business facilitated.

In addition to directly underwriting insurance policies, we assume exposure from other insurers to fulfill our mandate to support Canadian exporters. We also cede reinsurance to other insurance companies to mitigate our risk. The ceding arrangements provide greater diversification of the business and minimize the net loss potential arising from large exposures.

Insurance in Force

Our liability associated with outstanding insurance policies and guarantees is referred to as insurance in force and exposure throughout this annual report.

Insurance in force totalled $21,648 million at the end of 2017, compared to the 2016 level of $22,693 million.

The following charts show the exposure by industry of our credit insurance and contract insurance and bonding product groups:

CREDIT INSURANCE EXPOSURE BY INDUSTRY	CONTRACT INSURANCE AND BONDING EXPOSURE BY INDUSTRY

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MANAGEMENT’S DISCUSSION AND ANALYSIS

The following charts show the exposure by geographic market for our financial institutions and political risk insurance product groups:

FINANCIAL INSTITUTIONS INSURANCE

EXPOSURE BY GEOGRAPHIC MARKET

POLITICAL RISK INSURANCE

EXPOSURE BY GEOGRAPHIC MARKET

Claims

The following table provides a breakdown of claims paid by exporter’s insured sector:

(in millions of Canadian dollars)		2017		2016	CLAIMS SUBMITTED, PAID AND UNDER CONSIDERATION
	$	%	$	%
Light manufacturing	108	54	14	13
Infrastructure and environment	41	20	28	25
Resources	24	12	24	22
Surface transportation	17	8	10	9
Information and communication technologies	6	3	9	8
Oil and gas	3	2	2	2
Mining	2	1	23	21
Claims paid	201	100	110	100
Claims recovered	(44)		(23)
Net claims paid	$ 157		$ 87

Claim payments totalled $201 million in 2017 and were comprised of 699 claims related to losses in 68 countries (2016 –696 claims in 70 countries). In 2017, the largest concentration of claim payments was made under our credit insurance product group for the insolvency of buyers in the U.S. retail sector which is included within light manufacturing above.

In 2017, we recovered $45 million in total (2016 – $24 million) of which $1 million was disbursed to exporters (2016 –$1 million).

For a breakdown of claims by size concentration, refer to Table 10 in Supplemental Information.

Premium and Claims Liabilities

Premium and claims liabilities represent our estimate of future claims under the terms and conditions of our insurance policies.

At the end of 2017, the premium and claims liabilities were $608 million. The liability net of the reinsurers’ share was $505 million, a decrease of $35 million from 2016. The most significant component impacting the net premium and claims liabilities was the update to the expense assumption methodology for our political risk insurance and contract insurance and bonding product groups (refer to page 112), which resulted in a decrease of $31 million.

The reinsurance ceded amount, recorded as an asset on the consolidated statement of financial position, represents the reinsurers’ share of our premium and claims liabilities and is also included in our premium and claims liabilities.

PREMIUM AND CLAIMS LIABILITIES AS A % OF INSURANCE IN FORCE (NET OF REINSURANCE) (%)

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MANAGEMENT’S DISCUSSION AND ANALYSIS

The reinsurance ceded amount was $103 million compared to $116 million in 2016. If we were required to pay out a claim on these policies we could recover from the reinsurer depending on the terms of the agreement.

The net premium and claims liabilities as a percentage of the insurance in force was 2.3% in 2017 (2016 – 2.4%).

As permitted by International Financial Reporting Standard 7 – Financial Instruments: Disclosures, we have displayed certain parts of our Management’s Discussion and Analysis which discuss the nature, extent and management of credit, liquidity and market risks in blue font. These disclosures form an integral part of our audited Consolidated Financial Statements for the year ended December 31, 2017.

MARKETABLE SECURITIES AND DERIVATIVE INSTRUMENTS

Our policies and procedures, which are reviewed periodically, are designed to limit and manage credit risk associated with marketable securities and derivative instruments. These policies and procedures define the minimum acceptable counterparty rating in alignment with the Minister of Finance Financial Risk Management Guidelines for Crown Corporations. In addition, we have policies which are reviewed periodically and procedures that establish credit limits for each counterparty, which are reviewed by management no less than annually. These policies and procedures are designed to limit and manage the credit risk associated with these financial instruments.

Our interest-bearing deposits and marketable securities portfolio expose us to the risk that the deposit-taking institutions or counterparties will not repay us in accordance with contractual terms. Our potential deposit and marketable securities credit exposure is represented by the carrying value of the financial instruments.

The following table provides a breakdown, by credit rating and term to maturity, of our deposits and marketable securities credit exposure:

(in millions of Canadian dollars)
	Remaining term to maturity
Credit rating	Under 1 year	1 to 3 years	Over 3 years	2017 Exposure	2016 Exposure
AAA	2,674	1,936	2,240	6,850	5,333
AA	–	–	–	–	55
AA-	755	–	–	755	1,364
A+	324	–	–	324	308
A	285	–	–	285	27
A-	–	–	–	–	302
Total	$ 4,038	$ 1,936	$ 2,240	$ 8,214	$ 7,389

Derivatives expose us to the risk that the counterparty will not repay us in accordance with contractual terms. Our potential derivative credit exposure is represented by the replacement cost of contracts that have a positive fair value. For a more in-depth discussion on the use of derivative instruments, refer to the section on derivative instruments (see page 69).

All swaps are transacted with high credit quality financial institutions. We operate a collateral program to mitigate credit exposure related to swaps used to hedge risk within our funding program. As market rates move between the settlement date and maturity date of the swap, the financial instrument attains value such that to terminate the swap early, one counterparty would need to make a payment to the other to compensate for the movement in rates. In order to mitigate the credit risk, we often enter into collateral agreements with financial institutions with whom we undertake swap transactions. Under the terms of the swap agreements, when the credit exposure surpasses an agreed upon threshold, collateral in the form of government securities is posted with an independent third party by our swap counterparty. At the end of 2017, $24 million was posted as collateral by our counterparties to mitigate credit risk associated with swap agreements.

The following table provides a breakdown, by credit rating and term to maturity, of our derivative credit exposure and how it is offset against exposure netting amounts and collateral held. Exposure netting amounts represent derivative contracts where there is an agreement with the counterparty (netting agreement) that allows us to offset the counterparty’s derivative credit exposure to us against our credit exposure to that same counterparty. After applying both exposure netting and collateral held, our net exposure is $28 million (2016 – $182 million).

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MANAGEMENT’S DISCUSSION AND ANALYSIS

(in millions of Canadian dollars)
	Remaining term to maturity
Credit rating	Under 1 year	1 to 3 years	Over 3 years	Gross exposure	Exposure netting*	Collateral held	2017 Net exposure	2016 Net exposure
AA	–	–	–	–	–	–	–	43
AA–	46	48	81	175	(170)	–	5	21
A+	21	32	38	91	(85)	–	6	106
A	4	1	28	33	–	(24)	9	12
A–	16	–	–	16	(8)	–	8	–
Total	$ 87	$ 81	$ 147	$ 315	$ (263)	$ (24)	$ 28	$ 182

*	As a result of netting agreements.

Credit risk for marketable securities and derivative instruments is reported on a quarterly basis to the Asset Liability Management Committee and to the Risk Management Committee of the Board.

Capital Management

Our capital management framework ensures that we are appropriately capitalized and that our capital position is identified, measured, managed and regularly reported to the Board. Our capital is first and foremost available to support Canadian exporters and investors for the benefit of Canada. Being appropriately capitalized has allowed us to fulfill our mandate and sustain continued risk capacity for Canadian exporters and investors.

We have a capital management framework in place which follows the Internal Capital Adequacy Assessment Process (ICAAP). Under ICAAP, EDC targets a level of capitalization sufficient to cover potential losses consistent with a rating standard of AA. This solvency standard aligns with that of leading financial institutions and with the key principles of financial self-sufficiency.

We assess capital adequacy by comparing the supply of capital to the demand for capital. Demand for capital, which is calculated by a model that estimates the capital required to cover the extreme value of potential losses, includes credit, market, operational, pension plan and business/strategic risk. The supply of capital is determined by our financial statements and consists of paid-in share capital and retained earnings.

as at December 31 (in millions of Canadian dollars)	2017	2016

Demand for capital
Credit risk	2,825	3,622
Market risk	930	994
Operation risk	246	230
Strategic risk	400	485
Pension plan risk	492	466
Strategic initiatives	300	35
Total demand for capital	$ 5,193	$ 5,832
Supply of capital	$ 10,040	$ 9,763
EDC implied solvency rating	AAA	AAA

The decline in our demand for capital in 2017 was primarily due to the strengthening of the Canadian dollar against the U.S. dollar combined with the impact of the introduction of the new loss given default models on the demand for credit risk for the financing portfolio.

The capital demand for strategic initiatives represents our investment in our subsidiary Development Finance Institute Canada (DFIC) Inc. over the next three years.

We measure and report changes to capital supply, capital demand and its implied solvency rating to executive management monthly. These capital measures are reported regularly to the Board together with forward looking stress tests which model the potential impact on capital of portfolio migration and other key risk events.

We strive to ensure that our risk and capital management policies are aligned with industry standards and are appropriately sophisticated relative to our risk profile and business operations.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Investor Relations

Our Treasury team issues debt securities and manages the Corporation’s liquidity while mitigating operational and financial risks.

Funding

In 2017, we borrowed USD 10 billion, and were active with benchmark bond issuances during the year. U.S. dollar Global transactions represent the largest part of our funding program and we issued two USD 1.25 billion Global benchmarks (a three-year bond and a five-year bond) and a third USD 1 billion Global benchmark (a three-year bond).

FISCAL 2017 TOTAL FUNDING USD 10 BILLION
Green bonds were in demand in 2017 and EDC issued a U.S. dollar 500 million three-year bond in May and a second three-year Canadian dollar 500 million bond in August.

As in the prior year, we were active in the Sterling market and issued two public bonds in 2017, a 250 million Great Britain pound four-year fixed rate benchmark transaction and a 750 million Great Britain pound five-year floating rate note bond.

We maintained our presence in the Australian bond market and reopened an existing four year benchmark bond, increasing it twice during the year; first by 475 million Australian dollars and then again for another 225 million Australian dollars to bring the total to AUD 1 billion. We also issued a 550 million Australian dollar five-year benchmark bond.

With continued focus on supporting the internationalization of the Chinese renminbi, we issued three Chinese yuan-denominated bonds, a one year 500 million yuan through the sale of 4.03% notes due in December 2018, a second one year, 700 million yuan bond through the sale of 4.19% notes due in June 2018 and a two year 200 million yuan transaction with a coupon of 4.10% due May 2019.

EDC also responded to investor needs for private placement transactions denominated in a variety of currencies.

Looking Ahead

The 2018 plan is to borrow U.S. dollar 13 billion; we will continue to monitor our positions to determine the appropriate mix of fixed and floating rate liabilities. We will look for opportunities to issue public transactions in U.S. dollars, Australian dollars, New Zealand dollars and Great Britain pounds. We anticipate the remaining funding will come from private placements in U.S. dollars and emerging market currencies. Sovereign, Supranational and Agency (SSA) issuers, including EDC, are expected to face a rising interest rate environment. This will affect the tenor that investors demand and could constrict issuers’ funding options. We will continue to fund in line with the market and believe we can meet our funding requirements as we remain one of the most sought-after names in the SSA market.

Credit Credentials

An agent of Her Majesty in right of Canada and carrying the full faith and credit of the Government of Canada, EDC is AAA/Aaa rated. We service our debt from our own resources and our borrowings are the Government of Canada’s full obligations, payable from the Consolidated Revenue Fund (the government’s primary account) ensuring timeliness of payment.

	Domestic		Foreign Currency
Risk Rating	Long-term	Short-term	Long-term	Short-term
Moody’s	Aaa	P-1	Aaa	P-1
S&P	AAA	A-1+	AAA	A-1+
DBRS	AAA	R-1 (high)	AAA	R-1 (high)
JCR	AAA	–	AAA	–

Zero per cent BIS risk weighted according to Basel II guidelines

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Off Balance Sheet Arrangements

In the normal course of business, we engage in a variety of transactions with structured entities (SEs). SEs are generally created for a single purpose, have a limited lifespan and are used for risk management, legal or taxation reasons to hold specific assets for their benefactors. These transactions are generally undertaken for risk, capital and funding management purposes that benefit our customers. In accordance with IFRS, those SEs where we are not exposed or do not have rights to variable returns from our involvement with the SE and do not have decision-making power to affect the returns of the SE, have not been consolidated on our statement of financial position.

In certain financing transactions, SEs are used to securitize assets and are typically highly debt-leveraged and, in certain circumstances, equity guarantees may also be used. EDC may also use SEs to hold assets that have been foreclosed upon and cannot be held directly for legal or taxation reasons, typically for foreclosed assets in foreign countries. Refer to Note 28 for further details.

Financial Instruments

Given the nature of our business, our assets and liabilities are substantially composed of financial instruments. Financial instrument assets include cash resources, securities, investments, loans and recoverable insurance claims, while financial instrument liabilities include accounts payable, loans and loan guarantees.

In accordance with IFRS, the majority of our financial instruments are recognized in the statement of financial position at their fair value. These financial instruments include marketable securities at fair value through profit or loss, investments at fair value through profit or loss, derivative instruments, loans payable designated at fair value through profit or loss and recoverable insurance claims. Note 2 of the consolidated financial statements outlines the accounting treatment for our financial instruments, while Note 26 provides details of how their fair values are determined.

Derivative Instruments

We may also use a variety of derivative instruments to manage interest rate risk, foreign exchange risk and credit risk. Derivative instruments used include interest rate swaps, cross currency interest rate swaps, foreign exchange swaps and foreign exchange forwards.

We do not use derivatives for speculative purposes. These derivatives are only contracted in accordance with policies established in the Risk Management Office (RMO) and approved by our Board of Directors. Both our internal policies and guidelines and those set by the Minister of Finance limit our use of derivatives. Derivative counterparty credit risk is managed by contracting only with creditworthy counterparties, and in certain cases entering into collateral agreements with those counterparties. For further discussion on our risk management framework, refer to the Risk Management discussion on the following pages.

Risk Management Overview

As Canada’s export credit agency, EDC is in the business of taking risk. It is through the assumption of risk that EDC delivers on its mandate and generates value. Our global business activities expose us to a wide variety of risks – financial, operational and strategic – across a diverse economic and political landscape. As we seize new business opportunities, we must be vigilant in our efforts to identify and anticipate risks and manage them in a prudent manner. By doing so, we will safeguard our ability to achieve our business objectives and remain sustainable and relevant in the years to come.

We have established a foundational enterprise risk management (ERM) practice and we are making significant investments in our risk management activities. We have adopted a plan to enhance our practice to ensure comprehensive, enterprise-wide risk management. We refer to this as our ERM Transformation program. This plan has been augmented by guidance provided by the Office of the Superintendent of Financial Institutions and industry leaders.

The ERM Transformation program is not about taking more or less risk, but developing a governance system that enables us to manage the risks we do choose to take. This effort involves, among other things, elevating risk awareness, understanding and foresight throughout the organization. By better managing risk, we can serve more exporters and investors and in so doing, play a more significant role in Canada’s trade ecosystem.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

The ERM transformation emphasizes a strong risk culture of oversight and clear direction, ownership and accountability, and the requirement for robust monitoring and reporting. It is an enterprise-wide project touching all areas of our business. Key elements include: governance in accordance with a three-lines-of-defence model (3LD); articulation and operationalization of EDC’s risk appetite; enhanced discipline around risk management processes; and integration of new financial and operational risk policies.

Our Board of Directors and management team are actively engaged to ensure that the ERM transformation program is effectively implemented at all levels of the corporation.

This multi-year transformation began in 2012 with the development of an ERM Framework that outlines the inherent risks that EDC faces in the course of its business and presents an overarching governance structure for effectively managing risk across the entire organization. We have also developed a Risk Appetite Statement that articulates our desired attitudes and behaviours – “from the top” – toward taking risk and seizing opportunities. The most recent version of the Risk Appetite Statement was approved by the Board of Directors in September 2017.

In 2015, in accordance with our ERM Framework, we began designing and building out our 3LD governance model – an industry best-practice approach to risk governance and a foundational part of the overall ERM transformation program that will be applied across the corporation. The 3LD model will ensure that we continue to manage our business according to the evolving standards of Canadian financial institutions and that appropriate checks and balances are in place as we take on risk in order to deliver solutions for our customers.

Throughout 2017, we continued to focus our attention on the design, planning and preliminary implementation of our 3LD model. The 3LD work performed so far has resulted in a number of enhancements, such as clarifying Internal Audit’s roles and responsibilities as the third line of defence; the transfer of the Asset Management and Risk Rating functions from the Chief Risk Officer’s (CRO) group to the Financing and International Growth Capital Group — the first line of defence; the creation of a new Model Risk Management team within the CRO’s group; and the development of a functional model that will inform the CRO group’s future state organizational design.

Also in 2017, the ERM Transformation program, in collaboration with the Compliance and Ethics team, embarked on several key projects to enhance and advance the maturity of our Compliance and Ethics program. Included in these efforts was the modernization and redesign of EDC’s Code of Conduct for Employees, drafting of a Financial Crime policy and enhancements to EDC’s Privacy, Complaints and Compliance Risk Management functions.

As the ERM transformation program continues to move from planning to implementation, EDC will realize the benefits of having increased clarity around risk and decision-making. This, in turn, will help us deliver risk appropriate solutions for our exporters in a more efficient and predictable manner.

Risk Governance, Oversight and Design

Our risk governance structure emphasizes and balances strong central oversight and control of risk with clear accountability for, and ownership of risk within the “front lines”. The Three Lines of Defence (3LD) risk governance model ensures a balance between three distinct organizational functions, or “lines of defence”:

ñ	1st Line of Defence: People at the frontline who take, own and manage risk on a day-to-day basis.

ñ

2nd Line of Defence: The risk and compliance functions that provide independent oversight of first-line activities by ensuring that there are the right checks and balances in place, the governance structure is appropriate and the proper tools are available.

ñ	3rd Line of Defence: The internal audit function, which provides independent assurance on the effectiveness of risk management policies, processes and practices to senior management and the Board.

This structure supports the cascade of EDC’s Risk Appetite throughout the organization and provides forums for risks to be appropriately considered, discussed, debated and factored into business decisions at all levels and across all functions.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

BOARD AND ITS COMMITTEES

The ERM transformation program includes a review of Board and key risk management committees. As we restructure around the 3LD model, including bringing together first Line of Defence activities, our risk committees will be revised and aligned accordingly.

Board of Directors

The Board of Directors is ultimately responsible for Risk Governance by setting the cultural tone, approving EDC’s Risk Appetite Statement and ERM Framework, and maintaining oversight as to the efficacy of the ERM program. In addition, it has responsibility to ensure that EDC’s incentive, reward and performance management and evaluation systems are aligned and in place, with due emphasis on risk, compliance and controls. The Board operates six1 formal committees to oversee and provide guidance and direction. This committee structure helps to ensure that risks are adequately considered, discussed, debated and factored into business decisions.

Risk Management Committee of the Board

This Committee assists the Board in fulfilling its oversight responsibilities with respect to the prudent management of our capital structure, including the management of the credit, market and other enterprise risks of the Corporation.

Audit Committee of the Board

The Audit Committee assists the Board in fulfilling its oversight responsibilities with respect to our standards of integrity and behaviour, financial reporting and internal control systems.

KEY RISK COMMITTEES

Executive Management Team

The Executive Management team, led by the President and CEO and including the executives reporting directly to the President and CEO, is ultimately accountable for managing enterprise risk within the Board-approved Risk Appetite, approving policies and procedures and overseeing execution of risk management activities. The Executive Management Team has primary responsibility for the management of EDC’s risks, standards of integrity and behaviour, financial reporting and internal control systems.

The Executive Management team participates in various senior management committees. Six of these are described below.

Management Risk Management Committee

This Committee has responsibility to make risk decisions, provide guidance on risk issues, undertake risk governance and to ensure that appropriate capital and risk management policies are in place.

Asset Liability Management Committee

The Asset Liability Management Committee acts as authority for recommending market risk policies to the Board for approval and ensuring that policies are supported by appropriate procedures and practices for the measurement, management and reporting of market risk. In addition, the Committee provides endorsement as to the acceptability of EDC’s asset/liability management strategy, ensures that market risk positions are managed within policy limits, and addresses such risk practices as diversification requirements and reporting and monitoring of guidelines.

Investment Committee

The Investment Committee reviews and endorses the acceptability of transactions to be made under EDC’s Investments program, and recommends transactions to the appropriate level of authority. It also makes recommendations regarding the program’s strategy to the Executive and the Board of Directors and monitors program-level performance.

Business Review Committee

The Business Review Committee provides a forum to achieve Executive alignment on non-transactional topics of a strategic nature. Topics brought forward will likely be precedent setting and may involve innovative ideas around EDC’s business direction.

(1) For further details on Board Committees, please refer to page 37 of this Annual Report.

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Management Pension Committee

This Committee oversees operations and performs high-level decision-making functions with respect to the pension plans and the related pension funds including recommendations to the Human Resources Committee of the Board.

Strategy Execution Committee

This Committee is responsible for ensuring good program governance for EDC’s corporate transformation initiatives that balances clear project delivery accountability with the need to manage integration and trade-offs across programs. The goal is to oversee performance of each program in the context of corporate strategy.

The ERM transformation program includes a review of senior management committees. As we restructure and adopt the 3LD model, the structure of our risk committees will evolve and be revised accordingly.

KEY RISK MANAGEMENT GROUPS

Enterprise Risk Management Group

The ERM Group provides independent oversight of and effective challenge to the management of risks inherent in EDC’s activities, including the establishment of EDC’s enterprise risk management policies and framework to manage risk in alignment with EDC’s risk appetite and business strategies. The ERM Group is responsible for identifying, measuring, monitoring, assessing, and reporting on risk factors facing EDC, and ensuring that risk considerations are taken into account and align with EDC’s risk tolerance in all areas and processes at EDC. The ERM Group is headed by the SVP, Enterprise Risk Management and Chief Risk Officer, who works closely with both the President and Chief Executive Officer, the Board of Directors and other members of Senior Management to set the ‘tone at the top’ and establish a risk aware culture across EDC.

Finance

Responsible for financial planning, accounting, financial reporting and cash management, Finance ensures that appropriate controls exist to ensure effective cash management and delivery of complete and accurate financial reporting.

Internal Audit

As the third line of defence, Internal Audit (IA) is responsible to provide independent and objective assurance and advisory services designed to add value and help EDC achieve its business objectives pertaining to operations, reporting, and compliance with laws and regulations. IA does this by bringing a systematic and disciplined approach to evaluating and improving internal controls, risk management, and governance processes. Although IA’s mandate includes the provision of advisory services to management, these services will be ancillary to the assurance services it provides to the Audit Committee of the Board of Directors. Our Chief Internal Auditor (CIA) reports to the Chair of the Audit Committee of the Board of Directors, and has a dotted line relationship with EDC’s President & CEO.

IA governs itself by adhering to The Institute of Internal Auditors’ (IIA) mandatory guidance, including the Core Principles for the Professional Practice of Internal Auditing, the Definition of Internal Auditing, the IIA Code of Ethics and the International Standards for the Professional Practice of Internal Auditing (IIA Standards). This guidance constitutes principles of the fundamental requirements for the professional practice of internal auditing and for evaluating the effectiveness of the internal audit activity’s performance.

Front Line Units

Front Line Units includes business units and other functions within the first line of defence who take, own and manage risk on a day-to-day basis. These functions are responsible for identifying, assessing, mitigating, assuming, controlling and reporting on risk in accordance with established enterprise risk appetite, policies, culture and strategic goals.

Risk Modules

EDC’s Risk Management Framework breaks risk down into three broad Risk Modules, expressing the corporation’s risk appetite and tolerance in each of i) Financial Risk, ii) Operational Risk and iii) Strategic Risk. As a financial institution, financial risk is naturally front and centre and, as a result, the majority of this report covers this area.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL RISK MANAGEMENT

Portfolio Risk Profile

While EDC follows leading risk management practice, we generally assume more risk than a typical financial institution due to our mandate. We take on larger single counterparty exposures and larger concentration exposures by sector than other financial institutions, most notably in the transportation and extractive sectors which lead Canadian exports.

Despite a portfolio distribution that is almost equally segmented between investment grade and non-investment grade borrowers in 2017, the vast majority of EDC’s risk profile, as determined by capital demand for credit risk, emanates from the non-investment grade space. Although only 47% of EDC’s loan portfolio is non-investment grade, 93% of capital demand is attributable to this category of obligor.

Credit Risk Management

Credit risk is the risk of loss incurred if a counterparty fails to meet its financial commitments. We are exposed to credit risk under our loans and insurance programs and treasury activities.

We manage credit risk in the organization through policy requirements, established authorities and limits, mitigation activities and reporting. Our credit risk policies set out our requirements on credit granting, concentration, counterparty and country limits, risk rating, exposure measurement, monitoring and review, portfolio management and risk transfer, as well as management and Board reporting.

Credit Granting

We deliver our products and services through sector-based business teams grouped under insurance or financing. The business teams are responsible for the proper due diligence associated with each credit commitment. Every credit commitment requires recommendation and approval. Credit commitments in excess of certain thresholds also require independent endorsement or co-authorization by the Risk Management Office (RMO) or the Management Risk Management Committee. The purpose of endorsement or co-authorization is to ensure that all relevant, tangible risks in the proposed credit commitment have been identified, assessed and mitigated where possible. The credit rating of a transaction and/or the dollar amount of exposure at risk determines whether involvement is required by the Management Risk Management Committee or the RMO. All transactions above U.S. $300 million require authorization by the Board. However, this threshold can be reduced to as low as U.S. $200 million for transactions with lower credit quality. Our credit approval process includes early involvement of a senior management committee in the transaction review process and more integrated engagement on transactions between our risk management, underwriting and business development professionals.

Our approval responsibilities are governed by delegated authorities. The Board in effect delegates specific transactional approval authorities to the CEO. Onward delegation of authority by the CEO to business units is controlled to ensure decision-making authorities are restricted to those individuals with the necessary experience levels. The criteria whereby these authorities may be further delegated throughout the organization, as well as the requirements relating to documentation, communication and monitoring of delegated authorities, are set out in corporate policies and standards.

We bear additional counterparty risk through our treasury liquidity and derivative portfolios. Treasury counterparties are analyzed and credit limits are recommended by the Market Risk team in the RMO. Recommended counterparties are endorsed by either the RMO or Management Risk Management Committee. Every treasury credit commitment requires the approval of at least two individuals with delegated approval authority. All treasury credit exposures are measured on a fair value basis and compliance with policy and operational limits is measured daily. In addition, we have policies and procedures in place to limit and to manage the credit risk associated with these financial instruments and to define collateral requirements for treasury counterparties.

We also bear counterparty risk through our insurance portfolio under a reinsurance structure, where we are exposed to the credit risk of the reinsurer. To help mitigate this risk, our placement of reinsurance is diversified such that it is not dependent on a single reinsurer. Reinsurance counterparty exposure is managed under our reinsurance counterparty management procedures and monitored by the RMO.

Concentration Limits

To ensure diversification of risks within our credit commitments, we have established risk limits in place to protect against being overly concentrated to any one country, industry sector or commercial obligor. Our capital base is factored into the determination of limits as well as risk factors associated with the exposure including the obligor rating, country

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rating, associated collateral and EDC product type. Exposures beyond the risk limits require either Presidential approval within discretionary limits or review by the Risk Management Committee of the Board and approval of the Board.

Risk Ratings

Consistent with the Basel II Advanced Internal Rating-Based approach, credit risk is measured by assigning two distinct ratings. The first one is a risk rating to an obligor that is tied to a probability of default (PD). The PD describes the likelihood of a default of an obligor over a one year period. The second one is a rating to a transaction in the form of a loss given default (LGD) estimate. The LGD estimates the percentage of dollar exposure which EDC reasonably expects to lose should a default occur on a specific transaction.

EDC’s internal credit risk rating system measures obligor and transaction risks for the majority of our risk exposure. This risk rating system utilizes a 20 point rating scale to differentiate the PD of obligors and a 7 point rating scale to differentiate the LGD of transactions. While our obligor rating is arrived at independently of external ratings for the obligor, our risk-rating methodology includes a review of those external ratings.

Our Economics team is responsible for establishing, monitoring and approving country risk ratings. Country risk ratings are continually reviewed to take into consideration any changes in the world environment or a specific country.

For treasury related counterparties, EDC’s internal credit rating is assigned as the lower of the highest two external ratings.

Exposure Measurement

To ensure that the level of credit risk is transparent to both management and the Board, our credit exposure measurement guideline requires information reporting and comparison of the aggregated exposures within a portfolio against prescribed limits such as country, industry and obligor. We also report on approved short-term buyer limits under our accounts receivable insurance program.

Monitoring and Review

Our operating practices include ongoing monitoring of credit exposures. Teams are in place to monitor and manage credit exposure within the different product lines which include monitoring of events in the country and industry of the obligor. The business teams are responsible for managing the credit quality and financial performance of our portfolio of commercial loans and guarantees both at the transaction and portfolio levels. This includes undertaking loan reviews, assessing risk ratings and regularly monitoring borrowers and the credit risk environment including research and assessment of financial, operating and industry trends. Our portfolio of credit insurance counterparties is actively monitored by our Risk Assessment and Portfolio Management team. In addition, deteriorating credits are managed by teams that specialize in restructurings, Paris Club reschedulings, claims and recoveries. Management and the Board are frequently apprised on the credit quality of the portfolio through regular reporting including detailed quarterly reporting on the breakdown of the portfolio by risk ratings, impaired obligors, loan write-offs and claims information.

Portfolio Management

The goal of portfolio management is to ensure our ability to pursue mandate related opportunities while taking into consideration the availability of financial resources and limit constraints. Management and the Board are regularly updated on our portfolio of credit exposures through quarterly compliance reporting against concentration limits. We use both primary and secondary portfolio management activities to address imbalances or excess concentrations including, but not limited to, syndication at credit origination, the sale of assets, insurance, reinsurance and hedging using credit derivatives.

We continue to make use of insurance and credit derivatives for risk mitigation purposes targeting large exposures in our loan portfolio. To address credit concentration in our insurance portfolios we engage in various risk transfer activities.

Management and Board Reporting

The RMO provides timely and comprehensive risk reporting to management and the Board on major risks being assumed by or facing EDC, enabling appropriate management and oversight. This reporting includes, but is not limited to, a (i) quarterly risk management report, (ii) monthly credit risk policy compliance report, (iii) monthly capital adequacy report and (iv) monthly report detailing our market risk, liquidity and funding, and counterparty credit risk policies. Ad-hoc risk reporting is provided to senior management and the Board as warranted for new or emerging risk issues or significant changes in our level of risk. Significant credit risk issues and action plans are tracked and reported to ensure management accountability and attention are maintained.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Market Risk Management

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: foreign exchange risk, interest rate risk and other price risk. We are exposed to potential losses as a result of movements in interest and foreign exchange rates.

Through our policies and procedures, we ensure that market risks are identified, measured, managed and regularly reported to management and the Board. Our Market Risk policies set out our requirements on interest rate and foreign exchange exposure limits, liquidity, investment, debt funding, derivatives and structured notes, management of the credit risk for treasury counterparties and management and Board reporting. The Asset Liability Management Committee, which has a rotating chair, alternating between the Chief Risk Officer (CRO) and CFO, currently chaired by the CRO, oversees and directs the management of market risks inherent within our normal business activities. Risk oversight is provided by the Market Risk team in the RMO.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to potential adverse impacts on the value of financial instruments resulting from differences in the maturities or repricing dates of assets and liabilities both on and off-balance sheet, as well as from embedded optionality in those assets and liabilities.

Our interest rate risk is managed in accordance with guidelines established by the Department of Finance as well as policies set by the Board. We report interest rate risk on a monthly basis to the Asset Liability Management Committee and quarterly to the Risk Management Committee of the Board.

Management of interest rate risk is enabled through monthly risk position monitoring against limits and reporting. Interest rate risk is measured by simulating the impact of a 100 basis point change on our net financing and investment income.

Interest Rate Sensitivity

The table below presents the sensitivity of the net financing and investment income and net income to a parallel 100 basis point change in interest rates given the outstanding positions as at December 31:

Interest Rate Change

(in millions of Canadian dollars)		2017		2016
	+100 Basis Points	-100 Basis Points	+100 Basis Points	-100 Basis Points
Change in net financing and investment income	11	(11)	(9)	9
Change in net income	242	(247)	(105)	126

Foreign Exchange Risk

Foreign exchange risk is the potential adverse impact on the value of financial instruments resulting from exchange rate movements. We are exposed to foreign exchange rate risk when there is a mismatch between assets and liabilities in any currency.

Our foreign exchange risk is managed in accordance with guidelines established by the Department of Finance as well as policies approved by the Board. We report our foreign exchange risk on a monthly basis to the Asset Liability Management Committee and quarterly basis to the Risk Management Committee of the Board.

In addition to the guidelines and policies described above, we also have supplemental operational limits and reporting requirements. Management of foreign exchange risk is enabled through monthly risk position monitoring against limits and reporting.

As per our policy, the potential translation loss impact to one month’s net financing and investment income (NFII) as measured by a two standard deviation change in foreign exchange rates is limited to 2.5% of projected 12 month NFII, on a consolidated Canadian dollar equivalent basis.

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As the table below indicates, we were onside our policy as at December 31.

(in millions of Canadian dollars)	2017	2016

Limit	32	31
Position	12	14

The table below presents the sensitivity of net income to changes in the value of the Canadian dollar versus the other currencies to which we were exposed given the outstanding positions as at December 31:

Canadian Dollar Relative to Other Currencies

(in millions of Canadian dollars)		2017		2016
	Increases by 1%	Decreases by 1%	Increases by 1%	Decreases by 1%

Change in net income	(2)	2	(3)	3

Derivative Instruments

We use a variety of derivative instruments to manage costs, returns and levels of financial risk associated with funding, investment and risk management activities. The principal purpose for which we use derivative instruments is to hedge against foreign exchange and interest rate risk. Our use of derivative instruments may include, but is not restricted to, currency and interest rate swaps, foreign exchange swaps, futures and options. We do not use derivative instruments for speculative purposes.

We do not engage in the use of derivative instruments whose value and financial risks cannot be measured, monitored and managed on a timely basis. The Market Risk team formally reviews our derivative instrument transactions at time of inception, and on an ongoing basis to provide an independent verification on the valuation of transaction structures and of associated financial risks.

Derivative instruments are used to hedge risks by matching various exposures. For example, we may balance the proportion of fixed to floating assets in our portfolio using interest rate swaps in order to mitigate interest rate risk.

The following table indicates the fair value of our derivative instruments based upon maturity:

As at December 31 (in millions of Canadian dollars)	Positive	Negative	2017 Net	Positive	Negative	2016 Net

Less than 1 year	87	(793)	(706)	196	(712)	(516)
1 - 3 years	81	(604)	(523)	31	(1,454)	(1,423)
Over 3 - 5 years	39	(212)	(173)	13	(459)	(446)
Over 5 years	108	(81)	27	84	(194)	(110)
Gross fair value of contracts	$ 315	$ (1,690)	$ (1,375)	$ 324	$ (2,819)	$ (2,495)

Liquidity Risk Management

Liquidity risk is the risk that we would be unable to honour daily cash outflow commitments or the risk that we would have to obtain funds rapidly, possibly at an excessively high premium during severe market conditions. Liquidity risk arises from two sources: mismatched cash flows related to assets and liabilities and liquidity risk due to the inability to sell marketable securities in a timely and cost effective manner.

Our treasury department is responsible for our liquidity management and the Market Risk team is responsible for monitoring compliance with our policies and procedures. Pursuant to our risk management policies, we must maintain sufficient liquidity to meet a prescribed minimum level, based on forecasted cash requirements. In 2018, the liquidity policy will increase the period required to be covered from a minimum of two weeks to a minimum of one month.

Within the overall policy framework, we manage our liquidity risk both within the overall policy limits and also within supplemental limits. The Market Risk team measures our position on a daily basis and provides a monthly report to senior management on our actual liquidity position against this minimum limit, as well as a quarterly report to the Risk Management Committee of the Board.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

We maintain liquidity through a variety of methods:

ñ

Cash and Marketable Securities: We hold cash and marketable securities to ensure that sufficient liquidity is available if required to meet forecasted cash requirements. During 2017, the average balance of cash and marketable securities was $6,983 million.

ñ

Access to Commercial Paper Markets: In the course of our normal activities, our commercial paper programs provide us with the necessary liquidity to meet our cash requirements on a daily basis. During 2017, the average balance of commercial paper was $6,805 million.

Investment Risk

The Investment Policy defines the marketable securities investments that we may undertake in the market place by instrument type. The investment of corporate cash holdings is governed by Section 10(1.1) (h) of the Export Development Act, Section 128 of the Financial Administration Act, and the Corporation’s Investment Authorities approved by the Minister of Finance.

Debt Funding

The Export Development Act places limitations on our borrowings. The Act allows us to borrow and have outstanding borrowings up to a maximum of 15 times the aggregate of (a) our current paid-in capital and (b) our retained earnings determined in accordance with the previous year’s audited financial statements.

The Minister of Finance, pursuant to the requirements of the Financial Administration Act, annually approves the borrowings of the Corporation. The Debt Funding Policy is monitored on a monthly basis and reported to management and the Board on a quarterly basis.

Contractual Obligations

In the normal course of business, we enter into contracts that give rise to commitments of future minimum payments.

We have two types of loan commitments. The first type is undisbursed amounts on signed loan agreements. The second type represents commitments we entered into, for which terms related to the transaction such as interest rate type and disbursement schedule have not yet been determined. This category includes letters of offer accepted and outstanding for loans as well as unallocated confirmed lines of credit (LOC).

Purchase obligations include those obligations that are legally binding agreements whereby we have agreed to purchase products or services with specific minimum quantities defined as fixed, minimum or variable in price over a specified period of time.

The following table provides a summary of our future payments on contractual commitments:

(in millions of Canadian dollars)	Under 1 year	1 to 3 years	Over 3 to 5 years	Over 5 years	2017 Total	2016 Total

Long-term debt	11,825	19,934	9,725	585	42,069	41,141
Short-term debt	6,381	–	–	–	6,381	9,194
Other long-term payable	8	16	14	–	38	49
Undisbursed loan commitments	20,784	–	–	–	20,784	19,147
Undisbursed investment commitments	785	–	–	–	785	914
Letters of offer accepted and outstanding	3,756	–	–	–	3,756	2,523
Unallocated confirmed LOC	112	–	–	–	112	181
Leases	28	59	63	235	385	389
Purchase obligations	70	24	7	–	101	87
Total	$ 43,749	$ 20,033	$ 9,809	$ 820	$ 74,411	$ 73,625

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OPERATIONAL RISK MANAGEMENT

Operational risk is the risk of loss or harm resulting from inadequate or failed internal processes, people and systems, or from external events.

We divide operational risk into five broad categories:

ñ	People: attracting, retaining, developing and deploying people with the necessary skill-sets and behaviours and ensuring an appropriate corporate culture.

ñ	Innovation and Transformation: assuring capacity to innovate and evolve.

ñ	Information Management and Technology: managing information and technology to enable and conduct business.

ñ	Governance, Legal and Compliance: operating responsibly, protecting EDC’s rights and interests, and ensuring compliance.

ñ	Security and Protection: protecting EDC’s people and assets and ensuring business continuity.

Exposure to operational risk could affect EDC’s ability to meet objectives and execute on our Corporate Plan by way of lost opportunity, business interruption and/or damage to our reputation.

EDC has policies addressing specific operational risks. Pursuant to the ERM Transformation program, we have identified the need to both develop additional policies and to revise others. This is being done in part to ensure adherence to sound practice, and in part to embed the 3LD governance structure into all of our processes and activities.

EDC has identified a list of key operational risks inherent to our business, including data integrity, information security and internal and external fraud. We have assessed and continue to assess our exposure to these risks. This is done through a number of means including the biennial employee engagement survey and a periodic ERM Survey. The employee engagement survey provides us with a mechanism to gather employee input on conditions that enable or inhibit key drivers of performance and the results serve to drive action plans in order to build on our strengths and support corporate values. The annual ERM survey allows us to analyze all risks to which EDC is exposed and facilitates the escalation of concerns to Executive Management and the Board, and consideration of mitigating action, as appropriate.

We also maintain a practical and disciplined approach to acquiring appropriate insurance coverage. Further, we deploy certain governance frameworks and conventions such as our Business Continuity Plan.

Finally, Internal Audit’s independent review provides additional assurance that operational risks are appropriately managed.

STRATEGIC RISK MANAGEMENT

We define strategic risk as the risk of loss or harm arising from pursuit of an inappropriate strategy, poor execution of strategy and/or failure to respond well to changes in the external environment.

We divide strategic risk into two categories:

ñ	External Environment: systematically identifying and assessing external risks and opportunities.

ñ	Planning: formulating, communicating, executing and evaluating corporate direction and objectives.

EDC is diligent in attuning itself to the external environment through the work of specialized groups such as our Economic and Political Intelligence Centre, Corporate Research Department, and our Corporate Strategy team. As well, the annual customer survey that drives our net promoter score and our proactive business development practice affords us critical insights into customer needs. The insight gained from these surveillance activities is incorporated into our strategic and operational planning exercises.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Critical Accounting Policies and Estimates

A summary of our significant accounting policies can be found in Note 2 of our 2017 consolidated financial statements. Judgment is required in the selection of accounting policies and their application requires the use of estimates and assumptions to arrive at the reported carrying values of our assets and liabilities. We have established procedures to ensure that accounting policies are applied consistently and that the process for making changes to methodologies and assumptions is well controlled and occurs in an appropriate and systematic manner. Areas where significant estimates are used include the allowance for losses on loans, loan commitments and loan guarantees; assets held-for-sale; recoverable insurance claims; premium and claims liabilities; retirement benefit obligations; and the fair value of financial instruments. Management exercises judgment in the allowance for losses on loans, loan commitments and loan guarantees; premium and claims liabilities; the fair value of financial instruments; structured entities and retirement benefit obligations. For details on our use of estimates and key judgments refer to page 90 of this annual report.

Change in Accounting Standards

In 2017, we adopted Disclosure Initiative amendments related to presentation of financial statements effective as of January 1, 2017 as issued by the International Accounting Standards Board (IASB). These amendments are discussed in Note 2 of our 2017 consolidated financial statements.

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments (IFRS 9), which is to be applied retrospectively for reporting periods beginning on or after January 1, 2018 and replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 includes requirements for classification and measurement of financial assets and liabilities, impairment of financial assets and hedge accounting. As we early adopted the classification and measurement requirements of IFRS 9 upon transition to IFRS in 2011 and do not apply hedge accounting to our derivatives, we will only be implementing the impairment requirements by January 1, 2018.

IFRS 9 does not require restatement of comparative period financial statements except in limited circumstances relating to the hedge accounting provisions of the standard. We have made the decision not to restate comparative figures on transition and will recognize measurement differences through an adjustment to opening retained earnings. From our current estimates, we expect the adoption of the impairment requirements of IFRS 9 to result in an increase to retained earnings as at January 1, 2018 of approximately $400 million. We continue to refine certain elements and controls of our impairment process ahead of March 31, 2018 reporting.

The following describes the more complex requirements of the standard.

Measurement of Expected Credit Losses

The expected credit loss (ECL) model introduced in this standard must be forward looking and requires the use of reasonable and supportable forecasts of future economic conditions as at the reporting date. Entities are not expected to consider every possible scenario, however the scenarios considered should reflect a representative sample of possible outcomes. The scenarios are not to be biased towards extremes, should reflect consistency among variables and consider key drivers of ECLs.

The ECL model is a function of the probability of default (PD), loss given default (LGD), and exposure at default (EAD) of a specific obligor or group of obligors with like characteristics, discounted to the reporting date using the effective interest rate, or an approximation thereof. We are leveraging our existing regulatory capital models and have made adjustments, where appropriate, to these risk inputs to satisfy the requirements of IFRS 9. Per the guidance of IFRS 9, expected credit losses are measured based on the stage assignment of the financial instrument.

Stage 1: Where there has not been a significant increase in credit risk since origination, the allowance recorded is based on 12-month ECLs.

Stage 2: Where there has been a significant increase in credit risk since origination, the allowance recorded is based on lifetime ECLs.

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Stage 3: Where a financial asset is considered impaired, the allowance recorded is based on lifetime ECLs and interest revenue is calculated based on the carrying amount of the asset, net of the loss allowance, rather than on its gross carrying amount.

Assets can move in both directions through the stages of the impairment model. If credit quality improves for an instrument in a subsequent period such that the increase in credit risk since initial recognition is no longer considered significant, the loss allowance shall revert back to being recognized based on 12-month ECLs.

Due to the incorporation of forward-looking information and the movement between 12-month and lifetime ECLs, the allowance for losses on loans, loan commitments and loan guarantees is expected to be more volatile under IFRS 9.

Significant Increase in Credit Risk

The assessment of significant increase in credit risk is a significant judgment area under IFRS 9. Our staging determination will be performed on at least a quarterly basis and will consider the following factors:

ñ	A threshold based on a relative change in the risk of default for the remaining expected life of the instrument relative to the corresponding risk of default at origination.

ñ	Qualitative information available as at the reporting date.

ñ

IFRS 9 contains a rebuttable presumption that exposures which are 30 days past due have had a significant increase in credit risk. We will not rebut this presumption, meaning that exposures which are 30 days past due will be placed in stage 2.

The determination of credit impairment for loans, loan commitments and loan guarantees under IFRS 9 will be similar to the individual assessment under IAS 39.

Forward-Looking Information

The expected credit loss calculation along with the stage assignment must consider reasonable and supportable information about past events, current conditions and forecasts of future economic events. Forward-looking information is an area which will require significant judgment.

Our calculation of ECLs will be a discounted, probability-weighted assessment considering a minimum of three future macro-economic scenarios. The scenarios will be proposed by our internal economics group and will be approved by senior management from Finance, Risk Management and Economics. The scenarios will be reviewed quarterly for ongoing relevance or more frequently if conditions warrant.

The macro-economic variables considered in the determination of the scenarios include, but are not limited to, gross domestic product, commodity prices, equity indices, bond yields and unemployment rates.

Definition of Default and Write-Off

The definition of default used in the measurement of expected credit losses and the assessment to determine movement between stages will be consistent with the definition of default used for internal credit risk management purposes. While IFRS 9 does not specify a definition of default, it contains a rebuttable presumption relating to exposures that are 90 days past due. We will not rebut this presumption meaning that exposures that are 90 days or more past due will be placed in stage 3. Our policy on the write-off of financial instruments will remain unchanged under IFRS 9.

Project Governance

An enterprise-wide project commenced in fiscal 2015 to ensure timely compliance with the impairment requirements of IFRS 9. An Executive Steering Committee consisting of senior representatives from Finance and Technology, Risk Management, and Economics was formed to oversee the execution of the project. A number of cross-functional working groups were established to work through the complexities of the standard, with decisions presented to the Executive Steering Committee for approval. Over the course of the project, regular updates were provided to the Audit Committee to ensure appropriate escalation of key risks and mitigating actions.

IFRS 7 Financial Instruments: Disclosures

In July 2014, the IASB issued amendments to the standard requiring entities to provide additional qualitative and quantitative disclosure when an entity applies IFRS 9. As EDC implemented IFRS 7 amendments related to classification and measurement in 2011, only amendments related to impairment disclosures are required. The amendments are effective for reporting periods beginning on or after January 1, 2018.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

IFRS 16 Leases

In January 2016, the IASB released the new Leases standard requiring lessees to recognize assets and liabilities for the rights and obligations created by leases. The standard is expected to have a minimal impact on EDC’s financial statements and is effective for reporting periods beginning on or after January 1, 2019.

IFRS 17 Insurance Contracts

In May 2017, the IASB issued IFRS 17 which establishes recognition, measurement, presentation, and disclosure requirements of insurance contracts. The standard ensures entities provide relevant information that faithfully represents those contracts. We are currently assessing the impact of this standard, which is effective for reporting periods beginning on or after January 1, 2021.

Non-IFRS Performance Measures

We use a number of financial measures to assess our performance. Some of these measures are not calculated in accordance with IFRS, and do not have standardized meanings under IFRS that would ensure consistency and comparability between companies using these measures. The following non-IFRS performance measures are referenced in this report:

Productivity Ratio (PR)

Management uses PR as a measure of EDC’s efficiency. This ratio represents administrative expenses expressed as a percentage of net revenue excluding unrealized gains and losses as well as the impact due to fluctuations in the exchange rate from the rate projected in the Corporate Plan. As pension costs can fluctuate from year to year based on assumptions used to value the pension liability, the productivity ratio is calculated based on the pension assumptions in the Corporate Plan, with the intent of absorbing any changes in the following year.

Capital Adequacy

Capital adequacy is a measurement of the amount of capital required to cover the credit, market, operational, pension and business/strategic risks we have undertaken compared to the existing capital base. See the “Capital Management” section for details on the definition and calculation of capital adequacy.

Claims Ratio

The claims ratio expresses net claims incurred as a percentage of net written premium. Net claims incurred include claims paid net of estimated recoveries and changes in actuarial liabilities. This ratio, as shown below, only includes credit insurance activities.

Reinsurance ceded reflects various partnerships we have with private insurers and reinsurers in offering and managing insurance capacity.

Net claims incurred includes claims paid net of recoveries and estimated recoveries of $153 million (2016 – $54 million) and an increase in actuarial liabilities of $17 million (2016 – $31 million increase).

The increase in the claims ratio is mainly due to insolvency claims paid in the second half of 2017 related to buyers in the U.S. retail sector, as previously discussed.

(in millions of Canadian dollars)	2017	2016
Premiums earned	109	106
Reinsurance ceded	(6)	(7)
Net written premium	$ 103	$ 99
Net claims incurred	$ 170	$ 85
Claims ratio	165%	86%

EDC manages its loss experience using a 7-year claims ratio for the credit insurance product group. In 2017, the ratio was 69% (2016 – 40%), exceeding our established target of 50%. This was due to the above-mentioned insolvencies in the U.S. retail sector.

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Supplemental Information

Table 1: Loan Interest Yield

(in millions of Canadian dollars)	2017	2016	2015	2014	2013
Gross loans receivable:
Average performing floating rate	39,771	42,031	36,951	29,696	23,801
Average performing fixed rate	12,560	11,309	10,468	8,897	8,198
Total average performing gross loans receivable	52,331	53,340	47,419	38,593	31,999
Average carrying value on impaired loans	423	485	267	239	584
Total average income earning loan assets	$ 52,754	$ 53,825	$ 47,686	$ 38,832	$ 32,583
Loan revenue:
Performing floating rate interest	1,259	1,114	840	663	579
Performing fixed rate interest	453	417	420	394	394
Other loan revenue	203	189	215	182	201
Loan revenue	$ 1,915	$ 1,720	$ 1,475	$ 1,239	$ 1,174
Yields – performing loans:
Performing floating rate coupon	3.17%	2.65%	2.27%	2.23%	2.43%
Performing fixed rate coupon	3.61%	3.69%	4.01%	4.43%	4.81%
Total performing loan coupon yield	3.27%	2.87%	2.66%	2.74%	3.04%
Total loan effective yield	3.63%	3.20%	3.09%	3.19%	3.60%
Table 2: Net Finance Margin
(in millions of Canadian dollars)	2017	2016	2015	2014	2013
Average performing loans receivable	52,331	53,340	47,419	38,593	31,999
Average carrying value on impaired loans	423	485	267	239	584
Average finance lease assets - aircraft	–	10	66	70	77
Average operating lease assets	–	–	–	349	508
Average marketable securities balance	6,850	6,693	6,311	5,047	4,000
Average investment portfolio balance	1,069	903	787	599	492
Total average income earning assets	$ 60,673	$ 61,431	$ 54,850	$ 44,897	$ 37,660
Financing and investment revenue:
Loan	1,915	1,720	1,475	1,239	1,174
Finance lease	–	1	5	5	6
Operating lease	–	–	–	50	55
Marketable securities	93	73	60	45	32
Investment	9	9	8	6	8
Total financing and investment revenue	2,017	1,803	1,548	1,345	1,275
Interest expense	715	450	183	70	30
Leasing and financing related expenses	45	37	28	48	49
Net financing and investment income	$ 1,257	$ 1,316	$ 1,337	$ 1,227	$ 1,196
Net finance margin	2.07%	2.14%	2.44%	2.73%	3.18%

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Table 3: Insurance Premiums and Guarantee Fees

(in millions of Canadian dollars)	2017	2016	2015	2014	2013
Credit insurance product group:
Credit insurance business facilitated	55,827	55,724	60,175	56,020	56,224
Premiums and fees earned prior to ceding reinsurance	112	108	110	105	110
Average credit insurance premium rate	0.20%	0.19%	0.18%	0.19%	0.20%
Financial institutions insurance product group:
Financial institutions insurance business facilitated	8,205	7,421	7,666	11,415	10,630
Premiums and fees earned prior to ceding reinsurance	18	21	19	25	21
Average financial institutions insurance premium rate	0.22%	0.28%	0.25%	0.22%	0.20%
Contract insurance and bonding product group:
Contract insurance and bonding average exposure	8,113	7,982	8,728	8,219	8,309
Premiums and fees earned	67	62	55	52	50
Average contract insurance and bonding premium rate	0.83%	0.78%	0.63%	0.63%	0.60%
Political risk insurance product group:
Political risk insurance average exposure	1,154	1,328	1,610	1,676	1,602
Premiums and fees earned	10	9	18	20	19
Average political risk insurance premium rate	0.84%	0.71%	1.12%	1.19%	1.19%
Loan guarantees:
Loan guarantees average exposure	2,565	2,395	2,148	2,068	2,081
Loan guarantee fees earned	43	40	41	36	36
Average loan guarantee fee rate	1.68%	1.67%	1.91%	1.74%	1.73%

Table 4: Provision for (Reversal of) Credit Losses
(in millions of Canadian dollars)	2017	2016	2015	2014	2013
Provision for (reversal of) credit losses on:
Loans	(90)	(4)	381	(15)	43
Loan commitments	(61)	(30)	61	(6)	(14)
Loan guarantees	32	3	(5)	(18)	1
Total provision for (reversal of) credit losses	$ (119)	$ (31)	$ 437	$ (39)	$ 30

                76    EDC 2017 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

Table 5: Concentration of Exposure by Geographical Market

	Financing portfolio		Insurance portfolio								Marketable securities and derivative
(in millions of	Financing	Commitments and	Credit	Financial institutions	Contract insurance and bonding				Political risk	Reinsurance
Canadian dollars)	assets(1)	guarantees(2)	insurance	insurance	Policies		Guarantees		insurance(3)	ceded	instruments(4)	2017 Exposure
Country												$	%
United States	9,617	8,540	4,781	346	32		5		–	–	6,813	30,134	27
Canada	5,128	7,260	219	200	310	(5)	7,740	(6)	–	–	803	21,660	19
United Kingdom	5,324	1,804	283	105	13		–		–	–	162	7,691	7
Mexico	2,080	1,852	273	–	1		–		175	–	–	4,381	4
India	3,586	292	162	199	–		–		7	–	–	4,246	4
Australia	2,860	508	145	–	–		–		4	–	149	3,666	3
Chile	2,247	819	36	157	1		–		73	–	–	3,333	3
Brazil	2,183	343	540	49	96		–		104	–	–	3,315	3
China	1,681	249	413	164	2		–		283	–	–	2,792	3
Saudi Arabia	2,017	659	58	2	–		–		–	–	–	2,736	2
Other(7)	15,600	5,745	2,384	2,170	60		37		1,802	–	602	28,400	25
	52,323	28,071	9,294	3,392	515		7,782		2,448	–	8,529	112,354	100
Country limits in excess of policy limits(3)	–	–	–	–	–		–		(1,533)	–	–	(1,533)	–
Reinsurance ceded(8)	–	–	–	–	–		–		–	(250)	–	(250)	–
Total	$ 52,323	$ 28,071	$ 9,294	$ 3,392	$ 515		$ 7,782		$ 915	$ (250)	$ 8,529	$ 110,571	100

	Financing portfolio		Insurance portfolio								Marketable securities and derivative
(in millions of	Financing	Commitments and	Credit	Financial institutions	Contract insurance and bonding				Political risk	Reinsurance
Canadian dollars)	assets(1)	guarantees(2)	insurance	insurance	Policies		Guarantees		insurance(3)	ceded	instruments(4)	2016 Exposure(9)
Country												$	%
United States	13,214	8,610	4,789	233	39		11		–	–	5,427	32,323	28
Canada	4,829	7,028	240	–	472	(5)	7,446	(6)	–	–	1,469	21,484	18
United Kingdom	3,922	1,359	293	–	–		–		–	–	229	5,803	5
Brazil	3,463	467	742	367	103		–		92	–	–	5,234	4
Mexico	1,984	1,845	268	8	5		–		106	–	–	4,216	4
Australia	3,363	297	277	–	–		–		4	–	163	4,104	4
China	2,710	156	322	213	4		–		310	–	–	3,715	3
India	1,779	432	156	107	4		–		8	–	–	2,486	2
Chile	1,989	409	32	97	1		–		182	–	–	2,710	2
Saudi Arabia	2,290	36	45	1	1		–		2	–	–	2,375	2
Other(7)	16,837	4,681	2,316	2,874	43		42		5,107	–	425	32,325	28
	56,380	25,320	9,480	3,900	672		7,499		5,811	–	7,713	116,775	100
Country limits in excess of policy limits(3)	–	–	–	–	–		–		(4,419)	–	–	(4,419)	–
Reinsurance ceded(8)	–	–	–	–	–		–		–	(250)	–	(250)	–
Total	$ 56,380	$ 25,320	$ 9,480	$ 3,900	$ 672		$ 7,499		$ 1,392	$ (250)	$ 7,713	$ 112,106	100

(1)	Includes gross loans receivable, investments and the impact of risk transfer transactions.
(2)

Includes undisbursed loan commitments, accepted and outstanding letters of offer, loan guarantees, investment commitments, unallocated confirmed lines of credit and the impact of risk transfer transactions.

(3)	Includes the sum of individual country exposures and thus exceeds the maximum liability of $915 million (2016 – $1,392 million) for all the policies in the political risk insurance product group.
(4)	Includes cash. Exposure does not take into consideration any collateral or the effect of any master netting agreements with derivative counterparties.
(5)

Includes $302 million of surety bond insurance, where the risk rests with the Canadian exporter (2016 – $467 million). A total of 42% of the exports insured under surety bond products are to the United States (2016 – 49%). The balance represents exports to other countries.

(6)

Includes $7,419 million in performance security guarantees, where the risk rests with the Canadian exporter (2016 – $7,150 million). A total of 53% of the exports insured under performance security products are to the United States (2016 – 58%). The balance represents exports to other countries.

(7)	Includes 190 countries (2016 – 185) with total exposure ranging from $0.001 million to $2,196 million (2016 – $0.001 million to $1,994 million).
(8)	Represents treaty reinsurance agreements covering most bonding obligors and the short-term export credit insurance portfolio, including most foreign bank exposures.
(9)	Prior period has been reclassified to reflect current period presentation.

EDC 2017 Annual Report    77

MANAGEMENT’S DISCUSSION AND ANALYSIS

Table 6: Concentration of Exposure by Industry

	Financing portfolio		Insurance portfolio						Marketable securities and derivative
(in millions of	Financing	Commitments and	Credit	Financial institutions	Contract insurance and bonding		Political risk	Reinsurance
Canadian dollars)	assets(1)	guarantees(2)	insurance	insurance	Policies	Guarantees	insurance	ceded	instruments(3)	2017 Exposure
Industry										$	%
Commercial:
Oil and gas	7,348	8,249	577	–	32	624	81	–	–	16,911	15
Financial institutions	6,045	1,332	137	3,392	50	2,786	247	–	1,679	15,668	14
Aerospace	12,034	2,287	630	–	27	288	40	–	–	15,306	14
Mining	6,488	2,678	2,146	–	4	1,393	20	–	–	12,729	11
Infrastructure and environment	4,862	3,304	787	–	180	1,559	401	–	–	11,093	10
Surface transportation	5,064	3,964	1,093	–	186	419	68	–	–	10,794	10
Information and communication technologies	5,866	2,674	739	–	23	238	35	–	–	9,575	9
Light manufacturing	2,142	1,735	1,492	–	9	214	23	–	–	5,615	5
Resources	1,190	1,354	1,693	–	4	261	–	–	–	4,502	4
Total commercial	51,039	27,577	9,294	3,392	515	7,782	915	–	1,679	102,193	92
Sovereign	1,284	494	–	–	–	–	–	–	6,850	8,628	8
	52,323	28,071	9,294	3,392	515	7,782	915	–	8,529	110,821	100
Reinsurance ceded(4)	–	–	–	–	–	–	–	(250)	–	(250)	–
Total	$ 52,323	$ 28,071	$ 9,294	$ 3,392	$ 515	$ 7,782	$ 915	$ (250)	$ 8,529	$ 110,571	100

	Financing portfolio(5)		Insurance portfolio						Marketable securities and derivative
(in millions of	Financing	Commitments and	Credit	Financial institutions	Contract insurance and bonding		Political risk	Reinsurance
Canadian dollars)	assets(1)	guarantees(2)	insurance	insurance	Policies	Guarantees	insurance	ceded	instruments(3)	2016 Exposure(5)
Industry										$	%
Commercial:
Financial institutions	6,680	1,033	177	3,900	110	3,207	237	–	2,282	17,626	16
Aerospace	13,760	2,698	615	–	29	236	79	–	–	17,417	16
Oil and gas	8,811	6,851	565	–	13	581	383	–	–	17,204	15
Mining	7,729	2,377	2,216	–	6	1,020	137	–	–	13,485	12
Surface transportation	5,005	3,667	1,045	–	252	353	56	–	44	10,422	9
Infrastructure and environment	4,004	2,991	981	–	199	1,367	430	–	–	9,972	9
Information and communication technologies	5,920	2,310	659	–	50	235	39	–	–	9,213	8
Light manufacturing	1,823	2,285	1,570	–	10	220	21	–	–	5,929	5
Resources	1,184	747	1,652	–	3	280	10	–	–	3,876	4
Total commercial	54,916	24,959	9,480	3,900	672	7,499	1,392	–	2,326	105,144	94
Sovereign	1,464	361	–	–	-	-	-	–	5,387	7,212	6
	56,380	25,320	9,480	3,900	672	7,499	1,392	–	7,713	112,356	100
Reinsurance ceded(4)	–	–	–	–	-	-	-	(250)	–	(250)	–
Total	$ 56,380	$ 25,320	$ 9,480	$ 3,900	$ 672	$ 7,499	$ 1,392	$ (250)	$ 7,713	$ 112,106	100

(1)	Includes gross loans receivable, investments and the impact of risk transfer transactions.
(2)

Includes undisbursed loan commitments, accepted and outstanding letters of offer, loan guarantees, investment commitments, unallocated confirmed lines of credit and the impact of risk transfer transactions.

(3)	Includes cash. Exposure does not take into consideration any collateral or the effect of any master netting agreements with derivative counterparties.
(4)	Represents treaty reinsurance agreements covering most bonding obligors and the short-term export credit insurance portfolio, including most foreign bank exposures.
(5)	Prior period has been reclassified to reflect current period presentation.

78    EDC 2017 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

Table 7: Individually Impaired Gross Loans Receivable

(in millions of Canadian dollars)	2017	2016

Commercial
Mining	329	315
Information and communication technologies	196	209
Infrastructure and environment	103	95
Aerospace	102	215
Resources	89	94
Oil and gas	50	71
Light manufacturing	36	22
Surface transportation	1	8
Total commercial	906	1,029
Sovereign
Iran	8	8
Venezuela	1	–
Total sovereign	9	8
Total impaired gross loans receivable	$ 915	$ 1,037

Table 8:	Collective Allowance for Losses on Loans, Loan Commitments and Loan Guarantees

(in millions of Canadian dollars)			2017			2016(1)
Industry of risk	Exposure	Collective allowance	Collective allowance as a percentage of exposure	Exposure	Collective allowance	Collective allowance as a percentage of exposure

Commercial:
Aerospace(2)	14,255	334	2.3	16,287	305	1.9
Oil and gas	15,504	155	1.0	15,554	243	1.6
Mining	8,830	126	1.4	9,786	229	2.3
Infrastructure and environment	7,524	104	1.4	6,315	87	1.4
Information and communication technologies	7,752	60	0.8	7,462	105	1.4
Light manufacturing	3,165	58	1.8	3,386	87	2.6
Surface transportation	9,013	31	0.3	8,663	43	0.5
Financial institutions	7,376	29	0.4	7,713	24	0.3
Resources	2,346	16	0.7	1,762	34	1.9
Total commercial	75,765	913	1.2	76,928	1,157	1.5
Sovereign	1,769	18	1.0	1,817	39	2.1
Total	$ 77,534	$ 931	1.2	$ 78,745	$ 1,196	1.5

(1)	Prior period has been reclassified to reflect current period presentation.
(2)	Includes other assets exposure of $36 million (2016 - $45 million) and allowance on other assets of $4 million (2016 - $5 million).

EDC 2017 Annual Report    79

MANAGEMENT’S DISCUSSION AND ANALYSIS

Table 9: Investments

	Investments	Undisbursed
(in millions of Canadian dollars)	financing	commitments	2017 Exposure		2016 Exposure
Gross exposure			$	%	$	%
Domestic market	554	387	941	49	923	48
Other advanced economies	43	48	91	5	92	5
Emerging markets	527	350	877	46	904	47
Total	$ 1,124	$ 785	$ 1,909	100	$ 1,919	100

Table 10: Claims – Size Concentration
(in millions of Canadian dollars)				2017				2016
				Number of				Number of
	$ of	Number of	$ of claims	claims with	$ of	Number of	$ of claims	claims with
	claims paid	claims paid	recoveries	recoveries	claims paid	claims paid	recoveries	recoveries
$ 0 - $100,000	12	567	3	242	11	557	3	253
$100,001 - $1 million	35	107	8	28	33	121	9	31
Over $1 million	154	25	33	11	66	18	11	3
Total	$ 201	699	$ 44	281	$ 110	696	$ 23	287

80    EDC 2017 Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

82 **Financial Reporting Responsibility**
83 **Independent Auditor's Report**
84 **Consolidated Statement of Financial Position**
85 **Consolidated Statement of Comprehensive Income**
86 **Consolidated Statement of Changes In Equity**
87 **Consolidated Statement of Cash Flows**
88 **Notes to the Consolidated Financial Statements**

88	1.	Corporate Mandate
89	2.	Summary of Significant Accounting Policies
98	3.	Marketable Securities
99	4.	Loans Receivable
101	5.	Individually Impaired Gross Loans Receivable
102	6.	Allowance for Losses on Loans, Loan Commitments and Loan Guarantees
103	7.	Investments at Fair Value Through Profit or Loss
103	8.	Assets Held-for-Sale
104	9.	Recoverable Insurance Claims
104	10.	Other Assets
105	11.	Property, Plant and Equipment
105	12.	Intangible Assets
106	13.	Building under Finance Lease
106	14.	Accounts Payable and Other Credits
107	15.	Debt Instruments
108	16.	Derivative Instruments
110	17.	Debt Instrument Maturities
111	18.	Premium and Claims Liabilities
112	19.	Financing Commitments
113	20.	Contingent Liabilities
114	21.	Insurance Risks
120	22.	Equity
120	23.	Capital Management
121	24.	Interest Rate Risk
123	25.	Foreign Currency Balances
124	26.	Fair Value of Financial Instruments
128	27.	Financial Instrument Risks
130	28.	Structured Entities
131	29.	Loan Revenue
132	30.	Interest Expense
132	31.	Financing Related Expenses
132	32.	Net Insurance Premiums and Guarantee Fees
132	33.	Reversal of Provision for Credit Losses
133	34.	Claims-Related Expenses
133	35.	Other (Income) Expenses
133	36.	Administrative Expenses
134	37.	Retirement Benefit Plans
140	38.	Related Party Transactions
140	39.	Canada Account Transactions
141	40.	Reclassification of Consolidated Statement of Cash Flows

CONSOLIDATED FINANCIAL STATEMENTS

FINANCIAL REPORTING RESPONSIBILITY Ken Kember Senior Vice-President and Chief Financial Officer

The consolidated financial statements contained in this Annual Report have been prepared by management in accordance with International Financial Reporting Standards appropriate in the circumstances. The integrity and objectivity of the data in these consolidated financial statements are management’s responsibility. It is necessary for management to make assumptions, estimates and judgments based on information available as at the date of the financial statements. Areas where management has made significant estimates, assumptions and judgments include the allowance for losses on loans, loan commitments and loan guarantees, assets held-for-sale, recoverable insurance claims, premium and claims liabilities, financial instruments measured at fair value, retirement benefit obligations and the determination of the control of structured entities. Management is also responsible for all other information in the Annual Report and for ensuring that this information is consistent, where appropriate, with the information and data contained in the consolidated financial statements.

In support of its responsibility, management maintains financial, management control and information systems and management practices to provide reasonable assurance that the financial information is reliable, that the assets are safeguarded and that the operations are carried out effectively. We have an internal audit department whose functions include reviewing internal controls and their application, on an ongoing basis.

The Board of Directors is responsible for the management of our business and activities. In particular, it is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control and exercises this responsibility through the Audit Committee of the Board, which is composed of Directors who are not employees of EDC. The Audit Committee meets with management, the internal auditors and the Auditor General of Canada on a regular basis.

Contracts which, in our opinion, involve risks in excess of that which we would normally undertake, may be entered into under the authority of the Minister of International Trade and the Minister of Finance where the Minister of International Trade considers them to be in the national interest. Funds required for such contracts are paid to EDC by the Minister of Finance out of the Consolidated Revenue Fund, and funds recovered are remitted to the Consolidated Revenue Fund, net of amounts withheld to cover related administrative expenses. These transactions, which are known as Canada Account transactions, are shown in Note 39 to our consolidated financial statements, and the responsibility of the Board of Directors for these transactions is limited to the management of the administration thereof by EDC.

The Auditor General of Canada conducts an independent audit, in accordance with Canadian generally accepted auditing standards, and expresses his opinion on the consolidated financial statements. His report is presented on the following page.

Benoit Daignault	Ken Kember
President and Chief Executive Officer	Senior Vice-President and Chief Financial Officer

March 2, 2018

82    EDC 2017 Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITOR’S

REPORT

To the Minister of International Trade

Report on the Consolidated Financial Statements

I have audited the accompanying consolidated financial statements of Export Development Canada, which comprise the consolidated statement of financial position as at December 31, 2017, and the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

My responsibility is to express an opinion on these consolidated financial statements based on my audit. I conducted my audit in accordance with Canadian generally accepted auditing standards. Those standards require that I comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Export Development Canada as at December 31, 2017, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Report on Other Legal and Regulatory Requirements

As required by the Financial Administration Act, I report that, in my opinion, the accounting principles in International Financial Reporting Standards have been applied on a basis consistent with that of the preceding year.

Further, in my opinion, the transactions of Export Development Canada and its wholly-owned subsidiaries that have come to my notice during my audit of the consolidated financial statements have, in all significant respects, been in accordance with Part X of the Financial Administration Act and regulations, the Export Development Act and regulations, the by-laws of Export Development Canada, the charters and by-laws of its wholly-owned subsidiaries, and the directives issued pursuant to section 89 of the Financial Administration Act described in Note 1 to the consolidated financial statements.

Mary Katie Kerrigan, CPA, CA

Principal

for the Auditor General of Canada

March 2, 2018

Ottawa, Canada

EDC 2017 Annual Report    83

CONSOLIDATED FINANCIAL STATEMENTS

EXPORT DEVELOPMENT CANADA

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at December 31

(in millions of Canadian dollars)	Notes	2017	2016

Assets

Cash		157	330

Marketable securities	3	8,057	7,059

Derivative instruments	16	315	324

Assets held-for-sale	8	34	42

Loans receivable	4, 5	51,127	55,250

Allowance for losses on loans	6	(1,363)	(1,552)

Investments at fair value through profit or loss	7	1,124	1,005

Recoverable insurance claims	9	65	63

Reinsurers’ share of premium and claims liabilities	18	103	116

Other assets	10	138	156

Retirement benefit assets	37	69	43

Property, plant and equipment	11	54	55

Intangible assets	12	106	92

Building under finance lease	13	134	141

Total Assets		$ 60,120	$ 63,124

Liabilities and Equity

Accounts payable and other credits	14	123	142

Loans payable	15	47,114	49,101

Derivative instruments	16	1,690	2,819

Obligation under finance lease	13	154	158

Retirement benefit obligations	37	185	240

Allowance for losses on loan commitments	6	14	78

Premium and claims liabilities	18	608	656

Loan guarantees	6, 20	192	167
Total Liabilities		50,080	53,361

Financing commitments (Note 19) and contingent liabilities (Note 20)

Share capital	22	1,333	1,333

Retained earnings		8,707	8,430
Total Equity		10,040	9,763

Total Liabilities and Equity		$ 60,120	$ 63,124

The accompanying notes are an integral part of these consolidated financial statements.

These financial statements were approved for issuance by the Board of Directors on March 2, 2018.

Herbert M. Clarke	Benoit Daignault
Director	Director

84    EDC 2017 Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

EXPORT DEVELOPMENT CANADA

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended December 31

(in millions of Canadian dollars)	Notes	2017	2016

Financing and Investment Revenue:

Loan	29	1,915	1,720

Finance lease		–	1

Marketable securities		93	73

Investments		9	9

Total financing and investment revenue		2,017	1,803

Interest expense	30	715	450

Financing related expenses	31	45	37

Net Financing and Investment Income		1,257	1,316

Loan Guarantee Fees		43	40

Insurance premiums and guarantee fees		239	229

Reinsurance ceded		(39)	(37)
Net Insurance Premiums and Guarantee Fees	32	200	192

Other (Income) Expenses	35	34	76

Administrative Expenses	36	431	385

Income before Provision and Claims-Related Expenses		1,035	1,087

Reversal of Provision for Credit Losses	33	(119)	(31)

Claims-Related Expenses	34	157	46

Net Income		997	1,072

Other comprehensive income:

Retirement benefit plans re-measurement	37	66	26

Comprehensive Income		$ 1,063	$ 1,098

The accompanying notes are an integral part of these consolidated financial statements.

All items presented in other comprehensive income will not be reclassified to net income in subsequent periods.

EDC 2017 Annual Report    85

CONSOLIDATED FINANCIAL STATEMENTS

EXPORT DEVELOPMENT CANADA

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended December 31

(in millions of Canadian dollars)	Notes	2017	2016

Share Capital	22	1,333	1,333

Retained Earnings

Balance beginning of year		8,430	7,832

Net income		997	1,072

Other comprehensive income

Retirement benefit plans re-measurement		66	26

Dividend paid	22	(786)	(500)

Balance end of year		8,707	8,430

Total Equity at End of Year		$ 10,040	$ 9,763

The accompanying notes are an integral part of these consolidated financial statements.

86    EDC 2017 Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

EXPORT DEVELOPMENT CANADA

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended December 31

(in millions of Canadian dollars)	2017	2016

Cash Flows from (used in) Operating Activities

Net income	997	1,072

Adjustments to determine net cash from (used in) operating activities

Reversal of provision for credit losses	(119)	(31)

Actuarial change in the net allowance for claims on insurance	3	(33)

Depreciation and amortization	36	32

Realized (gains) and losses	(7)	16

Changes in operating assets and liabilities

Change in accrued interest and fees on loans receivable	(67)	(158)

Change in accrued interest and fair value of marketable securities	33	33

Change in accrued interest and fair value of loans payable	(79)	(58)

Change in derivative instruments	(283)	(18)

Other	(13)	153

Loan disbursements	(27,743)	(22,709)

Loan repayments and principal recoveries from loan asset sales	29,284	18,713
Net cash from (used in) operating activities	2,042	(2,988)

Cash Flows from (used in) Investing Activities

Disbursements for investments	(270)	(237)

Receipts from investments	141	121

Finance lease repayments	–	4

Purchases of marketable securities	(7,123)	(6,786)

Sales/maturities of marketable securities	5,604	6,731

Purchases of property, plant and equipment	(13)	(9)

Purchases of intangible assets	(33)	(31)

Proceeds on sale of assets held-for-sale	–	4
Net cash used in investing activities	(1,694)	(203)

Cash Flows from (used in) Financing Activities

Issue of long-term loans payable	12,847	13,733

Repayment of long-term loans payable	(10,084)	(9,206)

Issue of short-term loans payable	27,156	36,184

Repayment of short-term loans payable	(29,441)	(36,583)

Disbursements from sale/maturity of derivative instruments	(345)	(548)

Receipts from sale/maturity of derivative instruments	88	–

Dividend paid	(786)	(500)
Net cash from (used in) financing activities	(565)	3,080
Effect of exchange rate changes on cash and cash equivalents	(47)	(64)

Net decrease in cash and cash equivalents	(264)	(175)

Cash and cash equivalents

Beginning of year	1,891	2,066
End of year	$ 1,627	$ 1,891

Cash and cash equivalents are comprised of:

Cash	157	330

Cash equivalents included within marketable securities	1,470	1,561
	$ 1,627	$ 1,891

Operating Cash Flows from Interest

Cash paid for interest	$ 622	$ 386

Cash received for interest	$ 1,798	$ 1,632

The accompanying notes are an integral part of these consolidated financial statements.

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CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Corporate Mandate

Export Development Canada (the “Corporation” or “EDC”) was created in 1944 as Canada’s export credit agency (ECA). On October 1, 1969, EDC was established as a Crown corporation by a statute of the Parliament of Canada, the Export Development Act (the “Act”). EDC’s mandate is to support and develop, directly or indirectly, Canada’s export trade, and Canadian capacity to engage in that trade and respond to international business opportunities, as well as to provide development financing in a manner consistent with Canada’s international development priorities.

The Corporation is named in Part I of Schedule III to the Financial Administration Act (the “FA Act”) and is accountable for its affairs to Parliament through the Minister of International Trade (the “Minister”).

In September 2008, EDC, together with other federal Crown corporations, was given a directive (PC 2008-1598) pursuant to Section 89 of the FA Act, entitled Order giving a direction to parent Crown corporations involved in commercial lending to give due consideration to the personal integrity of those they lend to or provide benefits to, in accordance with the Federal Government’s policy to improve the accountability and integrity of federal institutions. Following its issuance the Corporation implemented the Directive and the President and Chief Executive Officer of EDC notified the Minister in accordance with Subsection 89(6) of the FA Act.

In December 2014, the Governor in Council issued a directive (PC 2014-1381) that requires EDC to implement pension plan reforms. These pension reforms are intended to ensure that pension plans of Crown corporations provide a 50:50 current service cost-sharing ratio between employee and employer for pension contributions, to be phased in for all members by December 31, 2017. EDC has taken action to implement the spirit and intent of these reforms, such as raising the normal age at which an employee can retire with a full pension. We submitted a business case pursuant to an established process to request an exemption from equal cost sharing, given the closure of our Defined Benefit pension plan and introduction of a Defined Contribution pension plan. On February 13, 2017, approval of the business case was granted by way of a new directive (PC 2017-127) which repeals the original pension plan reform directive issued in 2014. The new directive only requires that the normal age of retirement be increased to 65, for which EDC is already in compliance. Also, consistent with the business case and in the spirit of the pension reforms, EDC has implemented higher contribution rates for Defined Benefit employees effective December 24, 2017 for an equitable and more balanced cost-sharing.

In July 2015, the Corporation, together with other federal Crown corporations, was issued a directive (PC 2015-1110) pursuant to Section 89 of the FA Act to align our travel, hospitality, conference and event expenditure policies, guidelines and practices with Treasury Board policies, directives and related instruments on travel, hospitality, conference and event expenditures in a manner that is consistent with our legal obligations and to report on the implementation of this directive in the Corporation’s next Corporate Plan. We have complied with the directive in a way that does not hinder our ability to deliver on our mandate for Canadian companies.

The Government of Canada is the sole shareholder of EDC.

We incorporated Exinvest Inc. as a wholly-owned subsidiary under the Canada Business Corporations Act in 1995.

In May 2017, for the purposes of creating a Canadian Development Finance Institution, the Government of Canada broadened EDC’s mandate and scope of activity to include providing, directly or indirectly, development financing and other forms of development support in a manner that is consistent with Canada’s international development priorities. Development Finance Institute Canada (DFIC) Inc. was incorporated under the Canada Business Corporations Act in September 2017 as a wholly-owned subsidiary of EDC, and operations commenced in January 2018.

Our earnings and those of our subsidiaries are not subject to the requirements of the Income Tax Act.

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CONSOLIDATED FINANCIAL STATEMENTS

We are subject to a limit imposed by the Act on our contingent liability arrangements. The Act specifies that the limit applies to the principal amount owing under all outstanding arrangements which have the effect of providing, to any person, any insurance, reinsurance, indemnity or guarantee. This limit shall at no time exceed the greater of an amount equal to 10 times our authorized capital and $45.0 billion which amount may be varied in an Appropriation Act. At the end of December 2017, the amount of these contingent liabilities was $24.3 billion (2016 – $25.2 billion).

We are for all purposes an agent of Her Majesty in right of Canada. As a result, all obligations under debt instruments we issue are obligations of Canada. The Act allows us to borrow and have outstanding borrowings up to a maximum of 15 times the aggregate of (a) our current paid-in capital and (b) our retained earnings determined in accordance with the previous year’s audited financial statements. The maximum applicable to December 31, 2017 is $146.4 billion (2016 – $137.5 billion), against which borrowings amounted to $47.1 billion (2016 – $49.1 billion).

2.	Summary of Significant Accounting Policies

BASIS OF PRESENTATION

Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS). The Corporation is organized and managed as a single business segment. The significant accounting policies used in the preparation of these consolidated financial statements are summarized on the following pages and conform in all material respects to IFRS.

BASIS OF CONSOLIDATION

Our consolidated financial statements include the assets, liabilities, results of operations and cash flows of our wholly-owned subsidiaries and those structured entities consolidated under IFRS 10 – Consolidated Financial Statements. Intercompany transactions and balances have been eliminated.

APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

(a) New standards, amendments and interpretations

The following amendments issued by the IASB have been assessed as being relevant to EDC. The changes were adopted for the annual period beginning on January 1, 2017.

Disclosure Initiative – Amendments to IAS 7 – Statement of Cash Flows – The amendments require EDC to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities. We have enhanced our disclosures in Notes 15 and 16 to include a reconciliation of our cash flows from financing activities.

(b) Standards, amendments and interpretations not yet in effect

The following standards and amendments issued by the IASB have been assessed as having a possible effect on EDC in the future. EDC is currently assessing the impact of these standards and amendments on its consolidated financial statements:

IFRS 9 – Financial Instruments – In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments, which is applicable for reporting periods beginning on or after January 1, 2018 and replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement. As we early adopted the classification and measurement requirements of IFRS 9 upon transition to IFRS in 2011 and do not apply hedge accounting to our derivatives, we will only be implementing the impairment requirements on January 1, 2018.

IFRS 9 introduces an impairment model based on probability weighted expected credit losses (ECLs) which differs significantly from the incurred loss model under IAS 39. This model requires the recognition of impairment at an amount equal to 12-month ECLs or lifetime ECLs depending on whether there has been a significant increase in credit risk since initial recognition of the financial instrument. On initial recognition, and where there has been no significant increase in credit risk, 12-month ECLs are recognized. Where credit risk has significantly increased since initial recognition, lifetime ECLs are recognized. Lifetime ECLs are also recognized for credit impaired assets and interest income on these loans is recognized based on the reduced carrying value of the loan using the original effective interest rate of the loan. If credit quality improves in a subsequent period such that the increase in credit risk since initial recognition is no longer considered significant, the loss allowance shall revert back to being recognized based on 12-month ECLs.

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IFRS 9 does not require restatement of comparative period financial statements except in limited circumstances relating to the hedge accounting provisions of the standard. We have made the decision not to restate comparative figures on transition and will recognize any measurement differences through an adjustment to opening retained earnings. From our current estimates, we expect the adoption of the impairment requirements of IFRS 9 to result in an increase to retained earnings as at January 1, 2018 of approximately $400 million. We continue to refine certain elements and controls of our impairment process ahead of March 31, 2018 quarterly reporting.

IFRS 7 – Financial Instruments: Disclosures – In July 2014, the IASB issued amendments to the standard requiring entities to provide additional qualitative and quantitative disclosure when an entity applies IFRS 9. As EDC implemented IFRS 7 amendments related to classification and measurement in 2011, only amendments related to impairment disclosures are required. The amendments are effective for reporting periods beginning on or after January 1, 2018.

IFRIC 22 - Foreign Currency Transactions and Advance Consideration – In December 2016, the IASB issued this interpretation to provide guidance on how to determine the “date of the transaction” for purposes of identifying the exchange rate to use in transactions within the scope of IAS 21 The Effects of Changes in Foreign Exchange Rates involving the payment or receipt of consideration in advance. The interpretation, which is effective for reporting periods beginning on or after January 1, 2018, is not expected to have a significant impact to EDC.

IFRS 15 – Revenue from Contracts with Customers – In May 2014, the IASB issued the new standard which establishes a comprehensive framework for the recognition, measurement and disclosure of revenue and cash flows arising from an entity’s contracts with customers except for revenue arising from items such as financial instruments, insurance contracts and leases. The standard will have a minimal impact on EDC’s financial statements as the majority of EDC’s revenue from contracts adhere to other IFRS standards. The standard is effective for reporting periods beginning on or after January 1, 2018.

IFRS 16 – Leases – In January 2016, the IASB released the new Leases standard requiring lessees to recognize assets and liabilities for the rights and obligations created by leases. The standard is expected to have a minimal impact on EDC’s financial statements and is effective for reporting periods beginning on or after January 1, 2019.

IFRS 17 – Insurance Contracts – In May 2017, the IASB issued IFRS 17 which establishes recognition, measurement, presentation, and disclosure requirements of insurance contracts. The standard ensures entities provide relevant information that faithfully represents those contracts. We are currently assessing the impact of this standard, which is effective for reporting periods beginning on or after January 1, 2021.

USE OF ESTIMATES AND KEY JUDGMENTS

To prepare our financial statements in accordance with IFRS, it is necessary for management to exercise judgment and make use of estimates and assumptions, in applying certain accounting policies. We utilize current market data, our own historical experience and other information available to us as at the date of the financial statements in arriving at our decisions. We have established procedures to ensure that the process for determining our estimates and assumptions is well controlled and occurs in an appropriate and systematic manner.

Uncertainty is inherent in the use of estimates and assumptions and as a result, actual results may vary significantly from management’s estimates. Uncertainty arises, in part, from the use of historical experience and data at a point in time to establish our assumptions. While this data may be the most reliable basis available on which to base our assumptions, economic events may occur subsequently that render previous assumptions invalid and cause a material change to actual results.

Areas where management has made significant use of estimates and exercised judgment are discussed below.

Estimates

Note 6 - Allowance for Losses on Loans, Loan Commitments and Loan Guarantees

The allowance for losses on loans, loan commitments and loan guarantees represents management’s best estimate of probable credit losses. These estimates are reviewed periodically during the year and in detail as at the date of the financial statements.

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The purpose of the collective allowance is to provide an estimate of probable incurred losses inherent in the loan portfolio that have not been identified on an individual loan basis. Estimation is inherent in the assessment of probabilities of default, loss severity in the event of default also referred to as loss given default, review of credit quality and the value of any collateral. Management also considers the impact of economic events, industry trends and risk concentrations on the portfolio and the required allowance.

Allowances are established on an individual basis for loans, commitments and guarantees that management has determined to be impaired and/or for which losses have been incurred. When an obligor is considered impaired, we reduce the carrying value of the loan to its net realizable value. Management is required to make a number of estimates including the timing and amount of future cash flows and the residual values of the underlying collateral.

Note 8 - Assets Held-for-Sale

Assets held-for-sale are measured at the lower of their carrying amount and fair value less costs to sell. At each reporting period, we estimate the recoverable amount of these assets by obtaining market values from an independent appraiser supplemented by additional current market data and other information available to us, less estimated costs to sell.

Note 9 - Recoverable Insurance Claims

When an insurance claim is paid, management estimates any future recovery and records it within recoverable insurance claims. The estimation process is dependent upon our assessment of the future cash flows to be realized through collection efforts made by us, the policyholder or collection agencies. The estimated recoverable amount is reviewed and adjusted on a quarterly basis.

Note 18 - Premium and Claims Liabilities

The premium and claims liabilities are based on our estimate of future claims under the terms and conditions of our insurance policies. The actuarial valuation uses simulation techniques and is based on assumptions relevant to the insurance products and is derived in conjunction with our own experience. The actuarial calculation of the premium and claims liabilities uses key management assumptions for frequency of claims, severity of losses, future claim development, administrative expenses, relevant discount rates and margins for adverse deviations.

Note 26 - Fair Value of Financial Instruments

The majority of financial instruments are recognized on our consolidated statement of financial position at their fair value. These financial instruments include marketable securities at fair value through profit or loss, recoverable insurance claims, derivative instruments, investments at fair value through profit or loss and loans payable designated at fair value through profit or loss. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Our financial instruments are categorized into one of three levels based on whether the techniques employed to value the instruments use observable or unobservable market inputs. Financial instruments categorized as Level 1 are valued using quoted market prices, thus minimal estimation is required. Those instruments categorized as Level 2 and 3 require the use of greater estimation and judgment as they may include inputs that are not based on observable market data. Refer to Note 26 for additional details on the techniques used to value our financial instruments.

Note 37 - Retirement Benefit Plans

EDC maintains a defined benefit pension plan, a defined contribution plan and other post-retirement benefit plans. IFRS requires that management measure the plans’ defined benefit obligations and annual costs using assumptions that are long-term in nature and reflect our best estimates. We review key assumptions on an annual basis with our actuaries using relevant experience, in conjunction with market related data. The key assumptions include expected rate of compensation increase, the discount rate, inflation rate, longevity of plan members, and health care costs.

Judgments

Note 6 - Allowance for Losses on Loans, Loan Commitments and Loan Guarantees

Management judgment is used to assess the impact of recent events and changes in economic conditions to determine whether a financial asset or group of financial assets is impaired or performing.

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Note 18 - Premium and Claims Liabilities

Judgment is used in selecting the severity of loss, future claim development, frequency of claim, discount rate and the confidence level for adverse deviation in the calculation of our insurance premium and claims liabilities.

Note 26 - Fair Value of Financial Instruments

The categorization of our financial instruments into three fair value hierarchy levels requires judgment. Our policy is to recognize transfers into and out of these levels at the date of the event or change in circumstances that caused the transfer. Quantitative disclosure is provided for all transfers among all levels regardless of their significance.

Financial instruments categorized as Level 2 and 3 require significant judgment in the selection of appropriate discount rates, yield curves and other inputs into our models which may not be based on observable market data.

Note 28 - Structured Entities

A structured entity (SE) is defined as an entity created to accomplish a narrow and well-defined objective. Management exercises judgment in determining whether EDC has control of structured entities. When EDC has power over a SE and is exposed, or has rights to variable returns from its involvement with a SE and has the ability to affect those returns through its power over the SE, EDC is considered to control the SE and the SE is consolidated within our financial statements. When the criteria for control are not met, SEs are not consolidated.

Note 37 - Retirement Benefit Plans

The management assumption with the greatest potential impact on our defined benefit obligation is the discount rate. Management judgment is used in the determination of the discount rate, which is set by reference to the yield of a portfolio of high quality fixed income instruments (rated AA or higher), that match the timing of the expected benefit payments.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents are comprised of cash and short-term highly liquid marketable securities with a term to maturity of 90 days or less from the date of their acquisition, are considered highly liquid, readily convertible to known amounts of cash and are subject to an insignificant risk of change in value. Cash equivalents are included within marketable securities on the consolidated statement of financial position.

We have revised our presentation of cash and cash equivalents in the consolidated statement of cash flows to provide enhanced disclosure of the nature of these assets. Refer to Note 40 for additional information.

MARKETABLE SECURITIES

We hold marketable securities for liquidity purposes. Our marketable securities are held with creditworthy counterparties that must have a minimum credit rating from an external credit rating agency of A- for all transactions.

Marketable securities held directly by EDC are recorded at fair value through profit or loss to reflect our business model for managing these instruments. Purchases and sales of marketable securities are recorded on the trade date and the transaction costs are expensed as incurred. Interest revenue is recorded in marketable securities revenue in the consolidated statement of comprehensive income. Realized and unrealized gains and losses on these securities are included in other (income) expenses in the consolidated statement of comprehensive income.

LOANS RECEIVABLE

Loans receivable are recorded at fair value upon initial recognition and subsequently measured at amortized cost using the effective interest method. Our loans receivable are held in order to collect contractual cash flows which represent payments of principal, interest and fees. They are derecognized when the rights to receive cash flows have expired or we have transferred substantially all the risks and rewards of ownership. A loan payment is considered past due when the obligor has failed to make the payment by the contractual due date.

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CONSOLIDATED FINANCIAL STATEMENTS

The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating the interest income over the relevant period in financing and investment revenue in the consolidated statement of comprehensive income. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset. When calculating the effective interest rate, we estimate cash flows considering all contractual terms of the financial instrument (for example, prepayment options) but do not consider future credit losses. The calculation includes all fees paid or received that are an integral part of the effective interest rate, transaction costs and all other premiums or discounts.

While it is generally our intention to hold performing loan assets until maturity, in some cases the loans are sold prior to maturity for risk mitigation purposes. Gains and losses on the sale of performing loans and gains on the sale of impaired loans are included in other (income) expenses. Losses on sales of impaired loans are reported in the provision for (reversal of) credit losses.

LOAN GUARANTEES

In the ordinary course of business we issue loan guarantees to cover non-payment of principal, interest and fees due to financial institutions providing loans to Canadian exporters or buyers of Canadian goods and services. Loan guarantees are initially recognized in the financial statements at fair value in the liability for loan guarantees. Fair value is determined to be the guarantee fee received. Subsequent to initial recognition, our liability is measured at the higher of the unamortized guarantee fees and the allowance calculated that estimates the loss anticipated to be incurred as a result of satisfying our obligation under that guarantee.

Any change in liability relating to the allowance on loan guarantees is recorded in the consolidated statement of comprehensive income in the provision for (reversal of) credit losses. Guarantee fees are recognized in the consolidated statement of comprehensive income on a straight-line basis over the life of the guarantee.

IMPAIRMENT OF FINANCIAL INSTRUMENTS

Loans Receivable

Loans that have been individually assessed to be impaired meet one or more of the following criteria which represent objective evidence of impairment:

›	there has been a deterioration in credit quality to the extent that there is no longer reasonable assurance of the timely collection of the full amount of principal and interest; or
›	for commercial loans, when there are payments overdue of 90 days or more, unless the loan is fully secured or collection efforts are reasonably expected to result in repayment of debt.

If there is objective evidence that an impairment loss has occurred on an individual loan, the amount of the loss is measured as the difference between the loan’s carrying amount and the present value of any estimated future cash flows discounted at the loan’s original effective interest rate. The carrying value of the loan is reduced through the use of an individual allowance.

Thereafter, interest income on individually impaired loans is recognized based on the reduced carrying value of the loan using the original effective interest rate of the loan.

When a loan is uncollectible, it is written off against the individual allowance. Such loans are written off when all collection methods have been exhausted and no further prospect of recovery is likely.

Loans are returned to performing status when it is likely that contractual payments will continue pursuant to the terms of the loan.

Sovereign Loans Receivable

Consistent with the terms of Paris Club rescheduling agreements, contractual interest maturities for individually impaired sovereign loans are included in gross loans receivable. The Paris Club is an international forum of sovereign creditors, including Canada, who agree to formally reschedule sovereign borrowers’ debt when they are experiencing financial difficulties and are unable to meet their obligations. Sovereign loans undergoing debt rescheduling are classified as individually impaired.

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CONSOLIDATED FINANCIAL STATEMENTS

Renegotiated Loans

In situations where a borrower experiences financial difficulties we may grant certain concessionary modifications to the terms and conditions of a loan. Upon modification, the loan’s carrying value is adjusted to its estimated future cash flows discounted using the original effective interest rate or, in the case of a significant modification, discounted using the effective interest rate of the modified loan. The difference in carrying value between the modified loan and original loan is recognized in the statement of comprehensive income in provision for (reversal of) credit losses.

Loan Guarantees

Loan guarantees with impaired obligors are identified using the same criteria on the underlying loan as used to assess the impairment of direct loans carried at amortized cost. When the underlying loan is individually assessed to be impaired, it is probable that a call on the guarantee will be made representing an outflow of economic benefits that would be required to settle our obligation under the guarantee. The amount of any credit loss and any subsequent changes due to the re-evaluation of the obligation are recognized in the consolidated statement of comprehensive income as part of the provision for (reversal of) credit losses.

ALLOWANCE FOR LOSSES ON LOANS, LOAN COMMITMENTS AND LOAN GUARANTEES

The allowance for losses on loans, loan commitments and loan guarantees represents management’s best estimate of probable credit losses and is based on the incurred loss model. The allowance is determined based on a review of all loans, loan guarantees and commitments and includes both individual and collective allowances.

Allowances on Individually Impaired Loans

The individual allowance is the difference between the carrying value of the loan and the present value of the estimated future cash flows discounted at the loan’s original effective interest rate. The calculation of the present value of the estimated future cash flows of a collateralized loan asset reflects the cash flows that are expected to result on foreclosure less costs to obtain and sell the collateral whether or not foreclosure is probable.

If, in a subsequent period, the amount of the impairment loss either increases or decreases and the change can be related objectively to an event occurring after the impairment was recognized (such as a change in the obligor’s financial position or a change in the estimate of future cash flows), the previously recognized impairment loss is adjusted through the individual allowance.

The amount of initial impairment loss and any subsequent changes due to the re-evaluation of estimated future cash flows are recognized in the consolidated statement of comprehensive income as part of the provision for (reversal of) credit losses.

Collective Allowance

A collective allowance is established for losses which we estimate to have occurred but have not yet been individually identified within our portfolio. Performing loans and loan guarantees, as well as loan commitments, are included in the collective assessment. The assessment is based on events that have occurred as of the reporting date and include factors such as business cycle trends and the fair value of collateral. The collective allowance is comprised of a base allowance, calculated using counterparty credit ratings, exposure, loss severity and probability of default factors. The collective allowance may also include concentration and market overlays.

For the base allowance we group our commercial loans, loan commitments and loan guarantees by industry of risk and then by secured and unsecured exposures. Sovereign exposures are classified into one portfolio. We assign credit ratings to our commercial and sovereign obligors using a system of twenty credit ratings (AAA to C-) which are consistent with ratings used by our credit risk management policies. For exposures that are secured by collateral or subject to other risk mitigation measures, such as unfunded loan participations and loan default insurance, the exposure for each obligor is reduced by the fair value of collateral adjusted for estimated repossession costs or the amount of risk mitigation as applicable. Based on these exposures we determine the appropriate base allowance. Loss severity is determined based on historical loan loss rates and by management estimates for each of our exposure categories. Default rates are based on an internally developed standard probability of default rate table.

We have a number of significant single name counterparty concentrations. A counterparty concentration overlay is established for counterparties whose exposure is deemed by management to represent an increased amount of risk. This overlay is applied to counterparties whose exposure exceeds 10% of our equity determined in accordance with the previous year’s audited financial statements.

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CONSOLIDATED FINANCIAL STATEMENTS

We determine the collective allowance using various assumptions based upon current counterparty credit ratings. We also assess the extent to which these ratings do not reflect recent economic events that may result in credit deterioration. In these cases we will estimate the potential impact on our allowances and apply market overlays to specific industries or other exposure categories that we deem appropriate.

The collective allowances for performing loans and individual allowances for impaired loans are shown as a reduction to assets on the consolidated statement of financial position. Collective and individual allowances for loan commitments and loan guarantees are shown as liabilities on the consolidated statement of financial position.

FORECLOSED ASSETS

Assets that are returned to us(1) because of default under loan agreements are classified as held-for-use or held-for-sale according to management’s intention. Those classified as held-for-use have been placed under long-term finance leases. Those classified as held-for-sale include aircraft or component parts held-for-sale and are recorded initially at fair value less costs to sell. Any write-downs at recognition are reported in the provision for (reversal of) credit losses and any gains are recorded in other (income) expenses. We determine fair value based on market prices obtained from an independent appraiser along with current market data and other information available to us. Subsequent impairment losses or reversals of impairment losses are determined as the difference between the carrying amount and the recoverable amount and are recorded in other (income) expenses.

INVESTMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

Investments are comprised of direct investments that we hold in private and public companies and investments in private equity funds. Purchases and sales of these investments are recorded on a trade-date basis and are measured at fair value. Subsequent changes in fair value and any realized gains and losses are recorded in other (income) expenses. Transaction costs are expensed as incurred and included within leasing and financing related expenses.

FINANCE LEASES

EDC applies IAS 17 – Leases in accounting for finance leases, both where EDC is the lessor or the lessee. A finance lease is a lease which transfers substantially all the risks and rewards of the leased assets on the lessee.

Lessor

Aircraft under finance leases relate to aircraft that were returned to us due to default under the related obligor’s loan agreements and were subsequently placed under long-term finance leases. These leases are recorded on the consolidated statement of financial position at the aggregate future minimum lease payments plus estimated residual values less unearned finance income. Residual values are based on independent appraisals and are reviewed periodically. An allowance for impairment is calculated consistent with the methodology used for our secured loan portfolio which is described on page 94.

Finance lease revenue is recognized in a manner that produces a constant rate of return on the investment in the lease.

Lessee

Our head office building is held under a finance lease. The building has been recorded on our consolidated statement of financial position at its estimated fair value at the inception of the lease. Lease payments are allocated between finance charges and repayment of the obligation under finance lease to achieve a constant rate of interest on the remaining balance of the obligation. The leased building is being depreciated over the most likely lease term of 25 years. The estimated lease period is reviewed periodically.

Finance charges and depreciation expense on the building are recorded as occupancy costs within administrative expenses in the consolidated statement of comprehensive income.

(1)

All aircraft returned to us for which the equity interest in the leveraged lease structure has been foreclosed have been registered with a number of trusts of which we are exposed, or have rights, to variable returns from our involvement with a structured entity and have the ability to affect those returns through our decision-making power over the structured entity.

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CONSOLIDATED FINANCIAL STATEMENTS

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are carried at cost less accumulated depreciation and impairment losses. Depreciation is charged on a straight-line basis over the estimated useful lives of the assets or the term of the relevant lease. The estimated useful lives and depreciation methods are reviewed at the end of each year, with the effect of any changes in estimate being accounted for on a prospective basis. The useful life used in the calculation of depreciation for furniture and equipment is five years and three years for computer hardware. Leasehold improvements are depreciated over the shorter of the term of the respective lease or the useful economic life of the leasehold improvement. Depreciation is recorded in administrative expenses.

The gain or loss arising from the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognized in other (income) expenses.

INTANGIBLE ASSETS

Intangible assets represent internally developed and purchased computer software. They are carried at cost less accumulated amortization and impairment losses. Amortization is charged on a straight-line basis over the estimated useful lives of the intangible assets, which may vary from five to ten years. The estimated useful lives and amortization methods are reviewed at the end of each year, with the effect of any changes in estimate being accounted for on a prospective basis. Amortization is recorded in administrative expenses.

INSURANCE PREMIUMS

Insurance contracts are those contracts where we have accepted significant insurance risk from the policyholders by agreeing to compensate the policyholders if they are adversely affected by a specified uncertain future event.

Premiums on insurance policies are deferred and recognized in income over the term of the policy on a straight-line basis.

RECOVERABLE INSURANCE CLAIMS

Recoverable insurance claims represent the portion of insurance claims paid that are expected to be recovered. Recoverable insurance claims are reviewed and adjusted on a quarterly basis with any subsequent net gain or loss on recovery credited or charged to claims-related expenses.

PREMIUM AND CLAIMS LIABILITIES

Premium and claims liabilities represent our estimate of future claims under the terms and conditions of our insurance policies. An actuarial valuation, which conforms to the recommendations of the Canadian Institute of Actuaries, is performed to establish our liability. The valuation uses simulation techniques and assumptions derived from our own experience (frequency of claims, severity of losses, future claim development, administrative expenses, relevant discount rates and margins for adverse deviations) relevant to our insurance products. The liability is comprised of reported claims, incurred but not reported claims (IBNR), and management’s best estimate of the net present value of net future claims under existing policies.

Deferred insurance premiums are the portion of premiums received on policies written that relate to risk periods after the current fiscal year. To the extent that our deferred premiums are not sufficient to cover our liability, an allowance is established. Any adjustments to the liability are reflected in claims-related expenses in the period in which they become known. Future developments may result in claims which are materially different than the allowance provided.

Premium and claims liabilities on our consolidated statement of financial position include both the deferred premiums and the allowance for claims on insurance.

REINSURANCE

In the ordinary course of business, we assume and cede reinsurance with other insurance companies. We cede reinsurance to mitigate our risk. The ceding arrangements provide greater diversification of the business and minimize the net loss potential arising from large risks. Ceded reinsurance contracts do not relieve us of our obligations to the insured but they do provide for the recovery of claims arising from the liabilities ceded. We also assume reinsurance and thereby take on risk. Reinsurance premiums, unearned premiums ceded to reinsurers and recoveries and estimates of recoveries on claims are recorded in the same manner as if the reinsurance were considered direct business. Amounts

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recoverable from the reinsurers are estimated in a manner consistent with the claims liability associated with the reinsured policy and are recorded within reinsurers’ share of premium and claims liabilities. Reinsurance assets or liabilities are derecognized when the contractual rights are extinguished or expire.

Reinsurance assets are reviewed for impairment at each reporting date or more frequently when an indication of impairment arises during the reporting year. Impairment occurs when there is objective evidence as a result of an event that occurred after initial recognition of the reinsurance asset that we may not receive all outstanding amounts due under the terms of the contract and the event has a reliably measurable impact on the amounts that we will receive from the reinsurer.

DEFERRED REVENUE

Deferred loan revenue, which consists of exposure, administration and other upfront loan fees, is included in loans receivable and amortized as a yield increment over the term of the related loan. Guarantee fee revenue and insurance premium revenue are recognized as deferred revenue and are amortized over the term of the related guarantee or insurance policy.

DERIVATIVE INSTRUMENTS

Derivative instruments (derivatives) are financial contracts that derive their value from underlying changes in interest rates, foreign exchange rates, equities, credit spreads or other financial measures. Derivatives that we may use to manage interest rate risk, foreign exchange risk and credit risk include interest rate swaps, cross currency interest rate swaps, foreign exchange swaps, foreign exchange forwards and credit default swaps. We also hold a portfolio of derivatives which we use to manage the foreign exchange risk associated with using our capital to fund our operations largely denominated in U.S. dollars. Derivatives are only contracted with creditworthy counterparties in accordance with policies established by our Risk Management Office and approved by our Board of Directors.

We do not apply hedge accounting to our derivatives. Derivatives are accounted for at fair value and are recognized on the consolidated statement of financial position upon the trade date and are removed from the consolidated statement of financial position when they expire or are terminated. Derivatives with a positive fair value are reported as derivative instruments within assets, while derivatives with a negative fair value are reported as derivative instruments within liabilities. All interest income and expenses associated with our derivatives are included in interest expense or marketable securities revenue, while realized and unrealized gains and losses are recorded in other (income) expenses.

Long-term currency swaps are considered part of the financing cash flows on the consolidated statement of cash flows because these swaps are used to manage our funding. We issue debt in a number of currencies for diversification purposes. We then use currency swaps to bring those funds into the currency required to disburse on our loans. All other swaps are included in operating cash flows as they are used to alter the interest rate risk profile of the portfolio.

LOANS PAYABLE

We have designated the majority of our debt, including structured debt, at fair value through profit or loss in order to obtain the same accounting treatment as the related derivatives. In general, these derivatives are transacted to manage interest and foreign exchange rate risk on the related debt. Contractual interest on our debt is recorded in interest expense. Any change in fair value on these instruments is recorded in other (income) expenses.

Any fair value gains or losses on initial recognition of our debt or derivatives at Level 3 on the fair value hierarchy are deferred and amortized over the life of the instruments.

Our fixed rate bonds which do not have derivatives associated with them are carried at amortized cost with interest recorded in interest expense using the effective interest rate method.

The transaction costs related to our loans payable at amortized cost are capitalized and amortized in interest expense using the effective interest rate method over the life of the instrument.

ACCOUNTS PAYABLE AND OTHER CREDITS

Accounts payable and other credits are carried at amortized cost.

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CONSOLIDATED FINANCIAL STATEMENTS

TRANSLATION OF FOREIGN CURRENCY

All monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars, the functional and presentation currency of the Corporation, at exchange rates prevailing at the end of the year. Income and expenses are translated at either daily or monthly average exchange rates in effect during the year. Exchange gains and losses resulting from the translation of foreign currency balances and transactions are included in other (income) expenses.

Foreign currency non-monetary items that are measured at historical cost are translated at historical rates. Foreign currency non-monetary items measured at fair value are translated using the rate of exchange at the date the fair value was determined.

RETIREMENT BENEFIT PLANS

We maintain a defined benefit pension plan, a defined contribution plan, and other post-retirement benefit plans including a retiring allowance plan and life insurance, health and dental care benefits. The defined benefit plan is only available for employees hired prior to January 1, 2012.

The accrued benefit obligations are actuarially determined using the projected unit credit method (which incorporates management’s best estimate of future salary levels, retirement ages of employees and other actuarial factors).

The defined benefit expense (included in administrative expenses) consists of the actuarially determined retirement benefits for the current year’s service and imputed interest on projected benefit obligations net of interest earned on any plan assets over the average remaining working lives of employees expected to receive benefits under the plans.

Re-measurement gains and losses arise from the difference between the actual rate of return and the discount rate on plan assets for that period and from changes in actuarial assumptions used to determine the accrued benefit obligation. These gains or losses are recognized in other comprehensive income and are closed to retained earnings.

3.	Marketable Securities

We maintain liquidity sufficient to meet general operating requirements, to maintain stability in our short-term borrowing program and to provide flexibility in achieving corporate objectives. Consistent with our business model for managing these instruments, they are carried at fair value through profit or loss.

The following table provides a breakdown of our marketable securities issued or guaranteed by:

(in millions of Canadian dollars)	Dec. 31, 2017	Dec. 31, 2016

U.S. government	6,097	4,639

Financial institutions	1,207	1,672

Other governments	753	748
Total marketable securities	$ 8,057	$ 7,059

The following table provides a breakdown of our marketable securities by remaining term to maturity.

(in millions of Canadian dollars)	Dec. 31, 2017					Dec. 31, 2016

	Remaining term to maturity					Remaining term to maturity

	Under 1 year	*	1 to 3 years	Over 3 years	Total	Under 1 year	*	1 to 3 years	Over 3 years	Total

Short-term instruments	3,822		–	–	3,822	3,325		–	–	3,325

Long-term fixed rate securities	59		1,936	2,240	4,235	248		1,432	2,054	3,734
Total marketable securities	$ 3,881		$ 1,936	$ 2,240	$ 8,057	$ 3,573		$ 1,432	$ 2,054	$ 7,059

*	Includes securities considered cash equivalents for the consolidated statement of cash flows of $1,470 million (2016 - $1,561 million). Refer to Note 40.

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CONSOLIDATED FINANCIAL STATEMENTS

4.	Loans Receivable

The following table presents the various components of loans receivable and the contractual maturity and related contractual effective yields for gross loans receivable. The yields are computed on a weighted average basis by amount and term. Floating rate yields are expressed as spreads over base rates which consist mainly of LIBOR for U.S. dollars and CDOR for Canadian dollars.

(in millions of Canadian dollars)	Dec. 31, 2017									Dec. 31, 2016
	Floating $	Spread %	Fixed $	Yield to maturity %	Total $		Floating $	Spread %	Fixed $	Yield to maturity %	Total $

Performing:

Past due	9	8.41	90	5.31	99	(1)	74	3.86	77	5.93	151	(2)

2017	–	–	–	–	–		6,299	2.12	1,748	4.22	8,047

2018	5,634	1.57	2,251	3.77	7,885		7,257	1.70	2,219	3.74	9,476

2019	6,619	1.94	1,770	4.36	8,389		9,085	1.92	1,748	4.43	10,833

2020	6,798	1.82	1,636	3.81	8,434		4,741	1.92	1,608	3.89	6,349

2021	6,104	1.87	1,928	2.80	8,032		5,897	1.84	1,784	2.81	7,681

2022	5,880	1.74	982	3.96	6,862		2,659	2.12	859	4.11	3,518

2023 – 2027	5,073	2.40	2,759	4.12	7,832		4,548	2.45	2,122	4.22	6,670

2028 and beyond	1,607	2.54	1,144	2.74	2,751		1,421	2.54	192	5.25	1,613

Performing gross loans receivable	37,724	2.07	12,560	3.49	50,284		41,981	2.12	12,357	3.97	54,338

Impaired (Note 5)	465	3.34	450	3.65	915		570	3.37	467	3.39	1,037

Gross loans receivable	$ 38,189		$ 13,010		$ 51,199		$ 42,551		$ 12,824		$ 55,375

Accrued interest and fees receivable					241						236

Deferred loan revenue and other credits					(313)						(361)
Loans receivable					$ 51,127						$ 55,250

(1)	All receivables were less than 30 days past due. In the first week of January 2018, we received payments of $93 million.

(2)	Receivables of $148 million were less than 30 days past due. In the first week of January 2017, we received payments of $75 million.

At the end of 2017, the floating rate performing gross loans receivable yield was 3.52% (2016 – 3.11%) with an average term to reset of 87 days (2016 – 86 days).

Sovereign loans represented 2% of total performing gross loans receivable (2016 – 2%).

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CONSOLIDATED FINANCIAL STATEMENTS

We had country risk concentrations as outlined below:

(in millions of Canadian dollars)	Dec. 31, 2017			Dec. 31, 2016*

Country	Performing gross loans receivable	%	Country	Performing gross loans receivable	%

United States	9,250	18	United States	12,953	24

Canada	4,406	9	Canada	4,225	8

United Kingdom	3,778	8	Brazil	3,802	7

India	3,680	7	Australia	3,363	6

Mexico	2,954	6	Mexico	3,015	6

Chile	2,901	6	India	2,854	5

Australia	2,860	6	Chile	2,353	4

Brazil	2,144	4	Saudi Arabia	2,290	4

Saudi Arabia	2,017	4	United Kingdom	2,202	4

Germany	1,524	3	Germany	1,695	3

Other	14,770	29	Other	15,586	29
Total	$ 50,284	100	Total	$ 54,338	100

*	Prior period has been reclassified to reflect current period presentation.

Our most significant single counterparty performing gross loans receivable at the end of 2017 were as follows:

›	four mining obligors totalling $4,121 million (2016 – four obligors totalling $4,566 million) located in Brazil, Chile, Mongolia and United Arab Emirates;
›	three aerospace obligors totalling $3,110 million (2016 – five obligors totalling $5,723 million), two located in the United States and one in Denmark;
›	three oil and gas obligors totalling $3,094 million (2016 – three obligors totalling $4,005 million) located in Mexico, India and Saudi Arabia; and
›	one information and communication technologies obligor located in the United Kingdom for $1,383 million (2016 – two obligors totalling $2,084 million).

In 2017, we sold $523 million (2016 – $231 million) in performing loans to various counterparties in which we recovered $499 million (2016 – $221 million) and the remaining $24 million (2016 – $10 million) was written off.

The breakdown of our gross loans receivable by credit grade was as follows:

(in millions of Canadian dollars)	Dec. 31, 2017		Dec. 31, 2016

	$	% of total	$	% of total

Investment grade*	25,642	50	26,511	48

Below investment grade	24,642	48	27,827	50

Individually impaired loans (Note 5)	915	2	1,037	2
Total gross loans receivable	$ 51,199	100	$ 55,375	100

*	Investment grade exposure represents obligors with credit ratings of BBB- and above.

We employ a range of policies to mitigate credit risk on our commercial loans which includes obtaining certain forms of security interest. The principal types of security interest are mortgages on equipment (mainly aircraft and rolling stock) and real estate, assignments or pledges on various business assets such as trade receivables, inventory, property, plant and equipment, equity shares and bank accounts. Other principal forms of credit enhancement include guarantees from counterparties with higher credit ratings that may be related to the borrower, such as a parent company.

As at the end of 2017, 24% of our loans were collateralized mainly by aircraft and rolling stock (2016 – 25%).

Our concentrations of risk are managed by obligor, country and industry sector. The maximum gross loans receivable exposure to any one obligor at the end of 2017 was $1,399 million (2016 – $1,614 million). After consideration of collateral, unfunded loan participations and loan default insurance, the maximum net exposure to any one obligor was $1,052 million (2016 – $1,288 million).

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CONSOLIDATED FINANCIAL STATEMENTS

The following reflects the movement in gross loans receivable during the year:

(in millions of Canadian dollars)	2017	2016

Balance at beginning of year	55,375	53,326

Disbursements	27,743	22,709

Principal repayments	(28,785)	(18,470)

Principal recoveries from loan asset sales	(499)	(243)

Loans written off	(43)	(193)

Transferred to held-for-sale	(5)	(29)

Capitalized interest	5	29

Foreign exchange translation	(2,592)	(1,754)
Balance at end of year	$ 51,199	$ 55,375
5. Individually Impaired Gross Loans Receivable The following table shows the carrying amount of loans specifically identified as impaired:
(in millions of Canadian dollars)	Dec. 31, 2017	Dec. 31, 2016

Gross loans receivable

Sovereign	9	8

Commercial	906	1,029

	915	1,037

Less: Deferred loan revenue and other credits	17	20

Individual allowance	528	516
Carrying amount of individually impaired loans	$ 370	$ 501
The following reflects the movement in individually impaired gross loans receivable during the year:
(in millions of Canadian dollars)	2017	2016

Balance at beginning of year	1,037	943

Loans classified as impaired	69	563

Disbursements on loan guarantees called	9	7

Capitalized interest	1	15

Loans reinstated to performing(1)	(101)	(98)

Principal repayments	(20)	(125)

Loans written off	(19)	(183)

Transfer to assets held-for-sale(2)	(5)	(29)

Principal recoveries from loan sales	–	(22)

Foreign exchange translation	(56)	(34)
Balance at end of year	$ 915	$ 1,037

(1)	Includes loans that were made performing following the restructuring of credit agreements.
(2)	Refer to Note 8.

In 2017, we had $69 million of loans made impaired (2016 – $563 million) from 14 commercial borrowers and one sovereign borrower (2016 – 15 commercial borrowers).

During the year, impaired loans to 20 commercial borrowers totalling $19 million of principal (2016 – 15 commercial borrowers totalling $183 million) were written off. These loans were written off after all collection methods had been exhausted and no further prospect of recovery was likely.

In 2017, we had $101 million of loans return to performing status which related to four obligors, one of which was the result of a restructured loan. In 2016, $98 million of loans related to two obligors returned to performing status.

Interest income recognized on impaired loans was $19 million in 2017 (2016 – $19 million).

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CONSOLIDATED FINANCIAL STATEMENTS

6.	Allowance for Losses on Loans, Loan Commitments and Loan Guarantees

The composition of the allowance for losses on loans, loan commitments and loan guarantees was as follows:

(in millions of Canadian dollars)	Dec. 31, 2017	Dec. 31, 2016

Base allowance

Investment grade exposure	72	80

Non-investment grade exposure	857	1,089
Total base allowance	929	1,169

Counterparty concentration

Investment grade exposure	2	6

Non-investment grade exposure	–	21
Total counterparty concentration	2	27

Total collective allowance*	931	1,196

Allowance for individually impaired loans, loan commitments and loan guarantees	581	539
Total allowance for losses on loans, loan commitments and loan guarantees	$ 1,512	$ 1,735

*	Includes allowance on other receivables of $4 million (2016 – $5 million).

The following table provides a breakdown of our allowance for losses on loans, loan commitments and loan guarantees by commercial and sovereign risk:

(in millions of Canadian dollars)			Dec. 31, 2017			Dec. 31, 2016
	Collective	Individual	Total	Collective	Individual	Total

Commercial	913	573	1,486	1,157	531	1,688

Sovereign	18	8	26	39	8	47
Total allowance	$ 931	$ 581	$ 1,512	$ 1,196	$ 539	$ 1,735
During the year, changes to the allowance for losses on loans, loan commitments and loan guarantees were as follows:
			2017			2016
(in millions of Canadian dollars)	Collective	Individual	Total	Collective	Individual	Total

Allowance for losses on loans

Balance at beginning of year	1,036	516	1,552	1,162	553	1,715

Provision for (reversal of) losses on loans	(149)	59	(90)	(86)	82	(4)

Write–offs	–	(18)	(18)	–	(177)	(177)

Foreign exchange translation and other	(52)	(29)	(81)	(40)	58	18
Total	835	528	1,363	1,036	516	1,552

Allowance for losses on loan commitments

Balance at beginning of year	74	4	78	110	3	113

Provision for (reversal of) losses on loan commitments	(57)	(4)	(61)	(31)	1	(30)

Foreign exchange translation	(3)	–	(3)	(5)	–	(5)
Total	14	–	14	74	4	78

Allowance for losses on loan guarantees*

Balance at beginning of year	86	19	105	94	9	103

Provision for (reversal of) losses on loan guarantees	(2)	34	32	(7)	10	3

Foreign exchange translation	(2)	–	(2)	(1)	–	(1)
Total	82	53	135	86	19	105

Total allowance for losses on loans, loan commitments and loan guarantees	$ 931	$ 581	$ 1,512	$ 1,196	$ 539	$ 1,735

*	Included in the liability for loan guarantees.

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CONSOLIDATED FINANCIAL STATEMENTS

We use various models to estimate the probability of default and the loss given default assumptions used in the calculation of our collective allowance. These models may be portfolio specific such as those for project finance, aerospace and sovereign and government related entities, or the models may be more general such as our corporate model and small and medium enterprise model. These models are routinely reviewed and when required, are updated to better estimate our provision for credit losses. In 2016, we updated the probability of default and loss given default assumptions in our project finance portfolio as well as the loss given default assumptions in our sovereign and government related entities portfolio.

In 2017, we updated the loss given default assumptions in the collective allowance calculation for our corporate portfolio. The updated loss given default rates were generated by a new model that is based on a Standard & Poor’s collateral path approach which incorporates macro-economic data in the country risk factor and introduces a higher level of granularity with respect to collateral. The difference between using the updated assumptions and the prior assumptions as at December 31, 2017 is a $123 million decrease in allowance and represents a change in accounting estimate. This change in estimate also impacted the provision for credit losses in Note 33. The impact on future periods has not been determined as it is impracticable to estimate.

In 2018, we expect to update the loss given default assumptions used in the collective allowance calculation for our aerospace portfolio. The impact of this update has not been determined as it is impracticable to estimate.

Additionally, we reviewed our disbursement assumptions on our loan commitments and determined that our revolving facilities have disbursed at a lower rate than that which was used in the calculation of the allowance. We updated the assumption, which led to a $46 million reduction in the 2017 allowance.

The provision charge for individually impaired loans, loan commitments and loan guarantees for 2017 of $89 million (2016 – $93 million) includes:

›	a charge of $120 million (2016 – $317 million) as a result of new impairments and increases to allowances on existing impaired obligors; and

›

reversals of $31 million (2016 – $224 million) due to changes in the estimated future cash flows or recoveries anticipated from existing impaired obligors as well as obligors reclassified to performing status.

7.	Investments at Fair Value Through Profit or Loss

(in millions of Canadian dollars)		Dec. 31, 2017		Dec. 31, 2016
	Cost	Fair value	Cost	Fair value

Direct investments

Loans and debt securities	6	5	5	4

Equity interests	150	134	114	111

	156	139	119	115

Fund investments	912	985	852	890
Total investments	$ 1,068	$ 1,124	$ 971	$ 1,005
8. Assets Held-for-Sale Assets in our held-for-sale portfolio represent assets returned to us as a result of default under loan agreements.
(in millions of Canadian dollars)	Dec. 31, 2017	Dec. 31, 2016

Helicopters	22	29

Aircraft	12	13
Total assets held-for-sale	$ 34	$ 42

At the beginning of 2017, the portfolio consisted of six helicopters and one Q400. During the year, an additional helicopter valued at $5 million was repossessed. No sales occurred during the year (2016 – sale of 2 engines for a net gain of $2 million).

In 2017, we reassessed the value of the helicopters and Q400 and an $11 million impairment loss was recorded in other (income) expenses.

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CONSOLIDATED FINANCIAL STATEMENTS

9.	Recoverable Insurance Claims

During the year, changes to recoverable insurance claims were as follows:

(in millions of Canadian dollars)	2017	2016

Balance at beginning of year	63	54

Claims paid	201	110

Claims recovered	(41)	(14)

Claims recovered from reinsurers	(3)	(9)

Change in recoverable portion of cumulative claims paid	(151)	(77)

Foreign exchange translation	(4)	(1)
Balance at end of year	$ 65	$ 63

Of the $201 million in claim payments made during 2017 (2016 – $110 million), 85% were related to the credit insurance product group (2016 – 60%). The largest concentrations of claim payments and recoveries were in the following geographic areas:

		Dec. 31, 2017		Dec. 31, 2016

(in millions of Canadian dollars)	Claims paid	Claims recovered *	Claims paid	Claims recovered	*

North America and Caribbean	151	11	42	15

Middle East and Africa	24	12	6	1

Asia and Pacific	13	2	9	2

Europe	12	3	24	4

South and Central America	1	16	29	1
Total	$ 201	$ 44	$ 110	$ 23
* Represents recoveries on claims paid in the current and prior years. 10. Other Assets
(in millions of Canadian dollars)	Dec. 31, 2017	Dec. 31, 2016

Restructuring payments receivable	36	45

Insurance premiums receivable	25	37

Guarantee fees receivable	16	13

Prepaid expenses	13	13

Receivable from sale of aircraft	2	22

Other	46	26
Total other assets	$ 138	$ 156

Restructuring payments receivable relate to an agreement between EDC and an airline obligor as part of the terms of a loan restructuring that was finalized in 2007. The receivable relates to a payable as shown in Note 14.

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CONSOLIDATED FINANCIAL STATEMENTS

11.	Property, Plant and Equipment

During the year, changes to property, plant and equipment were as follows:

(in millions of Canadian dollars)				2017				2016

	Computer hardware	Furniture and equipment	Leasehold improvements	Total	Computer hardware	Furniture and equipment	Leasehold improvements	Total

Cost:

Balance at beginning of year	36	20	55	111	30	18	52	100

Additions	6	2	1	9	7	3	3	13

Disposals	(3)	–	–	(3)	(1)	(1)	–	(2)

Balance at end of year	39	22	56	117	36	20	55	111

Accumulated depreciation:

Balance at beginning of year	(25)	(17)	(14)	(56)	(21)	(15)	(11)	(47)

Depreciation expense	(7)	(1)	(2)	(10)	(5)	(3)	(3)	(11)

Disposals	3	–	–	3	1	1	–	2

Balance at end of year	(29)	(18)	(16)	(63)	(25)	(17)	(14)	(56)
Carrying amount	$ 10	$ 4	$ 40	$ 54	$ 11	$ 3	$ 41	$ 55

Future contractual commitments related to property, plant and equipment at the end of 2017 were $2 million (2016 – $3 million).

12.	Intangible Assets

During the year, changes to intangible assets were as follows:

(in millions of Canadian dollars)			2017			2016

	Internally developed software	Acquired computer software	Total	Internally developed software	Acquired computer software	Total

Cost:

Balance at beginning of year	152	89	241	135	80	215

Additions	11	20	31	18	17	35

Disposals	–	(1)	(1)	(1)	(8)	(9)

Balance at end of year	163	108	271	152	89	241

Accumulated amortization:

Balance at beginning of year	(90)	(59)	(149)	(86)	(58)	(144)

Amortization expense	(6)	(11)	(17)	(5)	(9)	(14)

Disposals	–	1	1	1	8	9

Balance at end of year	(96)	(69)	(165)	(90)	(59)	(149)
Carrying amount	$ 67	$ 39	$ 106	$ 62	$ 30	$ 92

Future contractual commitments related to intangible assets at the end of 2017 were $22 million (2016 – $30 million).

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CONSOLIDATED FINANCIAL STATEMENTS

13.	Building under Finance Lease

Our head office building is held under a finance lease for 20 years with the option of two further terms of 5 years each. Future minimum lease payments under the obligation under finance lease as well as the present value of the minimum lease payments based on the expected 25 year lease term are as follows:

(in millions of Canadian dollars)		Dec. 31, 2017		Dec. 31, 2016

	Minimum payments	Present value of minimum lease payments	Minimum payments	Present value of minimum lease payments

2017	–	–	11	11

2018	11	11	11	10

2019	11	10	11	10

2020	11	10	11	9

2021	11	9	11	9

2022	11	9	11	9

2023 and beyond	178	105	178	100

Total	233	154	244	158

Less: future finance charges	(79)	–	(86)	–
Present value of minimum lease payments	$ 154	$ 154	$ 158	$ 158
During the year, changes to the building under finance lease were as follows:
(in millions of Canadian dollars)	2017	2016

Cost	177	177

Accumulated depreciation:

Balance at beginning of year	(36)	(29)

Depreciation expense	(7)	(7)

Balance at end of year	(43)	(36)

Carrying amount	$ 134	$ 141

14. Accounts Payable and Other Credits
(in millions of Canadian dollars)	Dec. 31, 2017	Dec. 31, 2016

Employee benefit accruals	46	46

Restructuring payments payable	34	42

Trade payables and accruals	26	25

Canada Account payable	9	10

Reinsurance premiums payable	7	10

Other payables and other credits	1	9

Total accounts payable and other credits	$ 123	$ 142

Restructuring payments payable relates to an agreement between EDC and an airline obligor as part of the terms of a loan restructuring that was finalized in 2007. The payable relates to a receivable as shown in Note 10.

Canada Account payable primarily represents the amount of cash repayments (principal and interest) received by EDC from borrowers on Canada Account loans which were not yet remitted at year-end to the Consolidated Revenue Fund.

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CONSOLIDATED FINANCIAL STATEMENTS

15.	Debt Instruments

We issue debt instruments in global capital markets. Short-term payables consist of commercial paper and other short-term debt related instruments that we issue with maturities under one year. Long-term payables represent bonds and other long-term instruments which we issue in U.S. dollars and other currencies with maturities exceeding one year. We use derivative instruments to manage interest rate risk and foreign exchange risk, and also for asset liability management purposes. Refer to Note 16 for further details on our derivative instruments.

EDC is wholly owned by the Government of Canada and our obligations are backed by the full faith and credit of the Government of Canada which holds a AAA credit rating. Therefore, there is no significant change in the value of our debt instruments that can be attributed to changes in our own credit risk.

LOANS PAYABLE

The components of loans payable (excluding derivatives) were as follows:

(in millions of Canadian dollars)			Dec. 31, 2017			Dec. 31, 2016

	Designated at fair value through profit or loss	At amortized cost	Total	Designated at fair value through profit or loss	At amortized cost	Total

Short-term payables	6,424	–	6,424	9,238	–	9,238
Long-term payables due within current year*	11,099	639	11,738	7,717	2,426	10,143
over one year	20,963	7,989	28,952	22,968	6,752	29,720
Total long-term payables	32,062	8,628	40,690	30,685	9,178	39,863
Total loans payable	$ 38,486	$ 8,628	$ 47,114	$ 39,923	$ 9,178	$ 49,101

*  Includes accrued interest of $10 million (2016 - $5 million).

The amount to be paid at maturity on the debt designated at fair value through profit or loss was $38,387 million (2016 – $39,742 million), $99 million less than the December 2017 fair value (2016 – $181 million).

In 2017, there were unrealized foreign exchange translation gains of $417 million (2016 – gains of $169 million) on our loans payable designated at amortized cost. The foreign exchange exposure of these loans payable is managed as part of our foreign currency risk management together with all other assets and liabilities. Refer to Note 25 for further details on our consolidated foreign exchange translation exposures and Note 35 for our consolidated foreign exchange translation (gain) loss.

The following table notes the changes in loans payable arising from financing activities:

(in millions of Canadian dollars)			Dec. 31, 2017			Dec. 31, 2016

	Short–term loans payable	Long–term loans payable	Total	Short–term loans payable	Long–term loans payable	Total

Balance at beginning of year	9,238	39,863	49,101	9,911	36,998	46,909

Net cash flows	(2,285)	2,763	478	(399)	4,527	4,128

Non-cash changes

Foreign exchange translation	(529)	(1,857)	(2,386)	(284)	(1,594)	(1,878)

Fair value changes	–	(80)	(80)	(2)	(37)	(39)

Change in accrued interest	–	1	1	12	(31)	(19)
Balance at end of year	$ 6,424	$ 40,690	$ 47,114	$ 9,238	$ 39,863	$ 49,101

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CONSOLIDATED FINANCIAL STATEMENTS

STRUCTURED NOTES

We have entered into a number of structured notes as part of our funding program. Structured notes are hybrid securities that combine debt instruments with derivative components.

Structured notes outstanding, included in loans payable, were as follows:

(in millions of Canadian dollars)	2017	2016

Callable/extendible	722	936

Zero coupon	92	96

Dual currency	–	6
Total	$ 814	$ 1,038

We have executed swap contracts to mitigate interest rate risk and foreign exchange risk on these structured borrowings. These contracts ensure that we will receive proceeds from the swap to meet the requirements of settling and servicing the debt obligation. In swapping out of the underlying bond issue, the potential interest rate risk has been converted to credit risk. Credit exposure on derivative instruments is further discussed in Note 16.

16.	Derivative Instruments

We use a variety of derivative instruments to manage costs, returns and levels of financial risk associated with our funding, investment and risk management activities.

We currently use, but are not limited to, the following types of instruments:

Interest rate swaps - transactions in which two parties exchange interest flows on a specified notional amount on predetermined dates for a specified period of time using agreed-upon fixed or floating rates of interest. Notional amounts upon which interest payments/receipts are based are not exchanged.

Cross currency interest rate swaps - transactions in which two parties exchange currencies at inception and at maturity, as well as interest flows on the exchanged amounts on predetermined dates for a specified period of time using agreed-upon fixed or floating rates of interest.

Foreign exchange swaps - commitments to exchange cash flows in different currencies where there are two exchanges; the first is made at the spot rate at inception and the second at a predetermined rate on a specified date in the future.

Foreign exchange forwards - commitments to exchange cash flows in different currencies, for which the foreign exchange rate is predetermined, at a specified date in the future.

In any transaction there is a potential for loss. This loss potential is represented by (1) credit risk, wherein a counterparty fails to perform an obligation as agreed upon, causing the other party to incur a financial loss, and (2) interest rate risk and foreign exchange risk, where an exposure exists as a result of changes in foreign exchange rates or interest rates.

We manage our exposure to interest rate risk and foreign exchange risk using limits developed in consultation with the Department of Finance and approved by our Board of Directors. Both our internal policies and guidelines (established in the Risk Management Office and approved by our Board of Directors) and those set by the Minister of Finance limit our use of derivatives. We do not use derivative instruments for speculative purposes.

We manage our exposure to derivative counterparty credit risk by contracting only with creditworthy counterparties, establishing International Swaps and Derivatives Association (ISDA) master netting agreements, and in certain cases entering into collateral agreements, via Credit Support Annex with those counterparties. Internal policies and procedures establish credit approvals, controls and monitoring.

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CONSOLIDATED FINANCIAL STATEMENTS

Under ISDA master netting agreements, the amounts owing by each counterparty on a single day may be netted into a single payment by currency. We do not use these agreements for daily netting, and accordingly, the ISDA agreements do not meet the criteria for offsetting in the consolidated statement of financial position. We retain the use of these agreements to allow the right to offset all outstanding derivative instruments upon specific credit events such as the default of one of the parties to the agreement. Upon such events, all transactions under the agreement are terminated, a net termination value is assessed which determines the final amount payable to settle all outstanding transactions.

Collateral agreements provide for the posting of collateral by the counterparty when our exposure to that entity exceeds a certain threshold. Collateral is held by a third party custodian and at the end of 2017 totalled $24 million (2016 – $22 million) and consists of AAA rated government issued securities.

All derivative counterparties must have a minimum credit rating of A- and any exception must be approved by the Board of Directors. In 2017, we did not hold any derivatives with counterparties that had a rating below this requirement (2016 – none).

In 2017, we reviewed our contracts for embedded derivatives in non-financial contracts and determined that there were no embedded derivatives.

Notional amounts are not recorded as assets or liabilities on our consolidated statement of financial position as they only represent the face amount of the contract to which a rate or a price is applied to determine the amount of cash flows to be exchanged.

The remaining term to maturity for the notional amounts of our derivative contracts was as follows:

(in millions of Canadian dollars)			Dec. 31, 2017				Dec. 31, 2016

	Remaining term to maturity				Remaining term to maturity

	Under 1 year	1 to 3 years	Over 3 years	Total	Under 1 year	1 to 3 years	Over 3 years	Total

Interest rate swaps	8,090	14,688	11,301	34,079	4,744	11,928	5,731	22,403

Cross currency interest rate swaps	4,085	4,846	3,815	12,746	2,775	6,831	3,862	13,468

Foreign exchange swaps	4,156	–	–	4,156	4,878	–	–	4,878

Foreign exchange forwards	37	–	–	37	113	–	–	113
Total derivative instruments	$ 16,368	$ 19,534	$ 15,116	$ 51,018	$ 12,510	$ 18,759	$ 9,593	$ 40,862
The following table provides the fair values for each category of derivative financial instrument:
(in millions of Canadian dollars)		Dec. 31, 2017			Dec. 31, 2016

	Positive	Negative	Total	Positive	Negative	Total

Cross currency interest rate swaps	167	1,329	(1,162)	125	2,599	(2,474)

Interest rate swaps	95	267	(172)	113	190	(77)

Foreign exchange swaps	53	91	(38)	86	27	59

Foreign exchange forwards	–	3	(3)	–	3	(3)

Total derivative instruments	315	1,690	(1,375)	324	2,819	(2,495)

Impact of netting agreements	(263)	(263)	–	(120)	(120)	–

Total*	$ 52	$ 1,427	$ (1,375)	$ 204	$ 2,699	$ (2,495)

Applicable collateral			(24)			(22)
Net amount			$ (1,399)			$ (2,517)

*	Includes net derivative instrument liabilities arising from financing activities of $863 million (2016 - $1,429 million).

EDC 2017 Annual Report    109

CONSOLIDATED FINANCIAL STATEMENTS

The following table notes the changes in derivative instruments arising from financing activities:

(in millions of Canadian dollars)	Dec. 31, 2017	Dec. 31, 2016

Balance at beginning of year	(1,429)	(1,341)

Net cash flows	257	548

Non-cash changes

Foreign exchange translation and other	402	(403)

Fair value changes	(54)	(153)

Change in accrued interest	(39)	(80)
Balance at end of year	$ (863)	$ (1,429)

17.	Debt Instrument Maturities

We can combine debt instruments with derivative instruments to generate floating rate funding. For example, a fixed rate debt issue can be combined with an interest rate swap to generate floating rate funding instead of issuing a floating rate note. Issuing fixed rate debt as well as floating rate notes provides us with access to a more diversified investor base. The following table shows our resulting net fixed and floating rate debt positions, as well as the maturities and yields of those net positions. Although we measure our swaps and the majority of debt instruments at their fair value on the financial statements, they are shown below at their notional amounts in order to provide information on cash requirements at maturity of the instruments.

(in millions of Canadian dollars)	Dec. 31, 2017				Dec. 31, 2016

Year of maturity	Debt issues	Swap contracts	Net	Yield* (%)	Debt issues	Swap contracts	Net	Yield* (%)

Fixed rate issues

2017	–	–	–	–	6,350	(3,526)	2,824	0.96

2018	8,703	(7,194)	1,509	1.48	8,867	(7,925)	942	1.23

2019	8,582	(3,930)	4,652	1.56	7,625	(3,590)	4,035	1.56

2020	6,721	(5,439)	1,282	1.75	3,634	(3,634)	–	–

2021	5,059	(2,891)	2,168	1.06	3,882	(1,836)	2,046	1.14

2022	2,611	(2,611)	–	–	–	–	–	–

2023 to 2027	302	(302)	–	–	283	(283)	–	–

2028 and beyond	63	(63)	–	–	66	(66)	–	–
Subtotal	32,041	(22,430)	9,611	1.39	30,707	(20,860)	9,847	1.34

Floating rate issues

2017	–	–	–		12,983	3,792	16,775

2018	9,410	7,680	17,090		2,535	8,628	11,163

2019	2,640	4,115	6,755		1,345	3,901	5,246

2020	1,383	5,551	6,934		1,345	3,773	5,118

2021	–	2,895	2,895		–	1,863	1,863

2022	1,531	2,612	4,143		–	–	–

2023 to 2027	–	302	302		–	283	283

2028 and beyond	–	63	63		–	67	67

Subtotal	14,964	23,218	38,182	1.39	18,208	22,307	40,515	1.00
Total	$ 47,005	$ 788	$ 47,793		$ 48,915	$ 1,447	$ 50,362

*	Refers to yield to maturity for fixed rate issues and yield to reset for floating rate issues.

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CONSOLIDATED FINANCIAL STATEMENTS

At the end of 2017, the contractual cash flows, including principal and interest, related to our debt portfolio were as follows:

(in millions of Canadian dollars)	Dec. 31, 2017					Dec. 31, 2016

	Under 1 year	1 to 3 years	Over 3 to 5 years	Over 5 years	Total	Under 1 year	1 to 3 years	Over 3 to 5 years	Over 5 years	Total

Debt	18,206	19,934	9,725	585	48,450	19,388	21,024	9,336	587	50,335

Swap contracts

Receivable	(7,288)	(9,763)	(5,941)	(587)	(23,579)	(3,590)	(11,960)	(5,837)	(588)	(21,975)

Payable	7,725	9,722	5,530	365	23,342	3,813	12,587	5,654	351	22,405
Total	$ 18,643	$ 19,893	$ 9,314	$ 363	$ 48,213	$ 19,611	$ 21,651	$ 9,153	$ 350	$ 50,765

Credit exposure and other details of derivative instruments are included as part of Note 16.

18.	Premium and Claims Liabilities

The premium and claims liabilities broken down by product group were as follows:

(in millions of Canadian dollars)	Dec. 31, 2017			Dec. 31, 2016

	Insurance	Reinsurance	Net liabilities	Insurance	Reinsurance	Net liabilities

Credit insurance*	274	(13)	261	248	(13)	235

Contract insurance and bonding	45	(1)	44	34	(4)	30

Political risk insurance	289	(89)	200	374	(99)	275
Total	$ 608	$ (103)	$ 505	$ 656	$ (116)	$ 540

*	Includes financial institutions insurance.

The premium and claims liabilities were comprised of the following components:

(in millions of Canadian dollars)	Dec. 31, 2017	Dec. 31, 2016

Deferred insurance premiums	146	157

Allowance for claims on insurance	462	499

Total premium and claims liabilities	608	656

Reinsurers’ share of allowance for claims on insurance	(71)	(90)

Prepaid reinsurance	(32)	(26)

Reinsurers’ share of premium and claims liabilities	(103)	(116)
Net premium and claims liabilities	$ 505	$ 540

During the year, the premium and claims liabilities were impacted by the following factors:

(in millions of Canadian dollars)	Dec. 31, 2017			Dec. 31, 2016

	Insurance	Reinsurance	Net liabilities	Insurance	Reinsurance	Net liabilities

Balance at beginning of year	656	(116)	540	688	(141)	547

Change in portfolio make-up and risk ratings	14	(22)	(8)	53	12	65

Update of actuarial assumptions	(3)	21	18	11	–	11

Update to expense assumption methodology	(36)	5	(31)	–	–	–

Update to severity of loss methodology	–	–	–	(84)	9	(75)

Foreign exchange translation	(23)	9	(14)	(12)	4	(8)
Balance at end of year	$ 608	$ (103)	$ 505	$ 656	$ (116)	$ 540

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CONSOLIDATED FINANCIAL STATEMENTS

In 2017, we updated the methodology for the expense assumption used in the actuarial calculation of our allowance for claims on insurance for political risk and contract insurance and bonding policies. The difference between using the updated methodology and the prior methodology as at December 31, 2017 is a $31 million release of allowance and represents a change in accounting estimate. This change in estimate also impacted claims-related expenses reported in Note 34. The impact on future periods has not been determined as it is impracticable to estimate.

19.	Financing Commitments

We have three types of financing commitments.

The first type is undisbursed amounts on signed loan agreements totalling $20,784 million (2016 – $19,147 million). These commitments are immediately available to the obligor for drawdown subject to continued adherence to contractual covenants established under the financing agreements.

Undisbursed amounts on signed loan agreements with their committed fixed rates or committed floating rate spreads are outlined in the following table. All yields are computed on a weighted average basis and the spreads over floating interest rates represent the spreads over base rates which consist mainly of U.S. dollar LIBOR.

(in millions of Canadian dollars)				Dec. 31, 2017					Dec. 31, 2016

	Fixed $	Estimated spot yield %	Floating $	Spread %	Total $	Fixed $	Estimated spot yield %	Floating $	Spread %	Total $

Commercial	1,013	3.00	19,635	1.37	20,648	865	2.46	18,010	1.36	18,875

Sovereign	120	2.86	16	2.03	136	272	2.86	–	–	272
Total	$ 1,133	2.99	$ 19,651	1.37	$ 20,784	$ 1,137	2.56	$ 18,010	1.36	$ 19,147

We also have loan and loan guarantee commitments for which terms related to the transaction, such as interest rate type and disbursement schedule, have not yet been determined. This category of commitments includes letters of offer accepted and outstanding for loans of $3,756 million (2016 – $2,523 million) and loan guarantees of $18 million (2016 – $41 million) as well as unallocated confirmed lines of credit of $112 million (2016 – $181 million).

The third type of financing commitment relates to undisbursed investment commitments of $1 million for direct investments (2016 – $12 million) and fund investments of $784 million (2016 – $902 million). The majority of these commitments are drawn down over a five-year period, although drawdowns may occur over the life of the fund at the discretion of the fund managers.

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CONSOLIDATED FINANCIAL STATEMENTS

20.	Contingent Liabilities

INSURANCE IN FORCE AND LOAN GUARANTEES

As described in Note 1, we are subject to a limit imposed by the Act on our contingent liabilities related to the total outstanding principal amount owing under all insurance policies, reinsurance policies, indemnities and guarantees of the greater of (i) $45 billion and (ii) an amount equal to 10 times the authorized capital of the Corporation. The following table presents the net amount of these contingent liabilities:

(in millions of Canadian dollars)	Dec. 31, 2017	Dec. 31, 2016

Insurance in force:

Credit insurance	9,294	9,480

Financial institutions insurance	3,392	3,900

Contract insurance and bonding	8,297	8,171

Political risk insurance	915	1,392

Reinsurance ceded*	(250)	(250)

Insurance in force	21,648	22,693

Loan guarantees	2,616	2,514
Total	$ 24,264	$ 25,207

*  Represents treaty reinsurance agreements covering most bonding obligors and the short-term export credit insurance portfolio, including most foreign bank exposures.

Insurance in Force

Exposure on our insurance in force at the end of 2017 totalled $21,648 million (2016 – $22,693 million). Net premium and claims liabilities related to this exposure on the consolidated statement of financial position was $505 million (2016 – $540 million); refer to Note 18 for further details. For details regarding insurance products and risks refer to Note 21.

Loan Guarantees

We issue loan guarantees to cover non-payment of principal, interest and fees due to financial institutions providing loans to Canadian exporters or buyers of Canadian goods and services. Calls on guarantees result in our recognition of a loan asset within our financial statements and become a direct obligation of the exporter or buyer. At the end of 2017, loan guarantees with performing obligors were $2,544 million of which $35 million were secured (2016 – $2,482 million in performing guarantees of which $38 million were secured). Loan guarantees with impaired obligors were $72 million for 2017 of which none were secured (2016 – $32 million of which none were secured).

Loan guarantees on the consolidated statement of financial position were comprised as follows:

(in millions of Canadian dollars)	Dec. 31, 2017	Dec. 31, 2016

Deferred guarantee fee revenue	57	62

Allowance for losses on loan guarantees	135	105
Total	$ 192	$ 167

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CONSOLIDATED FINANCIAL STATEMENTS

MATURITY ANALYSIS

The maturity profile of our insurance in force and loan guarantees is summarized as follows:

(in millions of Canadian dollars)	Dec. 31, 2017

	Credit insurance	Financial institutions insurance	Contract insurance and bonding		Political risk insurance	Loan guarantees	Reinsurance ceded *	Total
			Policies	Guarantees

2018	8,813	3,271	144	2,477	84	2,494	(250)	17,033

2019	129	121	212	1,889	199	–	–	2,550

2020	288	–	72	889	117	23	–	1,389

2021	59	–	28	149	29	79	–	344

2022	5	–	47	51	139	6	–	248

2023 – 2027	–	–	12	2,327	239	14	–	2,592

2028 and beyond	–	–	–	–	108	–	–	108
Total	$ 9,294	$ 3,392	$ 515	$ 7,782	$ 915	$ 2,616	$ (250)	$ 24,264

(in millions of Canadian dollars)								Dec. 31, 2016

	Credit insurance	Financial institutions insurance	Contract insurance and bonding		Political risk insurance	Loan guarantees	Reinsurance ceded *	Total
			Policies	Guarantees

2017	9,398	3,813	131	2,353	456	2,444	(250)	18,345

2018	76	87	320	1,338	147	3	–	1,971

2019	4	–	137	414	110	–	–	665

2020	2	–	33	682	62	27	–	806

2021	–	–	29	16	168	24	–	237

2022	–	–	4	7	20	8	–	39

2023 – 2027	–	–	18	2,689	340	8	–	3,055

2028 and beyond	–	–	–	–	89	–	–	89
Total	$ 9,480	$ 3,900	$ 672	$ 7,499	$ 1,392	$ 2,514	$ (250)	$ 25,207

*	Represents treaty reinsurance agreements covering most bonding obligors and the short-term export credit insurance portfolio, including most foreign bank exposures.

LEGAL PROCEEDINGS

We are involved in various legal proceedings in the ordinary course of business. Management does not expect the outcome of any of these proceedings to have a material effect on our consolidated financial position or our results of operations.

21.	Insurance Risks

INSURANCE AND FINANCIAL RISK

We principally issue insurance to our customers to protect them against non-payment by an obligor and/or other losses. Guarantees and surety bond insurance are typically issued to the counterparties of our customers in order to provide them with recourse should our customers not perform as contracted.

We define insurance risk to be the risk that the actual experience under an insurance policy does not follow what was anticipated at policy inception.

The risks within our insurance program are mitigated by diversification across geographical markets, industries and a portfolio of insurance contracts across uncorrelated product lines. We further manage our risk through the application of a detailed underwriting process which ensures that exposures receive tiered levels of due diligence based on their size and level of risk. Our risk acceptance decisions are supported by the Corporation’s resources in the areas of economics, political risk and legal. Our risk management procedures also include the use of risk transfer arrangements.

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CONSOLIDATED FINANCIAL STATEMENTS

The core operating principles for risk transfer activity are to (1) mitigate potential large losses due to existing high concentration in obligor, sector and country risk, (2) protect from credit deterioration within the portfolio and (3) proactively acquire additional credit capacity.

We engage in various risk transfer activities primarily through co-insurance and reinsurance. Co-insurance can be defined as leveraging another insurer’s capacity by jointly sharing the risk of the original insurance policy. A co-insurance agreement is typically put in place at the time of origination of the transaction. Under this structure, we are not exposed to the credit risk of the co-insurer.

Under a reinsurance structure, we assume the risk of the original policy, and cede that risk to a counterparty (the “reinsurer”) to limit our exposure to large losses. We have treaty reinsurance agreements covering the short-term export credit insurance portfolio, most bonding and foreign bank exposures, and the political risk insurance portfolio. We additionally have facultative reinsurance agreements covering specific credit insurance policies and buyers and some large bonding obligors, as well as specific political risk insurance policies. Reinsurance contracts do not relieve us of our obligations to the insured; however, they do provide for the recovery of claims arising from the liabilities ceded. Under a reinsurance structure, we are exposed to the credit risk of the reinsurer (referred to as counterparty risk). To help mitigate this risk, our placement of reinsurance is diversified such that it is not dependent on a single reinsurer. Reinsurance counterparty exposure is managed under our reinsurance counterparty management procedures and monitored by our Risk Management team.

In addition to our risk management procedures discussed above, our Claims and Recoveries team thoroughly reviews debt files at all stages of the overdue, claim and recovery process. This team manages and pursues debt files so as to minimize losses. Continuously evolving documentation and analytical standards also ensure that the claims process and its outcomes are appropriate and consistent.

We also manage our exposure through policy structuring measures including the use of maximum liability amounts and risk sharing with our customers on certain contracts.

Note that the terms “exposure” and “insurance in force” are used interchangeably throughout this section to refer to the lesser of current policy declarations and the total maximum liability of all active policies at the reporting date. In this section, issued and assumed policies are grouped together to reflect their similar risk impacts to the corporation.

CONCENTRATIONS OF INSURANCE RISK

Management identifies concentrations of insurance risk through the review of portfolio data and sensitivity analysis. Risk limits are imposed at the insurance product level to ensure that we are not over-exposed to any one risk. Concentrations of insurance risk can result from large policies with specific entities, as well as from geographical region. Concentrations of risk for our insurance business are discussed below based on the four principal insurance product groups that we underwrite.

Credit Insurance

Credit insurance protects exporters of goods and services trading on credit terms of generally up to one year against non-payment due to commercial and political risks. Commercial and political risks covered include buyer insolvency, default, repudiation of goods by buyer, contract cancellation and conversion and risk transfer, cancellation of export or import permits or war-related risks.

Our primary risk in the credit insurance product group is the credit risk of our customers’ obligors. During our underwriting process, our assessment considers both an entity’s ability and willingness to pay. Ability to pay is primarily based on the financial strength, operations and leadership of the entity (commercial or sovereign) that is the source of our risk. Other factors, such as the environment of the entity’s industry, the economy and political and geographical events are also considered. Willingness to pay is assessed based on the entity’s payment history, reputation and governance.

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CONSOLIDATED FINANCIAL STATEMENTS

We use a rating system to assign risk levels to our customers’ obligors. Buyer credit limits for each obligor are then established and approved for specified periods of time. The percentage of outstanding buyer limits based on the internal ratings assigned to the policyholders’ obligors, as well as the equivalent external ratings, were as follows:

			Dec. 31, 2017	Dec. 31, 2016

Internal risk level	Standard & Poor’s	Moody’s	Percentage of outstanding buyer limits	Percentage of outstanding buyer limits

Low	AAA to A–	Aaa to A3	35%	33%

Moderate	BBB+ to BBB–	Baa1 to Baa3	29%	28%

Medium	BB+ to BB	Ba1 to Ba2	15%	16%

High	BB– to B–	Ba3 to B3	17%	20%

Priority watch	CCC+ to D	Caa1 to C	4%	3%

The major concentrations of risk by country based on the total potential risk exposure for the credit insurance product group were as follows:

(in millions of Canadian dollars)	Dec. 31, 2017				Dec. 31, 2016

	Credit insurance	Reinsurance ceded	Net credit insurance		Credit insurance	Reinsurance ceded	Net credit insurance

United States	4,785	(4)	4,781	United States	4,816	(27)	4,789

Brazil	540	–	540	Brazil	742	–	742

China	414	(1)	413	China	323	(1)	322

United Kingdom	309	(26)	283	United Kingdom	321	(28)	293

Mexico	273	–	273	Australia	277	–	277

Other	3,013	(9)	3,004	Other	3,096	(39)	3,057
Total	$ 9,334	$ (40)	$ 9,294	Total	$ 9,575	$ (95)	$ 9,480

Financial Institutions Insurance

Financial institutions insurance provides Canadian banks with credit risk and payment risk mitigation on terms of generally less than one year. Within our financial institutions insurance product group, our primary risk lies with the credit rating of the foreign bank. At the end of 2017, our financial institutions insurance policies had outstanding $1,421 million (2016 – $1,609 million) of insurance exposure that was rated as investment grade and $1,971 million (2016 – $2,291 million) of insurance exposure rated as non-investment grade.

Additional risk can arise from significant transactions within a geographical region. The major concentrations of risk by country for the financial institutions product group, based on the total potential risk exposure, were as follows:

(in millions of Canadian dollars)	Dec. 31, 2017		Dec. 31, 2016

Turkey	983	Turkey	1,011

United States	346	United Arab Emirates	420

Peru	203	Brazil	367

Canada	200	Cayman Islands	248

India	199	United States	233

Other	1,461	Other	1,621
Total	$ 3,392	Total	$ 3,900

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CONSOLIDATED FINANCIAL STATEMENTS

Contract Insurance and Bonding

Contract insurance and bonding provides cover for sales on exposure terms usually greater than one year and includes export credit insurance and guarantees, performance guarantees and surety, extending cover for risks inherent in performance-related obligations. We issue performance security guarantees which provide coverage to the exporter’s bank for up to 100% of the guarantee value in the event of any call by the buyer. Financial security guarantees are issued to provide coverage to the exporter’s bank for up to 100% of the guarantee value in the event of any call by the supplier and foreign bank. These guarantees stipulate a recovery provision whereby the third party, the exporter, agrees to indemnify us should a payment be made under the guarantee. Unless otherwise stated, the indemnification agreement generally ranks as an unsecured liability of the exporter. Foreign exchange guarantees are also issued which provide a guarantee to secure the settlement risks associated with foreign exchange forward contracts.

The primary source of risk within the contract insurance and bonding product group is the credit rating of our policies’ obligors. We assign an internal risk rating to each policy’s obligor, based on a number of factors, including external credit rating and country of transaction.

The major concentrations of risk by internal risk rating based on the total insurance in force for the contract insurance and bonding product group were as follows:

(in millions of Canadian dollars)	2017	2016

Internal risk level	Outstanding risk exposure	Outstanding risk exposure

AA to BBB-	5,597	4,879

BB+ to B-	2,563	3,171

CCC+ and below	137	121

Total	$ 8,297	$ 8,171

The major concentrations of risk by country for the contract insurance and bonding product group, based on total insurance in force, were as follows:

(in millions of Canadian dollars)				Dec. 31, 2017

	Contract insurance and bonding	Insurance guarantees	Reinsurance ceded	Net contract insurance and bonding

Canada	310	8,821	(1,081)	8,050

Brazil	96	–	–	96

United States	32	5	–	37

United Arab Emirates	14	–	–	14

United Kingdom	13	–	–	13

Other	50	37	–	87
Total	$ 515	$ 8,863	$ (1,081)	$ 8,297

(in millions of Canadian dollars)				Dec. 31, 2016

	Contract insurance and bonding	Insurance guarantees	Reinsurance ceded	Net contract insurance and bonding

Canada	472	8,345	(899)	7,918

Brazil	103	–	–	103

United States	39	11	–	50

United Arab Emirates	14	–	–	14

Israel	7	–	–	7

Other	37	42	–	79
Total	$ 672	$ 8,398	$ (899)	$ 8,171

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CONSOLIDATED FINANCIAL STATEMENTS

Contract insurance and bonding guarantees in force were as follows:

(in millions of Canadian dollars)	Dec. 31, 2017	Dec. 31, 2016

Contract insurance and bonding:

Performance security guarantees	8,500	8,050

Foreign exchange guarantees	363	346

Financial security guarantees	–	2

Gross contract insurance and bonding guarantees	8,863	8,398

Performance security guarantees ceded	(1,081)	(899)

Contract insurance and bonding guarantees	$ 7,782	$ 7,499

Political Risk Insurance

Political risk insurance provides risk protection for equity and other investments abroad with the underwriting based primarily on political risks. Our risk assessment considers politically motivated events that may jeopardize our customers’ assets or income in a foreign market. As a baseline for our risk assessment of a given market, we assess the transfer and convertibility of local currency, expropriation risk as well as the risk of political violence. The policyholder can request coverage for multiple countries; however, our risk exposure is limited to the maximum liability of the policy.

Our major country exposures for political risk insurance by total insurance in force were as follows:

(in millions of Canadian dollars)	Dec. 31, 2017			Dec. 31, 2016

	Political risk insurance	Reinsurance ceded	Net political risk insurance		Political risk insurance	Reinsurance ceded	Net political risk insurance

China	982	(699)	283	Venezuela	379	(20)	359

Angola	229	(44)	185	Trinidad and Tobago	334	–	334

Mexico	568	(393)	175	China	1,027	(717)	310

Ghana	300	(163)	137	Russia	302	–	302

Brazil	406	(302)	104	Tunisia	300	–	300

Puerto Rico	457	(361)	96	Qatar	300	–	300

Thailand	679	(585)	94	Algeria	300	–	300

Jamaica	675	(592)	83	Libya	300	–	300

Colombia	434	(355)	79	Yemen	300	–	300

Uruguay	427	(354)	73	Angola	370	(88)	282

Other	4,202	(3,063)	1,139	Other	9,540	(6,816)	2,724

	9,359	(6,911)	2,448		13,452	(7,641)	5,811

Country limits in excess of policy limits	(7,338)	5,805	(1,533)	Country limits in excess of policy limits	(10,632)	6,213	(4,419)
Total	$ 2,021	$ (1,106)	$ 915	Total	$ 2,820	$ (1,428)	$ 1,392

Risks and Sensitivities

There is a limitation upon the accuracy of the premium and claims liabilities as there is an inherent uncertainty in any estimate of premium and claims liabilities. There is uncertainty in any estimate because future events could affect the ultimate claim amounts. Examples of future events include, but are not limited to:

(1)	economic cycles;
(2)	higher than anticipated claim loss development;
(3)	concentration of credit losses; and
(4)	geo-political considerations.

Therefore, the actual ultimate claim amount may differ materially from estimates. However, we have employed standard actuarial techniques and appropriate assumptions to mitigate this risk.

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CONSOLIDATED FINANCIAL STATEMENTS

The following table illustrates the impact on net income of variations in key risk components. These risk components are analyzed and estimated using EDC’s own loss experience. A qualitative component is added to these quantitative risk components as warranted by the external factors previously mentioned.

A 10% change was applied to key risk components and the impact on premium and claims liabilities was quantified.

Key Risks Sensitivities

(in millions of Canadian dollars)	Dec. 31, 2017

	Changes in assumptions	Impact on gross liabilities	Impact on net liabilities	Impact on net income

Frequency of claims	+10%	29	20	(20)

Frequency of claims	–10%	(30)	(20)	20

Severity of claims	+10%	34	23	(23)

Severity of claims	–10%	(35)	(23)	23

Foreign exchange rates	+10%	45	30	(30)

Foreign exchange rates	–10%	(41)	(28)	28

Claims development	+10%	9	9	(9)

Claims development	–10%	(9)	(9)	9

(in millions of Canadian dollars)				Dec. 31, 2016

	Changes in assumptions	Impact on gross liabilities	Impact on net liabilities	Impact on net income

Frequency of claims	+10%	28	22	(22)

Frequency of claims	–10%	(29)	(22)	22

Severity of claims	+10%	36	26	(26)

Severity of claims	–10%	(37)	(26)	26

Foreign exchange rates	+10%	54	37	(37)

Foreign exchange rates	–10%	(45)	(32)	32

Claims development	+10%	8	8	(8)

Claims development	–10%	(8)	(8)	8

Claims Development

As time passes, the ultimate cost for the claims becomes more certain. The chart below compares actual claims with previous estimates for the credit insurance portfolio:

(in millions of Canadian dollars)

Underwriting Year	2013	2014	2015	2016	2017	Total

Estimate of ultimate claims:

At end of underwriting year	24	37	51	60	150

One year later	40	74	59	60

Two years later	85	63	56

Three years later	84	57

Four years later	88

Estimate of ultimate claims at Dec. 31, 2017	88	57	56	60	150	411

Cumulative incurred losses at Dec. 31, 2017	(87)	(56)	(54)	(46)	(86)	(329)

Effect of margin and discounting	1	1	1	2	11	16

2013-2017 Claim Liabilities (IBNR) at Dec. 31, 2017	2	2	3	16	75	98

2003-2012 Claim Liabilities (IBNR) at Dec. 31, 2017						2
2003-2017 Claim Liabilities (IBNR) at Dec. 31, 2017						$ 100

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CONSOLIDATED FINANCIAL STATEMENTS

22.	Equity

EDC’s authorized share capital is $3.0 billion consisting of 30 million shares with a par value of $100 each. The number of shares issued and fully paid is 13.3 million (2016 – 13.3 million). These shares entitle our shareholder to receive a dividend from time to time. No shares were issued in 2017 (2016 – nil). In 2017, a dividend of $786 million was paid to the Government of Canada (2016 – $500 million). The dividend per share in 2017 was $59.10 (2016 – $37.59).

23.	Capital Management

EDC has a capital management process in place to ensure that we are appropriately capitalized and that our capital position is identified, measured, managed and regularly reported to the Board of Directors. We are not subject to externally imposed capital requirements.

Our primary objective with respect to capital management is to ensure that EDC has adequate capital to support the evolving needs of Canadian exporters and investors while remaining financially self-sustaining.

We manage our capital through a Board-approved capital adequacy policy. Under our capital adequacy policy, we determine whether we have adequate capital by comparing the supply of capital to the demand for capital. The policy also includes an eligible dividend methodology to guide the Board of Directors in determining a potential dividend amount.

We have a capital management framework in place which follows the Internal Capital Adequacy Assessment Process (ICAAP). Demand for capital, which is calculated by a model that estimates the capital required to cover the extreme value of potential losses, includes credit, market, operational, pension plan and business/strategic risk. The supply of capital is determined by our financial statements and consists of paid-in share capital and retained earnings. Our dividend policy compares our supply of capital at year-end to the demand of capital and returns the capital surplus over a planning horizon of five years.

A key principle in our capital management is the establishment of a target solvency standard or credit rating which determines the level of demand for capital that is required to cover EDC’s exposures in exceptional circumstances. We target a level of capitalization sufficient to cover potential losses consistent with a rating standard of AA.

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CONSOLIDATED FINANCIAL STATEMENTS

24.	Interest Rate Risk

The following table summarizes our interest rate risk based on the gap between the notional amount of assets and liabilities grouped by the earlier of contractual re-pricing or maturity dates. Notional amounts reflect our true exposure to re-pricing at various maturities. The differences between the notional amounts and the carrying values, the positions not subject to re-pricing risk and equity are presented in the non-interest rate sensitive column to ensure comparability with the consolidated statement of financial position. The effective interest rates shown indicate historical rates for fixed rate and floating rate instruments.

(in millions of Canadian dollars)	Immediately rate–sensitive	Up to 6 months	Over 6 to 12 months	Over 1 to 5 years	Over 5 years	Non-interest rate sensitive(1)	Dec. 31, 2017 Total

Assets

Cash and marketable securities	157	3,383	493	3,287	917	(23)	8,214

Effective interest rate %	0%	1.28%	1.56%	1.72%	2.16%

Gross loans receivable	591	38,589	886	6,316	3,902	915	51,199

Effective interest rate %	7.28%	3.44%	3.95%	3.66%	3.76%

Less:

Deferred revenue and other credits	–	–	–	–	–	(313)	(313)

Allowance for losses on loans	–	–	–	–	–	(1,363)	(1,363)

Investments at fair value through profit or loss	–	–	–	–	–	1,124	1,124

Other assets and accrued interest	–	–	–	–	–	1,259	1,259

Total assets	$ 748	$ 41,972	$ 1,379	$ 9,603	$ 4,819	$ 1,599	$ 60,120

Liabilities and equity

Loans payable	–	18,906	4,761	22,974	364	109	47,114

Effective interest rate %	–	1.68%	1.43%	1.71%	2.55%

Total pay side instruments on swap contracts	–	31,407	754	2,733	4,121	13,282	52,297

Effective interest rate %	–	1.35%	1.50%	1.81%	2.19%

Total receive side instruments on swap contracts	–	(17,300)	(4,132)	(16,380)	(365)	(12,841)	(51,018)

Effective interest rate %	–	1.12%	1.51%	1.90%	2.55%

Cumulative foreign exchange translation on cross currency interest rate swaps(2)	–	–	–	–	–	(1,279)	(1,279)

Total loans payable							47,114

Other liabilities and deferred revenue	–	–	–	–	–	2,966	2,966

Equity						10,040	10,040

Total liabilities and equity	$ –	$ 33,013	$ 1,383	$ 9,327	$ 4,120	$ 12,277	$ 60,120

At December 31, 2017

Total gap	748	8,959	(4)	276	699	(10,678)	–

Cumulative gap	748	9,707	9,703	9,979	10,678	–	–

Canadian dollar	306	1,783	78	514	398	(3,079)	–

Foreign currency	442	7,176	(82)	(238)	301	(7,599)	–

Total gap	$ 748	$ 8,959	$ (4)	$ 276	$ 699	$ (10,678)	$ –

(1)

Included in non-interest rate sensitive amounts are the differences between the carrying amounts and the notional amounts, foreign exchange contracts and foreign exchange forwards not sensitive to interest rates.

(2)

Due to foreign exchange translation, the pay and receive side instruments may not net to zero. This amount represents the difference caused by foreign exchange translation on the pay and receive side instruments on swap contracts.

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CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Canadian dollars)	Immediately rate–sensitive	Up to 6 months	Over 6 to 12 months	Over 1 to 5 years	Over 5 years	Non-interest rate sensitive (1)	Dec. 31, 2016 Total

Assets

Cash and marketable securities	330	3,334	234	2,656	825	10	7,389

Effective interest rate %	0%	0.59%	1.29%	1.68%	2.02%

Gross loans receivable	523	42,386	898	7,358	3,173	1,037	55,375

Effective interest rate %	6.29%	3.11%	4.05%	3.69%	4.25%

Less:

Deferred revenue and other credits	–	–	–	–	–	(361)	(361)

Allowance for losses on loans	–	–	–	–	–	(1,552)	(1,552)

Investments at fair value through profit or loss	–	–	–	–	–	1,005	1,005

Other assets and accrued interest	–	–	–	–	–	1,268	1,268
Total assets	$ 853	$ 45,720	$ 1,132	$ 10,014	$ 3,998	$ 1,407	$ 63,124

Liabilities and equity

Loans payable	–	21,617	3,458	23,489	351	186	49,101

Effective interest rate %	–	0.96%	1.45%	1.60%	2.54%

Total pay side instruments on swap contracts	–	31,959	269	335	663	10,200	43,426

Effective interest rate %	–	1.11%	0.75%	4.18%	2.42%

Total receive side instruments on swap contracts	–	(9,625)	(3,458)	(17,745)	(1,014)	(9,020)	(40,862)

Effective interest rate %	–	0.35%	1.45%	1.79%	2.44%

Cumulative foreign exchange translation on cross currency interest rate swaps(2)	–	–	–	–	–	(2,564)	(2,564)

Total loans payable							49,101

Other liabilities and deferred revenue	–	–	–	–	–	4,260	4,260

Equity						9,763	9,763
Total liabilities and equity	$ –	$ 43,951	$ 269	$ 6,079	$ –	$ 12,825	$ 63,124

At December 31, 2016

Total gap	853	1,769	863	3,935	3,998	(11,418)	–

Cumulative gap	853	2,622	3,485	7,420	11,418	–	–

Canadian dollar	197	2,007	68	524	321	(3,117)	–

Foreign currency	656	(238)	795	3,411	3,677	(8,301)	–

Total gap	$ 853	$ 1,769	$ 863	$ 3,935	$ 3,998	$ (11,418)	$ –

(1)

Included in non-interest rate sensitive amounts are the differences between the carrying amounts and the notional amounts, foreign exchange contracts and foreign exchange forwards not sensitive to interest rates.

(2)

Due to foreign exchange translation, the pay and receive side instruments may not net to zero. This amount represents the difference caused by foreign exchange translation on the pay and receive side instruments on swap contracts.

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CONSOLIDATED FINANCIAL STATEMENTS

25.	Foreign Currency Balances

We have substantial assets and liabilities denominated in U.S. dollars and in other currencies. In addition, we have derivative instruments denominated in various currencies. The purpose of these derivative instruments is to manage the foreign currency exposures of our asset and liability positions, while remaining within treasury guidelines and limits approved by our Board of Directors.

The following table shows our net foreign currency exposure expressed in Canadian equivalent dollars:

(in millions of Canadian dollars)					Dec. 31, 2017
	Assets	Liabilities	Derivative instruments	Net foreign currency exposure	Foreign exchange rate

U.S. dollar	46,725	(35,919)	(10,681)	125	1.2572

Euro	3,351	(1,241)	(2,013)	97	1.5084

Australian dollar	2,142	(3,650)	1,518	10	0.9809

British pound	2,000	(4,626)	2,616	(10)	1.6973

Mexican peso	568	–	(563)	5	0.0639

South African rand	550	–	(549)	1	0.1016

Colombian peso	185	–	(183)	2	0.0004

New Zealand dollar	111	(1,334)	1,224	1	0.8910

Czech koruna	99	–	(97)	2	0.0590

Polish zloty	83	–	(82)	1	0.3612

Other	135	(466)	337	6

(in millions of Canadian dollars)					Dec. 31, 2016
	Assets	Liabilities	Derivative instruments	Net foreign currency exposure	Foreign exchange rate

U.S. dollar	50,719	(39,967)	(10,537)	215	1.3448

Euro	3,026	(1,172)	(1,797)	57	1.4162

Australian dollar	2,113	(3,396)	1,293	10	0.9706

British pound	807	(2,966)	2,152	(7)	1.6581

South African rand	529	–	(525)	4	0.0979

Mexican peso	500	–	(493)	7	0.0652

Colombian peso	194	–	(195)	(1)	0.0005

Swedish krona	123	–	(120)	3	0.1477

Czech koruna	84	–	(82)	2	0.0524

New Zealand dollar	78	(1,743)	1,667	2	0.9346

Other	187	(607)	417	(3)

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CONSOLIDATED FINANCIAL STATEMENTS

26.	Fair Value of Financial Instruments

Fair value represents our estimation of the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

As with any estimate, uncertainty is inherent due to the unpredictability of future events. In the case of estimating the fair value of our financial instruments, this uncertainty is magnified due to the large number of assumptions used and the wide range of acceptable valuation techniques. Estimates of fair values are based on market conditions at a certain point in time, and may not be reflective of future market conditions. Therefore, the estimates of the fair value of financial instruments outlined as follows do not necessarily reflect the actual values that may occur should the instruments be exchanged in the market.

(in millions of Canadian dollars)		Dec. 31, 2017		Dec. 31, 2016

	Carrying value	Fair value	Carrying value	Fair value

Assets

Performing fixed rate loans*	12,303	12,461	12,088	12,190

Performing floating rate loans*	37,094	38,046	41,114	41,679

Total performing loans receivable*	49,397	50,507	53,202	53,869

Impaired loans	370	370	501	501

Loans receivable and accrued interest and fees	49,767	50,877	53,703	54,370

Marketable securities	8,057	8,057	7,059	7,059

Derivative instruments	315	315	324	324

Investments at fair value through profit or loss	1,124	1,124	1,005	1,005

Recoverable insurance claims	65	65	63	63

Other assets	138	136	156	154

Liabilities

Accounts payable and other credits	123	125	142	145

Loans payable	47,114	47,021	49,101	49,019

Derivative instruments	1,690	1,690	2,819	2,819

Loan guarantees	192	154	167	123

*	Performing loans receivable includes accrued interest and fees receivable net of allowance for losses on loans, deferred loan revenue and other credits.

We have controls and policies in place to ensure that our valuations are appropriate and realistic. In general, the methodologies, models and assumptions used to measure the fair value of our financial assets and liabilities are determined by our Risk Management team, which is not involved in the initiation of the transactions. The models, valuation methodologies, and market-based parameters and inputs that are used are subject to regular review and validation, including a comparison with values from outside agencies. In limited circumstances where the valuation of a financial instrument is not independent from the initiation of the transaction, the resulting valuation is subject to review by a valuation committee. The valuation committee meets periodically. Instruments are reviewed and placed on the fair value hierarchy by the valuation committee before being fully implemented.

The assumptions and valuation techniques that we use to estimate fair values are as follows:

LOANS RECEIVABLE

In order to estimate the fair value of our performing loans receivable (including accrued interest and fees receivable net of deferred loan revenue), we separate them into risk pools and calculate the net present value of principal and interest cash flows. The discount rates are obtained from yield curves for each risk pool and are specific to the credit risk and term to maturity associated with each principal and interest cash flow.

The fair value of impaired loans is considered to be equal to their carrying value. Once a loan has been assessed as impaired, the carrying value is reduced to reflect the present value of any estimated future cash flows discounted at the loan’s original effective interest rate.

Loans receivable valued using unobservable market inputs, such as yield curves for low credit-rated loans, are categorized as Level 3 in the fair value hierarchy.

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CONSOLIDATED FINANCIAL STATEMENTS

MARKETABLE SECURITIES

We estimate the fair value of marketable securities using observable market prices. If such prices are not available, we determine the fair value by discounting future cash flows using an appropriate yield curve.

INVESTMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

Our approach to fair value measurement has been developed using International Private Equity and Venture Capital Valuation Guidelines. Depending on the type of direct investment, we estimate fair value using one of the following: market-based methodologies, such as the quoted share price from available market data, price of recent investment, multiples, or industry benchmarks; income-based methodologies such as discounted cash flows; or replacement cost-based methodology such as net assets. Our fund valuations are performed using their most recent published financial statements. The valuations are established by investment managers, reviewed by management and approved by an independent valuation committee that is comprised of representatives from our Risk Management and Finance groups. The valuation methods are constantly validated and calibrated through discussions with co-investors and market participants, taking into account all known market events.

In the process of assessing the fair value for certain investment instruments, estimates determined in a manner consistent with industry practice are employed in the models which cannot be directly observed in the market. EDC’s unobservable estimates are outlined in the table below:

(in millions of Canadian dollars)

Valuation technique	Unobservable input	Range (average)	Fair value at Dec. 31, 2017(1)

Multiples	Multiple (Sales or EBITDA(2))	0.9 – 10.0 (6.5)	100

	Liquidity Discount	25% – 30% (28%)	15

	Discount Rate	25% – 40% (35%)	11
Discounted Cash Flows	Discount Rate	0% – 10% (3%)	4

(1)	The valuation of an investment may use multiple unobservable inputs and therefore its fair value can be included multiple times in the fair value amounts.
(2)	Earnings before interest, taxes, depreciation and amortization.

RECOVERABLE INSURANCE CLAIMS

For the purpose of estimating their fair value, recoverable insurance claims are separated into groups of estimated time to recovery. The time to recovery of insurance claims is relatively short; therefore, the fair value is considered to be equal to the expected future cash flows.

OTHER ASSETS AND ACCOUNTS PAYABLE AND OTHER CREDITS

The fair value of short-term other assets and accounts payable and other credits are assumed to equal their carrying value due to their short-term nature. For long-term other assets and accounts payable, we estimate fair value by discounting future cash flows using an appropriate yield curve.

LOANS PAYABLE

The fair value of our less complex loans payable is determined using the discounted cash flow method. Forward rates are used to value floating rate cash flows occurring in the future. Cash flows are discounted using the respective currency’s yield curve. Inputs to the models are market observable and may include interest rate yield curves and foreign exchange rates.

For our more complex loans payable which may include optionality, we estimate fair value using valuation models when independent market prices are not available. Inputs to these models include option volatilities and correlations in addition to interest rate yield curves and foreign exchange rates. All models are reviewed on a three year rotational basis and are calibrated automatically each time a model is employed in valuing a deal. Changes in fair value are analyzed every month.

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CONSOLIDATED FINANCIAL STATEMENTS

EDC hedges its structured notes using interest rate and cross currency swaps that convert EDC’s obligations into floating rate notes. The receive leg of the swap mirrors the payment structure of EDC’s structured notes; thus, any slight inaccuracy in the derivation of expected future payments on EDC’s structured notes or their valuation is negated by the opposite valuation and derivation of the expected future payments from the receive leg of the swap.

Loans payable valued using unobservable inputs derived from market data, such as interest rate volatility for maturities greater than 15 years, are categorized as Level 3 in the fair value hierarchy.

DERIVATIVE INSTRUMENTS

Foreign exchange forwards and foreign exchange swaps are valued by discounting the notional amounts using the respective currency’s yield curve and converting the amounts using the spot Canadian dollar exchange rate.

Interest rate and cross currency interest rate swaps are valued using a discounted cash flow method. Forward rates are used to determine floating rate cash flows occurring in the future. Cash flows are discounted using the respective currency’s yield curve. Inputs to the models are market observable and may include interest rate yield curves and foreign exchange rates.

For more complex swaps which may include optionality, including cross currency interest rate swaps, interest rate swaps and non-deliverable forwards, the fair value is determined using models which are developed from recognized valuation techniques, validated and managed in the same manner as our more complex loans payable as described above. Credit default swaps are valued with the additional input of market based par credit default swap spreads or by using quoted prices from dealers where appropriate.

The valuations determined using the methodologies described above are adjusted for the credit risk of the counterparty where appropriate.

Derivative instruments valued using unobservable inputs derived by market data, such as interest rate volatility for maturities greater than 15 years, are categorized as Level 3 in the fair value hierarchy.

LOAN GUARANTEES

We estimate the fair value of loan guarantees as the calculated allowance for losses before taking into account any deferred guarantee fee revenue already received. This represents management’s best estimate of probable credit losses and is based on the incurred loss model.

FAIR VALUE HIERARCHY

The following table presents the fair value hierarchy of our financial instruments based on whether the inputs to the valuation techniques are observable or unobservable.

›	Level 1 - fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

›

Level 2 - fair values are determined using inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

›	Level 3 - fair values are determined using inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

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CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Canadian dollars)	Dec. 31, 2017				Dec. 31, 2016

	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Assets

Performing fixed rate loans	–	12,016	445	12,461	–	11,720	470	12,190

Performing floating rate loans	–	37,812	234	38,046	–	41,233	446	41,679

Total performing loans receivable	–	49,828	679	50,507	–	52,953	916	53,869

Impaired loans	–	370	–	370	–	501	–	501

Loans receivable and accrued interest and fees	–	50,198	679	50,877	–	53,454	916	54,370

Marketable securities	4,235	3,822	–	8,057	3,734	3,325	–	7,059

Derivative instruments	–	287	28	315	–	297	27	324

Investments at fair value through profit or loss	3	–	1,121	1,124	–	–	1,005	1,005

Recoverable insurance claims	–	–	65	65	–	–	63	63

Other assets	100	36	–	136	89	65	–	154

Liabilities

Accounts payable and other credits	89	36	–	125	99	46	–	145

Loans payable	–	46,929	92	47,021	–	48,923	96	49,019

Derivative instruments	–	1,690	–	1,690	–	2,819	–	2,819

Loan guarantees	–	154	–	154	–	123	–	123

The following table summarizes the reconciliation of Level 3 fair values between 2017 and 2016 for recoverable insurance claims, investments at fair value through profit or loss, loans payable designated at fair value through profit or loss and derivative instruments.

(in millions of Canadian dollars)					Dec. 31, 2017

	Recoverable insurance claims	Investments at fair value through profit or loss	Loans payable designated at fair value through profit or loss	Derivative instruments	Total

Balance at beginning of year	63	1,005	(96)	27	999

Increase in recoverable insurance claims	6	–	–	–	6

Change in accrued interest	–	–	(5)	5	–

Unrealized gains (losses) included in other (income) expenses	–	23	2	(1)	24

Purchases of assets/issuances of liabilities	–	290	–	–	290

Return of capital	–	(155)	–	–	(155)

Foreign exchange translation	(4)	(42)	7	(3)	(42)
Balance at end of year	$ 65	$ 1,121	$ (92)	$ 28	$ 1,122
Total gains (losses) for the year included in comprehensive income for instruments held at end of the year	$ 6	$ (35)	$ (2)	$ (2)	$ (33)

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CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Canadian dollars)					Dec. 31, 2016

	Recoverable insurance claims	Investments at fair value through profit or loss	Loans payable designated at fair value through profit or loss	Derivative instruments	Total

Balance at beginning of year	54	847	(335)	83	649

Increase in recoverable insurance claims	10	–	–	–	10

Change in accrued interest	–	–	47	(47)	–

Unrealized gains (losses) included in other (income) expenses	–	57	13	(8)	62

Purchases of assets/issuances of liabilities	–	241	–	–	241

Matured assets/liabilities	–	–	166	–	166

Return of capital	–	(125)	–	–	(125)

Foreign exchange translation	(1)	(15)	13	(1)	(4)
Balance at end of year	$ 63	$ 1,005	$ (96)	$ 27	$ 999
Total gains (losses) for the year included in comprehensive income for instruments held at end of the year	$ 10	$ (39)	$ (3)	$ (4)	$ (36)

Changes in valuation methods may result in transfers into or out of Levels 1, 2 and 3. No transfers occurred in 2017 (2016 – nil).

In 2017, a sensitivity analysis was performed using possible alternative assumptions to recalculate the fair value of our Level 3 financial instruments. The fair value of Level 3 financial instruments is in whole or in part based on unobservable inputs. In preparing financial statements, appropriate levels for these unobservable inputs parameters are chosen so that they are consistent with prevailing market evidence or management judgment.

In order to perform our sensitivity analysis on our Level 3 loans payable and derivative assets, we adjusted the yield curve and volatility assumptions used to value them. The results of our analysis on our Level 3 loans payable ranged from an unfavourable change of $0.2 million to a favourable change of $0.6 million. On our Level 3 derivative assets the impact ranged from an unfavourable change of $0.1 million to a favourable change of $0.1 million.

In order to perform our sensitivity analysis for our Level 3 investments, we adjusted the unobservable inputs. The unobservable inputs used to value our Level 3 investments include one or more of the following: multiple of sales, liquidity discount, multiple of EBITDA and discount rate. When multiple unobservable inputs are shocked, no netting is considered, resulting in the highest favourable or unfavourable change. The results of our analysis on our Level 3 investments ranged from an unfavourable change of $56 million to a favourable change of $61 million.

27.	Financial Instrument Risks

The principal risks that we are exposed to as a result of holding financial instruments are credit, market and liquidity risk.

CREDIT RISK

Credit risk is the risk of loss incurred if a counterparty fails to meet its financial commitments. We are exposed to credit risk on financial instruments under both our loans program and our treasury activities. Our objectives, policies and processes for managing credit risk as well as the methods we use to measure this risk are disclosed in the notes related to our derivative instruments and debt instruments, as well as in the blue text in management’s discussion and analysis on pages 59 to 60 and 66 to 67 of this annual report.

Concentration of Credit Risk

Concentration of credit risk exposure exists when a number of counterparties operate in the same geographical market or industry, or engage in similar activities. Changes in economic or political conditions may affect their ability to meet obligations in a similar manner. We have limits in place to ensure that our exposure is not overly concentrated in any one country, industry or counterparty. Exposure in excess of these limits requires the approval of our Board of Directors.

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CONSOLIDATED FINANCIAL STATEMENTS

The following table provides a breakdown, by the country in which the risk resides, of the maximum gross exposure to credit risk of financial instruments:

(in millions of Canadian dollars)	Gross loans receivable	Loan guarantees	Investments	Marketable securities and derivative instruments	(1)	Risk transfer	Dec. 31, 2017 Exposure		Dec. 31, 2016 Exposure(2)

Country							$	%	$	%

United States	9,275	525	40	6,813		302	16,955	27	19,233	29

Canada	4,455	1,642	553	803		120	7,573	12	7,685	12

United Kingdom	3,778	6	–	162		1,546	5,492	9	4,160	6

India	3,688	1	155	–		(257)	3,587	6	2,711	4

Australia	2,860	–	–	149		–	3,009	5	3,526	5

Chile	2,901	4	–	–		(654)	2,251	3	1,993	3

Brazil	2,374	23	65	–		(256)	2,206	3	3,492	5

Mexico	2,961	55	24	–		(905)	2,135	3	2,042	3

Saudi Arabia	2,017	2	–	–		–	2,019	3	2,293	3

China	1,513	–	168	–		–	1,681	3	1,783	3

Other	15,377	358	119	602		104	16,560	26	17,689	27
Total	$ 51,199	$ 2,616	$ 1,124	$ 8,529		$ –	$ 63,468	100	$ 66,607	100

(1)	Includes cash.
(2)	Prior period has been reclassified to reflect current period presentation.

The concentration of credit risk by industry sector for our financial instruments was as follows:

(in millions of Canadian dollars)	Gross loans receivable	Loan guarantees	Investments	Marketable securities and derivative instruments	(1)	Risk transfer	Dec.31, 2017 Exposure		Dec. 31, 2016 Exposure(2)

Industry							$	%	$	%

Commercial:

Aerospace	12,113	89	–	–		(79)	12,123	19	13,857	21

Financial institutions	3,216	4	–	1,679		2,829	7,728	12	8,970	13

Oil and gas	8,528	179	27	–		(1,207)	7,527	12	9,086	14

Mining	7,787	113	7	–		(1,306)	6,601	10	7,827	12

Information and communication technologies	5,882	414	315	–		(331)	6,280	10	6,309	9

Surface transportation	5,064	607	–	–		–	5,671	9	5,662	9

Infrastructure and environment	4,587	354	275	–		–	5,216	8	4,290	6

Other	2,832	785	500	–		–	4,117	7	3,666	6

Total commercial	50,009	2,545	1,124	1,679		(94)	55,263	87	59,667	90

Sovereign	1,190	71	–	6,850		94	8,205	13	6,940	10
Total	$ 51,199	$ 2,616	$ 1,124	$ 8,529		$ –	$ 63,468	100	$ 66,607	100

(1)	Includes cash.
(2)	Prior period has been reclassified to reflect current period presentation.

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CONSOLIDATED FINANCIAL STATEMENTS

MARKET RISK

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risks: foreign exchange risk, interest rate risk and other price risk. We are exposed to potential negative impacts on the value of financial instruments resulting from adverse movements in interest and foreign exchange rates. We have policies and procedures in place to ensure that interest rate and foreign exchange risks are identified, measured, managed and regularly reported to management and the Board of Directors.

INTEREST RATE RISK

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to potential adverse impacts on the value of financial instruments resulting from differences in the maturities or repricing dates of assets and liabilities, as well as from embedded optionality in those assets and liabilities.

FOREIGN EXCHANGE RISK

Foreign exchange risk is the potential adverse impact on the value of financial instruments resulting from exchange rate movements. We are exposed to foreign exchange rate risk when there is a mismatch between assets and liabilities in any currency.

Our objectives, policies and processes for managing market risk as well as a sensitivity analysis for our exposure to both interest rate and foreign exchange risk are disclosed in the text and tables highlighted in management’s discussion and analysis on pages 68 to 69 of this annual report.

LIQUIDITY RISK

Liquidity risk is the risk that we would be unable to honour daily cash commitments or the risk that we would have to obtain funds rapidly, possibly at an excessively high premium during severe market conditions. We maintain liquidity through a variety of methods such as holding cash and marketable securities and having access to commercial paper markets.

Our objectives, policies and processes for managing liquidity risk as well as the methods we use to measure this risk are disclosed in the text and tables highlighted in management’s discussion and analysis on pages 69 to 70 of this annual report.

28.	Structured Entities

A structured entity (SE) is defined as an entity created to accomplish a narrow and well-defined objective. Under IFRS 10 – Consolidated Financial Statements, when a reporting entity has power over a SE and is exposed, or has rights to variable returns from its involvement with a SE and has the ability to affect those returns through its power over the SE, the reporting entity is considered to have control over the SE which must be consolidated within the reporting entity’s financial statements. When the reporting entity does not control the SE, consolidation is not required under IFRS 10.

CONSOLIDATED STRUCTURED ENTITIES

In the 2005 to 2012 timeframe, we foreclosed on a number of aircraft loans and as a result, various aircraft for which we were a secured lender were returned to us. Since 2006, these aircraft were placed into trusts which are considered to be SEs that we control under IFRS.

These trusts have, therefore, been consolidated and had assets held-for-sale and total assets of $12 million at the end of 2017 (2016 – $13 million). Refer to Note 8 for further details on the assets.

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CONSOLIDATED FINANCIAL STATEMENTS

UNCONSOLIDATED STRUCTURED ENTITIES

In the normal course of business, we sometimes provide financing and in some cases guarantees to equity investors via SEs, typically in the transportation and extractive sectors. As we do not control these entities, they do not require consolidation under IFRS 10. The following table summarizes our maximum exposure to loss for transactions structured through SEs as well as the carrying values recognized in the consolidated statement of financial position of EDC’s interest in these unconsolidated SEs.

(in millions of Canadian dollars)	Dec. 31, 2017	Dec. 31, 2016

SEs included in the consolidated statement of financial position

Loans receivable	14,369	14,391

Allowance for losses on loans	(440)	(421)

Net loans receivable	13,929	13,970

Fund investments	985	890

Maximum exposure in the consolidated statement of financial position	14,914	14,860

Commitments and guarantees*

Commitments

Signed loan agreements	1,783	1,354

Letters of offer	965	28

Fund investments	784	902

Guarantees provided to equity holders	308	337

Maximum exposure to commitments and guarantees	3,840	2,621

Maximum exposure to structured entities	$ 18,754	$ 17,481

*	Refer to Note 19.

We invest in funds which are pooled investment vehicles structured as limited partnerships and financed by the limited partners. These funds invest primarily in private or public companies and are considered to be SEs.

29.	Loan Revenue

(in millions of Canadian dollars)	2017	2016

Loan interest – floating rate	1,259	1,114

Loan interest – fixed rate	453	417

Loan fee revenue	184	170

Impaired revenue	19	19
Total loan revenue	$ 1,915	$ 1,720
30. Interest Expense
(in millions of Canadian dollars)	2017	2016

Loans payable and derivatives

Short-term payables	133	117

Long-term payables and derivatives - floating	439	247

Long-term payables and derivatives - fixed*	141	84

Other	2	2
Total interest expense	$ 715	$ 450

*	Includes interest expense for debt classified at amortized cost of $106 million (2016 – $93 million).

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CONSOLIDATED FINANCIAL STATEMENTS

31.	Financing Related Expenses

(in millions of Canadian dollars)	2017	2016

Risk mitigation expense	37	30

Other	8	7
Total financing related expenses	$ 45	$ 37

32.	Net Insurance Premiums and Guarantee Fees

(in millions of Canadian dollars)			Dec. 31, 2017			Dec. 31, 2016

	Direct premiums and guarantee fees	Reinsurance premiums ceded	Net premiums and guarantee fees	Direct premiums and guarantee fees	Reinsurance premiums ceded	Net premiums and guarantee fees

Credit insurance	112	(7)	105	108	(7)	101

Financial institutions insurance	18	–	18	21	(1)	20

Contract insurance and bonding	83	(16)	67	72	(10)	62

Political risk insurance	26	(16)	10	28	(19)	9
Total	$ 239	$ (39)	$ 200	$ 229	$ (37)	$ 192

33.	Reversal of Provision for Credit Losses

The composition of the reversal of provision for credit losses, expressed on the consolidated statement of comprehensive income, was as follows:

(in millions of Canadian dollars)	2017	2016

Updated probability of default and loss given default models(1)	(123)	(137)

Update to allowance assumption(1)	(46)	–

Changes in portfolio composition(2)	(55)	78

Increased concentration threshold	(6)	(9)

Credit migration	111	37
Reversal of provision for credit losses	$ (119)	$ (31)

(1)	Refer to Note 6.
(2)

Represents provision requirement (release) as a result of repayments, performing loan sales, disbursements and new financing commitments. Also includes the impact of changes in collateral values for our secured loans as these impacts should be considered in conjunction with the impact of the repayments on these loans.

(in millions of Canadian dollars)	2017	2016

Reversal of provision for losses on loans	(90)	(4)

Reversal of provision for losses on loan commitments	(61)	(30)

Provision for losses on loan guarantees	32	3
Reversal of provision for credit losses	$ (119)	$ (31)

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CONSOLIDATED FINANCIAL STATEMENTS

34.	Claims-Related Expenses

The composition of the claims-related expenses, expressed on the consolidated statement of comprehensive income, was as follows:

(in millions of Canadian dollars)	2017	2016

Claims paid	201	110

Claims recovered	(41)	(14)

Claims recovered from reinsurers	(3)	(9)

Actuarial increase (decrease) in the net allowance for claims on insurance	3	(33)

Increase in recoverable insurance claims	(6)	(10)

Claims handling expenses	3	2
Total claims-related expenses	$ 157	$ 46

35.	Other (Income) Expenses

(in millions of Canadian dollars)	2017	2016

Net realized and unrealized gain on loans payable designated at fair value through profit or loss	(78)	(30)

Net realized and unrealized loss on derivatives	59	89

Net realized and unrealized gain on investments at fair value through profit or loss	(33)	(40)

Net realized and unrealized loss on marketable securities at fair value through profit or loss	26	19

Loss on sale of loan assets	19	10

Loss on sale and impairment of aircraft	11	21

Foreign exchange translation loss	10	9

Other	20	(2)
Total other (income) expenses	$ 34	$ 76

36.	Administrative Expenses

(in millions of Canadian dollars)	2017	2016

Salaries and benefits	213	198

Pension, other retirement and post-employment benefits	51	50

Professional services	35	20

Amortization and depreciation	27	25

Occupancy	27	27

Systems costs	25	18

Marketing and communications	20	17

Travel, hospitality and conferences	9	8

Other	24	22
Total administrative expenses	$ 431	$ 385

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CONSOLIDATED FINANCIAL STATEMENTS

37.	Retirement Benefit Plans

PENSION PLANS

The Registered Pension Plan (RPP) was established on April 24, 2000 as a defined benefit plan (DB) and, effective January 1, 2012, a defined contribution (DC) component was added. The RPP is registered under the Pension Benefits Standards Act (PBSA) with the Office of the Superintendent of Financial Institutions (OSFI) Canada. As a registered pension plan as defined under the Income Tax Act (ITA), the RPP is not subject to income taxes for the contributions or investment income.

For employees hired prior to January 1, 2012, the DB component of the RPP provides a benefit based on years of pensionable service and the best consecutive five year average pensionable earnings. Employee and employer contributions are pooled into a fund and the employer directs the investments. Upon retirement, the benefits are fully indexed to inflation and paid from the fund.

For employees hired on or after January 1, 2012, the DC component of the RPP provides a benefit that is the accumulation of employee and employer contributions and investment income in the employee’s account. Employees choose to contribute a fixed percentage up to a maximum of 6% of their pensionable earnings, which is matched by the employer based on the employee’s age and years of eligible service. The contributions are invested as directed by each employee from a selection of available investment options.

When the RPP was established, the Supplementary Retirement Plan (SRP) was also created, the purpose of which is to supplement benefits for members whose benefits and/or contributions under the RPP are affected by ITA maximums. The SRP increases their benefits to the level which would be payable under the RPP if these maximums did not apply. Effective January 1, 2012, a DC component was added. The RPP and SRP defined benefit plans’ durations are 21 and 20 years.

EDC has been working towards a more appropriate cost sharing between EDC and employees. As a result, as of December 24, 2017, employee contributions became mandatory. During the year the plan text was amended to increase the member contribution rates under the defined benefit component of the Plan.

OTHER BENEFIT PLANS

We maintain a closed retiring allowance program (service accumulation ceased July 1, 2013) and provide certain life insurance, health and dental care benefits to retired employees who qualify. These plans’ durations are 20 years and are funded as the cost of benefits is incurred. Costs are accrued based on actuarial calculations.

PLANS’ GOVERNANCE STRUCTURE

EDC’s pension governance structure is comprised of the Human Resources Committee of the Board (HRC) and three management groups. The first management group, the Management Pension Committee (MPC), is at the executive level, while the Pension Working Group (PWG), and the Pension Investment Advisory Committee (PIAC) are at the operational level.

The HRC has oversight responsibilities with respect to pension plan design, amendments, funding, asset mix, investment structure and appointments or terminations of investment managers. In addition, the HRC reviews investment policies, goals and performance and also seeks and receives assurances from management on pension matters that have been delegated.

The MPC has authority for all decisions about the pension that have not been retained by the HRC. The MPC focuses on key strategic decisions and provides recommendations to the HRC for plan design changes. The MPC approves changes to plan custodians, oversees and supports pension activities undertaken by the PWG and the PIAC. The PWG is responsible for implementing policies, managing and monitoring fund operations and undertaking day to day operational functions. The PIAC monitors funds’ investment performance and meets with the investment managers on a periodic basis and provides its recommendations to the MPC.

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CONSOLIDATED FINANCIAL STATEMENTS

RISK MITIGATION

The RPP’s and the SRP’s investment portfolios are subject to a variety of financial instrument risks that could adversely affect the cash flows, financial position and income of the Plans. The Plans’ financial risk is concentrated in their investment holdings and includes credit risk, liquidity risk and market risk. The exposure to these risks is not considered to be significant or unusual. The Plans’ Statements of Investment Policies and Procedures (SIPP) prescribe an asset mix policy, require portfolio investment diversification and limit exposure to individual investments and major asset classes to reduce the level of risk associated with the Plans. The SIPPs are reviewed at least annually and investment principles and beliefs are revisited periodically to ensure that changes to the investment policies are made if required.

FUNDING RISK

Funding risk is the risk that the investment asset growth and contribution rates of the pension plan will not be sufficient to cover the pension obligations, resulting in unfunded liabilities. In accordance with regulatory requirements, if any unfunded liabilities exist, special contributions are required over specified future periods in order to reduce any deficit determined by the actuarial valuation process. The most significant contributors to funding risk are fluctuations in discount rates and returns on assets.

OTHER RISKS

The DB obligation is subject to measurement uncertainty due to the use of actuarial assumptions such as discount rates, mortality rates, rate of compensation increases as well as withdrawal and retirement rates. The impact of these factors on the pension plan and other post-employment benefits can be significant and volatile at times.

The following table presents a reconciliation of the net asset and obligation of the DB plans, including the present value of the DB retirement benefit obligations and the fair value of plan assets:

(in millions of Canadian dollars)	Dec. 31, 2017						Dec. 31, 2016

	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total

Defined benefit obligations:

Obligation beginning of year	942	85	233	1,260	895	74	216	1,185

Current service costs	25	2	8	35	27	3	6	36

Interest cost on benefit obligation	39	3	10	52	38	3	9	50

Employee contributions	10	1	–	11	9	–	–	9

Actuarial (gain) loss from changes in plan experience	(6)	(2)	(84)	(92)	(6)	3	–	(3)

Actuarial loss from changes in financial assumptions	75	6	21	102	–	3	4	7

Benefits paid	(21)	(2)	(2)	(25)	(21)	(1)	(2)	(24)

Obligation at end of year(1)	1,064	93	186	1,343	942	85	233	1,260

Fair value of plan assets:

Fair value at beginning of year	985	78	–	1,063	892	68	–	960

Interest income on plan assets	40	3	–	43	37	3	–	40

Return on plan assets, excluding interest income on plan assets	74	2	–	76	30	–	–	30

Employer contributions	41	16	2	59	39	8	2	49

Employee contributions	10	1	–	11	9	–	–	9

Benefits paid	(21)	(2)	(2)	(25)	(21)	(1)	(2)	(24)

Administrative costs	(1)	–	1	–	(1)	–	–	(1)

Fair value at end of year(1)	1,128	98	1	1,227	985	78	–	1,063

Funded status – plan (deficit) surplus(2)	$ 64	$ 5	$ (185)	$ (116)	$ 43	$ (7)	$ (233)	$ (197)

(1)	The asset ceiling test had no impact on the asset or obligation position of the Plans.
(2)

On the Statement of Financial Position, the RPP and SRP is classified as retirement benefit assets totalling $69 million and the Other benefit plans are classified as retirement benefit obligations totalling $185 million.

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CONSOLIDATED FINANCIAL STATEMENTS

ASSET MIX

The objective when managing capital of the Plans is to safeguard the ability to continue as a going concern in order to maintain adequate assets to support investment activities of the Plans and to ensure adequate assets to fund future benefit payments. The Plans’ policies are to invest in a diversified portfolio of investments, based on criteria established in the SIPPs which assist in the management of capital and mitigation of risk. Periodically, an asset-liability modeling (ALM) study is performed to ensure that the pension plan’s investment strategy policies are appropriate in terms of risk and return profiles to ensure proper matching to meet our long-term funding obligation. The results of the ALM are reviewed by the PIAC and recommendations, if any, are made to the MPC and the HRC as part of the annual SIPPs review. An ALM study was initiated in late 2016 and the PIAC recommendations were partially implemented in 2017. The remaining recommendations from the ALM study will be implemented in 2018. At December 31, 2017, the asset mixes deviate from the allocation as set out in the SIPP as a result of this staggered implementation; the SIPP permits such deviations in transition periods, as authorized by the committees.

The following table outlines the target allocation and asset mix of the DB plans’ assets:

	Registered Pension Plan			Supplementary Retirement Plan*
	2017 Target %	2017%	2016%	2017%	2016%

Cash	–	–	–	44%	44%

Debt securities	30%	25%	27%	–	–

Equities	55%	61%	59%	56%	56%

Alternatives	15%	14%	14%	–	–
Total	100%	100%	100%	100%	100%

*	The target is 100% in equity securities, net of cash held in a refundable tax account as prescribed by Canada Revenue Agency (CRA).

FAIR VALUE MEASUREMENTS

All financial instruments of the Plans recognized at fair value in the consolidated statement of financial position must be classified into fair value hierarchy levels as shown in the table below, based on the extent to which the inputs used to measure the fair value are observable or unobservable as defined in Note 26 Fair Value of Financial Instruments.

(in millions of Canadian dollars)	Dec. 31, 2017				Dec. 31, 2016

	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Fixed income	–	283	–	283	–	268	–	268

Equities

Canadian	–	151	–	151	–	209	–	209

International	–	250	–	250	–	128	–	128

U.S.	–	155	–	155	–	147	–	147

Global equities	–	184	–	184	–	133	–	133

Alternatives	–	37	120	157	–	22	117	139

Derivatives	–	(2)	–	(2)	–	3	–	3

Other*	49	–	–	49	36	–	–	36
Total	$ 49	$ 1,058	$ 120	$ 1,227	$ 36	$ 910	$ 117	$ 1,063

*	Represents cash and cash held with CRA.

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CONSOLIDATED FINANCIAL STATEMENTS

The pension expenses recognized in the consolidated statement of comprehensive income, as split in their DB and DC components, were as follows:

(in millions of Canadian dollars)	2017				2016

	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total

Defined benefit

Current service costs	25	2	8	35	27	3	6	36

Administrative costs	1	–	–	1	1	–	–	1
Service costs	26	2	8	36	28	3	6	37

Interest cost on benefit obligation	39	3	10	52	38	3	9	50

Interest income on plan assets	(40)	(3)	–	(43)	(37)	(3)	–	(40)

Net interest on the defined benefit liability (asset)	(1)	–	10	9	1	–	9	10
Total defined benefit expense	25	2	18	45	29	3	15	47
Defined contribution expense	6	–	–	6	3	–	–	3
Total expense recognized in profit or loss	$ 31	$ 2	$ 18	$ 51	$ 32	$ 3	$ 15	$ 50

KEY ASSUMPTIONS

The following table outlines the key assumptions used in measuring the obligations of the defined benefit components of the plans:

Assumptions	Dec. 31, 2017			Dec. 31, 2016

(Weighted average)	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans

Defined benefit obligation:

Discount rate	3.6%	3.6%	3.5%	4.0%	4.0%	4.0%

Inflation	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%

Rate of compensation increase*	4.0%	4.0%	4.5%	4.8%	4.8%	5.5%

Benefit costs:

Discount rate on projected defined benefit obligation	4.0%	4.0%	4.0%	4.1%	4.1%	4.1%

Inflation	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%

Rate of compensationincrease*	4.8%	4.8%	5.5%	5.5%	5.5%	5.8%

Assumed medical cost trend:

Initial medical cost trend rate	–	–	5.6%	–	–	5.9%

Medical cost trend ratedeclines to	–	–	4.5%	–	–	4.5%

Year that the rate reaches the ultimate trend rate	–	–	2020	–	–	2020

Dental care trend	–	–	4.3%	–	–	4.3%

*	The rate of compensation increase includes a merit and promotional component which varies by age for each individual employee.

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CONSOLIDATED FINANCIAL STATEMENTS

Due to the long-term nature of the pension plans, the calculation of expenses and obligations depends on various assumptions. These assumptions require significant judgment and have inherent uncertainties that management may not be able to control. The assumptions are determined annually by management, in consultation with our actuaries.

Accounting standards require that the discount rate used to determine the DB obligations be based on market rates for high-quality corporate bonds that match the currency and estimated term of the obligations. Our methodology used to set the discount rate is based on the Canadian Institute of Actuaries’ (CIA) preferred methodology. The standards also require that the interest income on plan assets be computed by applying the discount rate used to measure the plan obligation at the beginning of the year.

The rate of compensation increase used for the DB obligation represents a long-term assumption and includes components for merit and promotion adjustments.

Assumptions regarding future mortality experience are set based on actuarial advice in accordance with published statistics in the form of post-retirement mortality tables.

RE-MEASUREMENTS RECOGNIZED IN OTHER COMPREHENSIVE INCOME (OCI)

As a result of applying the previously discussed assumptions, actuarial gains or losses on the DB plans arise from the difference between actual and expected experience and are immediately recognized in OCI. These amounts have been closed out to retained earnings. As such, there is no accumulated OCI in respect of these amounts.

During the year an actuarial experience study was conducted based on a CIA study and EDC experience to determine the aging utilization trend on retiree claims for drug coverage, hospital and other medical claims. This resulted in a gain of $63 million relating to plan experience assumption included in OCI for Other Benefits.

The table below summarizes the re-measurement recognized in OCI during the year:

(in millions of Canadian dollars)				2017				2016

	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total

Re-measurement on retirement benefit obligations

Actuarial gains (losses) – plan experience assumptions	6	2	84	92	6	(3)	–	3

Actuarial losses – financial assumptions	(75)	(6)	(21)	(102)	–	(3)	(4)	(7)
	(69)	(4)	63	(10)	6	(6)	(4)	(4)

Re-measurement on plan assets excluding interest income

Return on plan assets	74	2	–	76	30	–	–	30

Total re-measurements recognized in other comprehensive income (loss), end of year	$ 5	$ (2)	$ 63	$ 66	$ 36	$ (6)	$ (4)	$ 26

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CONSOLIDATED FINANCIAL STATEMENTS

SENSITIVITY ANALYSIS

The following table outlines the potential impact of changes in certain key assumptions used in measuring the DB obligations. The sensitivity analysis contained in this table is hypothetical and should be used with caution.

(in millions of Canadian dollars)					Dec. 31, 2017

	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans		Total

Sensitivity of Assumptions	Obligation	Obligation	Obligation		Obligation

Discount rate

Impact of: 1% increase ($)	(183)	(16)	(32)		(231)

1% decrease ($)	243	21	43		307

Longevity Risk Sensitivity

Impact of: increase of 1 year in life expectancy	26	2	5		33

Rate of compensation increase

Impact of: 1% increase ($)	30	14	1		45

1% decrease ($)	(31)	(9)	(1)		(41)

Inflation rate assumption

Impact of: 0.25% increase ($)	45	4	n/a	*	49

0.25% decrease ($)	(43)	(4)	n/a	*	(47)

*	Inflation rate assumption for the other benefit plans are already factored into the other sensitivities.

A one percentage point increase in assumed health care cost trends would have increased the service and interest cost by $6 million and the obligation by $41 million. Whereas a one percentage point decrease would have decreased the service and interest costs by $4 million and the obligation by $31 million.

TOTAL CONTRIBUTIONS

Total employer contributions for pension, other post-employment and post-retirement benefits were as follows:

(in millions of Canadian dollars)				2017				2016

	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total

DB

Regular contributions	15	1	2	18	16	–	2	18

Special contributions	26	15	–	41	23	8	–	31

Total defined benefit cash payments	41	16	2	59	39	8	2	49

DC

Total defined contribution cash benefits	6	–	–	6	3	–	–	3

Total cash payments	$ 47	$ 16	$ 2	$ 65	$ 42	$ 8	$ 2	$ 52

We expect to contribute $48 million to the Plans in 2018 which includes $38 million to the RPP DB component of the plan, $6 million to the RPP DC component of the plan and $4 million for the other benefit plans. Contributions to the SRP will be determined once the actuarial valuation is complete in mid-2018.

EDC 2017 Annual Report    139

CONSOLIDATED FINANCIAL STATEMENTS

FUNDING AND SOLVENCY VALUATION

Our appointed actuaries measure the DB obligations and the fair value of the Plans’ assets for accounting purposes as at December 31 of each year. We fund our DB pension plans in accordance with actuarially determined amounts required to satisfy employee benefit obligations under current federal pension regulations. The most recent funding valuation for the RPP and the SRP was as at December 31, 2016. The next formal valuations will be conducted by the Plans’ actuaries in 2018 and will be as at December 31, 2017.

The financial health of a pension plan is measured by actuarial valuations, which are prepared on both a going-concern and a solvency basis. The EDC DB RPP ratios as at December 31, 2016 were 144.1% (2015 –137.4%) on a going-concern basis and 88.1% (2015 –88.9%) on a solvency basis. Since EDC’s solvency ratio for the RPP is less than 100%, we are required by federal pension legislation to make special monthly solvency contributions. During 2017, we contributed special payments of $26 million into the RPP and will continue to remit all required solvency payments. The solvency ratio for the SRP as at December 31, 2016 was 83.1% (2015 –89.3%) and EDC made a special contribution of $15 million to this plan in 2017.

38.	Related Party Transactions

We enter into transactions with other government departments, agencies and Crown corporations in the normal course of business, under terms and conditions similar to those that apply to unrelated parties. The following disclosure is in addition to the related party disclosure provided elsewhere in these financial statements. All material related party transactions are either disclosed below or in the relevant notes. These transactions were measured at their exchange amounts.

CANADA ACCOUNT ADMINISTRATIVE EXPENSE RECOVERY

As described in Note 39, we enter into certain financial and contingent liability transactions on behalf of the Government of Canada known as “Canada Account” transactions. We are compensated for expenses and overhead relating to Canada Account activities. In 2017, we retained $3 million (2016 – $3 million) from Canada Account receipts and recoveries for these expenses and overhead. These amounts are netted against administrative expenses on the consolidated statement of comprehensive income.

KEY MANAGEMENT PERSONNEL COMPENSATION

Key management personnel include the Board of Directors and the Executive Management team. Compensation paid or payable to key management personnel during the year, including non-cash benefits subject to income tax, was as follows:

(in millions of Canadian dollars)	2017	2016

Salaries and other short-term benefits	5	4

Post-employment benefits	1	1
Total	$ 6	$ 5

39.	Canada Account Transactions

Pursuant to the Act, the Minister, with the concurrence of the Minister of Finance, may authorize us to undertake certain financial and contingent liability transactions on behalf of the Government of Canada. These transactions and the legislative authorities that underlie them have come to be known collectively as “Canada Account”. Accounts for these transactions are maintained separately from our accounts and are consolidated annually as at March 31 with the financial statements of the Government of Canada, which are reported upon separately by the Government and audited by the Auditor General of Canada. The assets under the Canada Account, mainly loans receivable and accrued interest and fees, are recorded in accordance with the accounting policies and practices of the Government of Canada and amounted to $3.7 billion at the end of December 2017 (2016 – $4.2 billion).

The Act allows the Canada Account to have outstanding loans and commitments to borrowers and arrangements giving rise to contingent liabilities under contracts of insurance and other agreements up to a maximum of $20 billion. The position against the statutory limit at the end of 2017, determined in accordance with the requirements of the Act, was $2.7 billion (2016 – $3.1 billion).

140    EDC 2017 Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

40.	Reclassification of Consolidated Statement of Cash Flows

Effective January 1, 2017, we have reclassified a portion of our marketable securities as cash equivalents on the Consolidated Statement of Cash Flows. This change is being made to provide enhanced disclosure of the nature of these assets. The securities reclassified have a term to maturity of 90 days or less from the date of their acquisition, are considered highly liquid, readily convertible to known amounts of cash and subject to an insignificant risk of change in value. As a result of the change in presentation related to cash and cash equivalents, the comparative figures in the Consolidated Statement of Cash Flows for the year ended December 31, 2016 have been reclassified. The changes made are summarized in the following table:

			Dec. 31 2016
(in millions of Canadian dollars)	Previously Reported	Adjustments	Adjusted Balance

Cash Flows from (used in) Investing Activities

Purchases of marketable securities	(58,539)	51,753	(6,786)

Sales/maturities of marketable securities	58,505	(51,774)	6,731

Impact of reclassification on cash used in investing activities	(34)	(21)	(55)

Effect of exchange rate changes on cash and cash equivalents	(18)	(46)	(64)

Net decrease in cash and cash equivalents	(108)	(67)	(175)

Cash and cash equivalents

Beginning of period	438	1,628	2,066
End of period	$ 330	$ 1,561	$ 1,891

Cash and cash equivalents are comprised of

Cash	330	–	330

Cash equivalents included within marketable securities	–	1,561	1,561
	$ 330	$ 1,561	$ 1,891

EDC 2017 Annual Report    141

TEN-YEAR REVIEW

TEN-YEAR REVIEW

STATEMENT OF FINANCIAL POSITION

AS AT DECEMBER 31

(in millions of Canadian dollars)	2017 (1)	2016 (1)	2015(1)

Gross loans receivable	51,199	55,375	53,326

Accrued interest and fees receivable(2)	241	236	200

Deferred loan revenue and other credits	(313)	(361)	(390)

Allowance for losses on loans	(1,363)	(1,552)	(1,715)

Net loans receivable	49,764	53,698	51,421

Assets held-for-sale(3)	34	42	15

Equipment available for lease	–	–	–

Net investment in aircraft under finance leases	–	–	64

Investments at fair value through profit or loss	1,124	1,005	848

Cash and marketable securities	8,214	7,389	7,694

Reinsurers’ share of premium and claims liabilities	103	116	141

Property, plant and equipment	54	55	53

Intangible assets	106	92	71

Other assets	721	727	662
Total Assets	$60,120	$63,124	$60,969

Loans payable	47,114	49,101	46,909

Other liabilities	2,152	3,359	3,936

Allowance for losses on loan commitments(4)	14	78	113

Premium and claims liabilities	608	656	688

Loan guarantees(5)	192	167	158
Total Liabilities	50,080	53,361	51,804

Share capital	1,333	1,333	1,333

Retained earnings	8,707	8,430	7,832

Accumulated other comprehensive income (loss)	–	–	–
Equity	10,040	9,763	9,165
Total Liabilities and Equity	$60,120	$63,124	$60,969

(1)	2017 through 2010 are based on IFRS; 2009 and 2008 numbers are based on previous Canadian GAAP.
(2)

For 2017 through 2010, accrued loan interest and fees were reclassified to loans receivable for IFRS presentation purposes. For 2009 and 2008, accrued loan interest and fees are included in other assets.

(3)	At the end of December 2017, there was one Q400 and seven helicopters included in assets held-for-sale. For 2013 through 2008, assets held-for-sale is grouped with other assets.
(4)

For 2017 through 2010, allowance for losses on loan guarantees is included with loan guarantees. For 2009 and 2008, allowance for losses on loan commitments includes allowance for losses on loan guarantees.

(5)

For 2017 through 2010, loan guarantees include deferred guarantee fee revenue and allowance for losses on loan guarantees. For 2009 and 2008 allowance for losses on loan guarantees is grouped with allowance for losses on loan commitments and guarantees and deferred guarantee fee revenue is grouped with loans receivable.

142    EDC 2017 Annual Report

TEN-YEAR REVIEW

2014 (1)	2013 (1)	2012 (1)	2011 (1)	2010 (1)	2009 (1)	2008(1)

41,791	36,549	30,336	29,093	26,997	26,823	30,898

163	154	157	145	163	–	–

(368)	(346)	(362)	(558)	(549)	(556)	(689)

(1,163)	(1,246)	(1,182)	(1,680)	(1,561)	(1,948)	(1,928)

40,423	35,111	28,949	27,000	25,050	24,319	28,281

364	–	–	–	–	–	–

–	493	525	55	143	315	334

68	76	80	92	99	113	142

689	537	429	385	317	196	150

6,545	4,066	4,236	3,886	3,803	5,432	3,843

88	93	90	129	109	159	157

56	59	66	74	33	17	15

56	44	38	40	42	41	36

715	1,037	1,820	1,935	2,286	2,306	2,298
$49,004	$41,516	$36,233	$33,596	$31,882	$32,898	$35,256

38,038	31,259	25,880	23,570	22,484	24,435	25,882

1,935	1,068	676	588	459	369	1,627

44	47	58	41	93	713	807

618	606	583	875	640	793	824

153	165	161	266	245	–	–
40,788	33,145	27,358	25,340	23,921	26,310	29,140

1,333	1,333	1,333	1,333	1,333	1,333	983

6,883	7,038	7,542	6,923	6,628	5,317	5,077

–	–	–	–	–	(62)	56
8,216	8,371	8,875	8,256	7,961	6,588	6,116
$49,004	$41,516	$36,233	$33,596	$31,882	$32,898	$35,256

EDC 2017 Annual Report    143

TEN-YEAR REVIEW

STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31

(in millions of Canadian dollars)	2017 (1)	2016 (1)	2015(1)

Financing and investment revenue:

Loan	1,915	1,720	1,475

Finance lease	–	1	5

Operating lease	–	–	–

Debt relief	–	–	–

Marketable securities	93	73	60

Investments	9	9	8
Total financing and investment revenue	2,017	1,803	1,548

Interest expense	715	450	183

Leasing and financing related expenses	45	37	28
Net Financing and Investment Income	1,257	1,316	1,337

Loan Guarantee Fees	43	40	41
Insurance premiums and guarantee fees	239	229	224

Reinsurance ceded	(39)	(37)	(30)
Net Insurance Premiums and Guarantee Fees	200	192	194

Other (Income) Expenses	34	76	(200)

Administrative Expenses	431	385	351
Income before Provision and Claims-Related Expenses	1,035	1,087	1,421

Provision for (Reversal of) Credit Losses	(119)	(31)	437
Claims-Related Expenses (Recovery)	157	46	59
Net Income	997	1,072	925

Other comprehensive income (loss)	66	26	24
Comprehensive Income	$1,063	$1,098	$949

(1)	2017 through 2010 are based on IFRS; 2009 and 2008 numbers are based on previous Canadian GAAP.

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TEN-YEAR REVIEW

2014 (1)	2013	(1)	2012 (1)	2011 (1)	2010 (1)	2009	(1)	2008(1)

1,239	1,174		1,116	1,009	1,004	1,321		1,355

5	6		6	7	8	9		9

50	55		17	21	32	32		43

–	–		–	4	25	49		–

45	32		36	46	47	41		81

6	8		5	12	8	3		2
1,345	1,275		1,180	1,099	1,124	1,455		1,490

70	30		108	93	147	381		611

48	49		33	32	53	68		43
1,227	1,196		1,039	974	924	1,006		836

36	36		38	32	33	24		20
218	215		216	251	221	197		171

(23)	(22)		(20)	(17)	(11)	–		–
195	193		196	234	210	197		171

(76)	109		16	(61)	49	76		13

327	310		308	284	273	246		240
1,207	1,006		949	1,017	845	905		774

(39)	30		(340)	125	(631)	431		346

117	159		(38)	247	1	216		222
1,129	817		1,327	645	1,475	258		206

(155)	119		51	–	–	–		–
$ 974	$ 936		$ 1,378	$ 645	$ 1,475	$ 258		$ 206

EDC 2017 Annual Report    145

TEN-YEAR REVIEW

CORPORATE ACCOUNT

FINANCIAL ARRANGEMENTS FACILITATED

(in millions of Canadian dollars)	2017(1)	2016(1)	2015(1)

Financing

Direct financing	26,756	26,587	24,277

Guarantees	1,601	1,483	1,133
Total	28,357	28,070	25,410
Insurance

Credit insurance	55,827	55,724	60,175

Financial institutions insurance	8,205	7,421	7,666

Contract insurance and bonding	743	1,094	618

Political risk insurance	2,551	2,728	2,805

Guarantees	8,052	7,004	7,531
Total	75,378	73,971	78,795

FINANCIAL AND OTHER DATA

Financing (in millions of Canadian dollars)

Value of gross loans receivable	51,199	55,375	53,326

Value of investments	1,124	1,005	848

Value of undisbursed loans	20,784	19,147	19,928

Value of undisbursed investments	785	914	903

Value of loan disbursements	27,625	22,709	18,800

Value of disbursements for investments	270	237	209

Value of liability on loan guarantees	2,473	2,411	2,086

Undisbursed amounts on loan guarantees	143	103	101

Amounts available for allocation under confirmed LOC	112	181	109

Loan amounts rescheduled	–	24	–

Loan amounts written off	5	193	42
Number of current lines of credit and protocols	12	13	16

Insurance (in millions of Canadian dollars)

Value of liability on insurance and guarantees	21,648	22,693	24,314

Value of claims paid	201	110	143

Value of claims recovered	44	23	15

Value of claims outstanding at end of year	791	732	806

Value of claims under consideration at end of year	310	305	307

Number of policies issued	6,750	6,490	6,623

Number of insurance policies and guarantees in force	7,318	7,302	7,383

(1)	2017 through 2010 are based on IFRS; 2009 and 2008 numbers are based on previous Canadian GAAP.

146    EDC 2017 Annual Report

TEN-YEAR REVIEW

2014(1)	2013(1)	2012(1)	2011(1)	2010(1)	2009(1)	2008(1)

20,613	17,497	13,754	13,734	12,472	11,148	12,966

963	851	864	893	936	761	1,120
21,576	18,348	14,618	14,627	13,408	11,909	14,086

56,020	56,224	54,087	62,872	52,073	52,658	56,304

11,415	10,630	9,295	13,914	8,324	6,037	5,124

623	808	531	1,049	2,514	3,733	3,736

2,643	2,743	2,855	2,859	2,420	2,622	2,432

6,593	6,659	6,063	7,179	5,877	5,810	4,137

77,294	77,064	72,831	87,873	71,208	70,860	71,733

41,791	36,549	30,336	29,093	26,997	26,823	30,898

689	537	429	385	317	196	150

16,593	14,885	13,391	9,722	8,775	8,814	8,024

672	541	417	283	314	367	279

15,186	14,100	11,887	10,393	10,095	10,555	13,324

149	124	121	106	117	74	96

1,963	1,954	1,907	2,506	2,304	3,166	3,612

145	137	197	234	243	392	553

122	157	111	410	384	459	509

50	–	–	4	25	51	–

165	62	408	76	75	58	5
21	26	37	56	57	71	72

22,155	22,807	21,673	25,732	23,171	22,395	24,075

72	61	358	55	126	258	104

13	10	22	40	36	20	24

666	637	627	381	440	422	266

12	30	11	315	8	32	32

7,018	7,836	7,525	7,913	9,714	10,573	10,120

7,967	8,553	8,214	8,665	9,238	9,252	9,328

EDC 2017 Annual Report    147

TEN-YEAR REVIEW

CANADA ACCOUNT

FINANCIAL ARRANGEMENTS FACILITATED

(in millions of Canadian dollars)	2017	2016	2015

Financing

Direct financing	–	–	156

Insurance

Credit insurance	36	28	41

Financial institutions insurance	–	–	–

Contract insurance and bonding	–	–	–

Political risk insurance	–	–	–

Subtotal	36	28	41

Total	36	28	197

FINANCIAL AND OTHER DATA

Financing (in millions of Canadian dollars)

Value of total loans and notes receivable	2,586	2,998	3,359

Value of undisbursed loans	–	–	–

Value of loan disbursements (net of guarantees)	–	–	156

Value of liability on loan guarantees	98	121	142

Undisbursed amounts on loan guarantees	–	–	–

Amounts available for allocation	–	–	–

Loan amounts rescheduled	–	–	–
Number of transactions financed	–	–	2

Insurance (in millions of Canadian dollars)

Value of liability on insurance and guarantees	5	3	7

Value of claims paid	–	–	–

Value of claims recovered	–	–	–

Value of claims outstanding at end of year	–	–	–

Number of policies issued	–	–	–

Number of insurance policies and guarantees in force	1	1	1

(1)	Includes amounts disbursed in conjunction with the Ontario Financing Authority relating to loans in the automotive sector.

148    EDC 2017 Annual Report

TEN-YEAR REVIEW

2014	2013	2012	2011		2010		2009		2008

25	–	1	–		76		14,222	(1)	–

28	30	41	44		129		628		–

–	–	–	–		–		–		–

–	–	–	–		–		–		–

–	–	–	–		–		–		–

28	30	41	44		129		628		–

53	30	42	44		205		14,850		–

2,924	2,821	3,164	3,442		4,720		5,905		3,226

–	–	–	–		505		607		1

25	–	–	569	(1)	446	(1)	14,398	(1)	–

164	186	208	241		295		385		457

–	–	–	–		–		–		–

–	–	–	–		–		–		–

–	–	–	–		2		1		–
1	–	–	–		5		16		–

6	9	9	8		10		120		–

–	–	–	–		–		–		–

–	–	–	–		–		11		15

–	–	–	13		13		13		22

–	–	–	–		1		103		–

1	1	1	4		7		53		2

EDC 2017 Annual Report    149

GLOSSARY OF FINANCIAL TERMS

Actuarial Gains or Losses – Changes in the value of the defined benefit obligation and the plan assets due to differences between actuarial assumptions and what has actually occurred and due to changes in actuarial assumptions.

Actuarial Valuation (re: Pension Benefit Plans) – An assessment of the financial status of a benefit plan performed by an independent actuary. It includes the valuation of any plan assets and the defined benefit obligation using estimates of future events that will affect the costs and obligation for employee benefits plans.

Amortized Cost – The amount at which the financial asset or financial liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount and minus any reduction (directly or through the use of an allowance account) for impairment or uncollectability.

Basis Point – One one-hundredth of a percentage point.

CDOR – Canadian Dollar Offered Rate - An industry determined financial benchmark and the recognized benchmark index for Canadian bankers’ acceptances with a term to maturity of one year or less.

Contingent Liability – Potential debt which arises from past events and may become an actual obligation if certain events occur or fail to occur. Contingent liability is also referred to as insurance policies and guarantees outstanding.

Credit Risk – The risk of loss incurred if a counterparty fails to meet its financial commitments.

Defined Benefit Obligation – The actuarial present value, without deducting any plan assets, of expected future payments required to settle the obligation resulting from employee service in the current and prior periods.

Derivative Instruments – Financial contracts that derive their value from changes in interest rates, foreign exchange rates, credit spreads, commodity prices, equities, market indexes or other financial measures. Such instruments include futures, interest rate, foreign exchange, equity, commodity and credit default swaps.

Effective Interest Rate – The rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability.

Exposure at Default – Generally represents the gross exposure – outstanding amount for on-balance sheet exposure and loan equivalent amount for off-balance sheet exposure.

Facultative Reinsurance – Reinsurance provided on a transactional basis.

Foreign Exchange Risk – The risk of potential adverse impact on the value of financial instruments resulting from exchange rate movements.

Gross Loans Receivable – Principal amounts outstanding under existing loan agreements.

Hedge – A risk management practice used to manage interest rate or foreign exchange exposures arising from the normal course of business operations.

Individually Impaired Loans – Loans where there is objective evidence that an impairment loss has occurred.

Insurance Risk – The risk that the actual experience under an insurance policy does not follow what was anticipated at policy inception.

Interest Rate Risk – The risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

LIBOR – London Inter-Bank Offered Rate – The interest rate at which banks in London are prepared to lend funds to first-class banks.

Loss Given Default – Measures the severity of loss on a facility in the event of a borrower’s default, expressed as a percentage of exposure at default.

Liquidity Risk – The risk that we would be unable to honour daily cash outflow commitments or the risk that we would have to obtain funds rapidly, possibly at an excessively high premium during severe market conditions.

Market Risk – The risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: foreign exchange risk, interest rate risk and other price risk.

Net Finance Margin – Net financing and investment income expressed as a percentage of average income earning assets.

Net Financing and Investment Income – Revenue earned on financing, leasing, marketable securities and investment assets, less interest and leasing and financing related expenses.

Net Revenue – Net income excluding the provision for credit losses, claims-related expenses, administrative expenses, and unrealized gains and losses.

Operational Risk – The risk of direct or indirect loss resulting from the organizational environment, external events, inadequate internal processes, people, or systems.

Performing Loans – Loans for which there is reasonable assurance that EDC can collect the principal and interest on time.

Productivity Ratio – Administrative expenses expressed as a percentage of net revenue excluding the impact due to fluctuations in the exchange rate from the rate projected in the Corporate Plan.

Probability of Default – Measures the likelihood that a borrower will default within a one-year time horizon, expressed as a percentage.

Structured Entity (SE) – An entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.

Undisbursed Loan Commitments – A contractual amount under an existing loan agreement that has yet to be advanced to the borrower.

150    EDC 2017 Annual Report

CORPORATE REPRESENTATION

NATIONAL

Head Office

Export Development Canada

150 Slater Street

Ottawa, ON K1A 1K3

Tel: 613-598-2500

Fax: 613-598-3811

edc.ca

Atlantic Region

Halifax

1969 Upper Water Street,

Tower 2

Suite 1605

Halifax, NS B3J 3R7

Tel: 902-450-7610

Fax: 902-450-7601

Charlottetown

119 Kent Street

Suite 240, BDC Place

Charlottetown, PE C1A 1N3

Tel: 902-626-3037

Fax: 902-626-3642

Moncton

735 Main Street

Suite 400

Moncton, NB E1C 1E5

Tel: 506-872-8416

Fax: 506-872-8433

St. John’s

510 Topsail Road

St. John’s, NL A1E 2C2

Tel: 709-772-8808

Fax: 709-772-8693

Ontario Region

Toronto

155 Wellington Street West

Suite 3120

Toronto, ON M5V 3L3

Tel: 416-349-6515

Fax: 416-349-6516

London

148 Fullarton Street

Suite 1512

London, ON N6A 5P3

Tel: 519-858-6200

Fax: 519-858-6201

Mississauga

1 City Centre Drive

Suite 805

Mississauga, ON L5B 1M2

Tel: 905-615-6470

Fax: 905-615-6471

Windsor

3270 Electricity Dr.

Suite 209

Walker Industrial Park

Windsor, ON N8W 5J1

Tel: 519-974-7674

Fax: 519-974-9753

Quebec Region

Montréal

800 Victoria Square

Suite 4520

P.O. Box 124

Tour de la Bourse

Montréal, QC H4Z 1A1

Tel: 514-876-7100

Fax: 514-878-9891

Brossard

4805 Lapinière

Suite 4300

Brossard, QC J4Z 0G2

Phone: 450-926-0642

Fax: 450-926-6124

Drummondville

1412 Jean Berchmans

Michaud Street

Drummondville, QC J2C 7V3

Tel: 819-475-2587

Fax: 819-475-2408

Québec City

2875 Laurier Boulevard

D-3, Suite 600

Québec, QC G1V 2M2

Tel: 418-577-7400

Fax: 418-577-7419

Ville Saint-Laurent

9900 Cavendish Boulevard

Suite 201

Saint-Laurent, QC H4M 2V2

Tel: 514-215-7200

Fax: 514-215-7201

Western Region

Calgary

308-4th Avenue SW

Suite 2403

Calgary, AB T2P 0H7

Tel: 403-817-6700

Fax: 403-817-6701

Edmonton

10180-101 Street

Suite 3400

Edmonton, AB T5J 3S4

Tel: 780-801-5402

Fax: 780-801-5333

Regina

1914 Hamilton Street

Suite 300

Regina, SK S4P 3N6

Tel: 306-586-1727

Fax: 306-586-1725

Vancouver

1055 Dunsmuir Street

Suite 400, Bentall Four

PO Box 49086

Vancouver, BC V7X 1G4

Tel: 604-678-2240

Fax: 604-678-2241

Winnipeg

201 Portage Avenue

Suite 1050

Winnipeg, MB R3B 3K6

Tel: 204-318-5620

Fax: 204-318-5621

INTERNATIONAL

North America

Mexico City

Canadian Embassy

Calle Schiller 529

Rincón del Bosque

Colonia Polanco

México, D.F. 11560

Mexico

Tel: (011) 52-55-5387-9315

Monterrey

Consulate General of Canada

Gomez Morin 955

4th Floor, Suite 404

Garza Garcia, NL, C.P. 66279

Mexico

Tel: (011) 52-81-8378-0240

South America

Bogotá

Embassy of Canada

Carrera 7 #114 – 33,

Piso 14, Bogotá

Colombia

Tel: (011) 57-1-657-9800

Lima

Embassy of Canada

Bolognesi 228, Miraflores

Lima 18, Peru

Tel: (011) 51-1319-3385

Santiago

Canadian Embassy

Nueva Tajamar

481 – 12th floor

North Tower

Las Condes

Santiago, Chile

Tel: (011) 56-2-2652-3807

Rio de Janeiro

Canadian Consulate General

Av Atlantica 1130, 13º andar

Copacabana

Rio de Janeiro - RJ, Brazil

CEP 22021-000

Tel: (011) 55-21-2295-0391

São Paulo

Canadian Consulate General

Av. das Nações Unidas 12901

Cenu Torre Norte, Andar 16°

CEP 04578-000

São Paulo – SP, Brazil

Tel: (011) 55-11-5509-4362

Europe

Düsseldorf

Consulate of Canada –

Düsseldorf

Benrather Strasse 8

40213 Düsseldorf

Germany

Tel: (011) 49-(0) 211-1721745

Istanbul

Canadian Consulate

209 Buyukdere Caddesi

Tekfen Tower – 16th Floor

Levent 4,

Istanbul 34394

Turkey

Tel: (011) 90-212-385-9700

London

High Commission of Canada

Trafalgar Square

London SW1Y 5BJ

United Kingdom

Tel: (011) 44-20-7004-6138

Moscow

Canadian Embassy

23 Starokonyushenny

Pereulok

Moscow, 119002

Russia

Tel: (011) 7-495-925-6095

Africa/Middle East

Johannesburg

High Commission of Canada

10 Arnold Road

Johannesburg, 2196

South Africa

Tel: (011) 27-11-442-3130

Dubai

Consulate General of Canada

Jumeirah Emirates Towers,

19th Floor

Sheikh Zayed Road

Dubai, United Arab Emirates

Tel: (011) 971-4-404-8563

Asia

Jakarta

Embassy of Canada

World Trade Centre I – 6th

Floor

Jalan Jend. Sudirman Kav.

29-31

Jakarta 12920

Indonesia

Tel: (011) 62-21-2550-7835

New Delhi

High Commission of Canada

7/8 Shantipath

Chanakyapuri

New Delhi 110021

India

Tel: (011) 91-11-4178-2288

Mumbai

Consulate General of Canada

Indiabulls Finance Centre

Tower 2, 21st Floor

Senapati Bapat Marg

Elphinstone Road (West)

Mumbai 400 013

India

Tel: (011) 91-22-6749-4480

Beijing

The Canadian Embassy in China

19 Dong Zhi Men Wai Street

Chayoang District

Beijing, 100600

China

Tel: (011) 86-10-5139-4000

Shanghai

Canadian Consulate General

ECO City Building

8th floor, 1788 Nanjing Xi Lu

Jing An District

Shanghai, 20040

China

Tel: (011) 86-21-3279-2800

Singapore

12 Marina Boulevard #34-04

Marina Bay Financial

Centre

Tower 3

Singapore 018982

Tel: (011) 65-6854-5900

Australia

Sydney

Consulate General of Canada

Quay West

111 Harrington St., Level 5

NSW, 2000

Tel: (011-61-2) 9364-3000

EDC 2017 Annual Report    151

PHOTO CREDITS

Covers/tables of content, © iStock/firatgocmen; pages 6 & 8, © Martin Lipman; pages 10/11, © iStock/vm; page 12, courtesy of Wild West Seasoning; page 13, courtesy of Bizou International; page 14, courtesy of HB Studios; page 15, courtesy of Carmanah Technologies; page 16, courtesy of Walker Drilling; pages 18–25, © Martin Lipman; page 26, courtesy of Innova Global; page 27, © iStock/davemantel; page 28, courtesy of Vive Crop Protection; page 29, courtesy of eCamion; page 30, courtesy of C2 international; page 31, courtesy of Handling Specialty; page 32, © Open Shutter Photo/Richard Dufault; pages 42, 43, 82, © Martin Lipman.

EDC Employees featured in this report

Page 18/19, left to right
David Bhamjee (Corporate Communications and Public Affairs), Carolyn Carson (Corporate Communications and Public Affairs)

Page 20, left to right
Nancy Lafleur (Compliance and ethics), Rimal Gaind (Treasury), François Villeneuve (Treasury), Nadine Sciacca (Compliance and Ethics)

Page 21, left to right
Richard Bernst (Enterprise Risk Management), Mahrukh Ashraf (International Financing, Direct), Chrys Moll (Knowledge Business), Aida Alvarenga (Knowledge Business)

Page 22, left to right
Luis Torres (Cleantech), Nancy MacGirr (Enterprise Risk Management), Sajjad Jafri (Corporate & Asset-Backed Lending), Cindy Lim (Corporate & Asset-Backed Lending)

Page 23, left to right
Mélanie Carter (Commercial Markets and Small Business), Ryan Chow (Contract Insurance and Bonding), Yannik Gauthier (Commercial Markets and Small Business), Véronique Tremblay (Contract Insurance and Bonding)

Page 24/25, left to right
Holly Avery (Corporate Finance and Control), Marsha Acott (Corporate Finance and Control), Michelle Emond (Corporate Finance and Control)

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